THE CHUBB CORPORATION

Annual Report 2004

















In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk into success, often by helping policyholders prevent disasters before they occurred. By the turn of the century, Chubb had established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb principle, captures the spirit of our companies. Each member of the Chubb organization seeks to stand apart by bringing quality, fairness and integrity to each transaction.

The Chubb Corporation was formed in 1967 and was listed on the New York Stock Exchange in 1984. Today, Chubb stands among the largest property and casualty insurers in the United States and the world. Chubb's 11,800 employees serve customers from offices throughout North America, Europe, South America and the Pacific Rim.

The principles of financial stability, product innovation and excellent service combined with the high caliber of our employees are the mainstays of our organization.

Contents

On the cover: The trout pond at The Orvis Company's Manchester, Vermont flagship store (see page 12). Inset: Six of the Chubb employees who contributed to our record results in 2004 (see page 16).



John D. Finnegan, Chairman, President and Chief Executive Officer

Dear Fellow Shareholder:

I am pleased to report that 2004 was another outstanding year of achievement for Chubb, with record net income of $1.5 billion or $8.01 per share, compared to $809 million or $4.46 per share in 2003. Operating income, which we define as net income excluding realized investment gains and losses, grew to a record $1.4 billion or $7.26 per share, up from $754 million or $4.16 per share in 2003. It was the first time Chubb's after-tax earnings surpassed a billion dollars, and it was the second consecutive year of record results.

Net Income
($ in millions)


$715
$112
$223
$809
$1,548
2000
2001
2002
2003
2004

The combined loss and expense ratio for 2004 was 92.3% — the best combined ratio achieved since Chubb was incorporated in 1967. The expense ratio for the year was 29.2% in 2004 — the lowest in 18 years.


Combined Loss & Expense Ratio
Percentage of premium dollars spent on claims and expenses
116%
112%
108%
104%
100%
96%
92%
113.4%
106.7%
100.4%
98.0%
92.3%
2000
2001
2002
2003
2004

Total shareholder return for 2004, including stock-price appreciation and dividends, was 15%, compared to 11% for both the S&P 500 and the S&P Property and Casualty Index.

Net written premiums grew 9% to $12.1 billion. The combined loss and expense ratio for 2004 was 92.3% — the best combined ratio achieved since Chubb was incorporated in 1967. The expense ratio for the year was 29.2% in 2004 — the lowest in 18 years.

These results are all the more noteworthy as they were achieved in a far less favorable rate environment than the one that prevailed in 2003. Our underwriters stayed focused on the bottom line; if we could not get the price, terms and conditions we needed to be profitable, we bowed out and let a competitor write the business. The reason we were able to do this and still grow is that customers place their business with Chubb because of our reputation for quality coverages, financial strength, fairness, integrity and unparalleled claim service.

Chubb Personal Insurance (CPI) produced premium growth of 9% and had a combined ratio of 92.8%, 5.4 points better than in 2003. Thanks to a combination of underwriting expertise and good luck, we suffered disproportionately low losses from the 2004 Florida hurricanes and almost no losses from the Asian earthquake and tsunami.

Chubb Commercial Insurance (CCI) had another excellent year, growing net written premiums by 11% and producing an outstanding


John J. Degnan, Vice Chairman and Chief Administrative Officer


Thomas F. Motamed, Vice Chairman and Chief Operating Officer


Michael O'Reilly, Vice Chairman and Chief Financial Officer

combined ratio of 82.1%, a 7.1 percentage point improvement over 2003, excluding asbestos charges in both years. Including the asbestos charges of $75 million in 2004 and $250 million in 2003, the combined ratio improved 12.1 points to 83.8%.

For **Chubb Specialty Insurance** (CSI), premiums grew 7%, and the combined ratio was 100.3%, compared to 100.0% in 2003. Results in both years were affected by unfavorable loss development in our Executive Protection and Financial Institutions lines related to claims occurring before 2003. We believe the business we wrote in 2003 and 2004 will perform much better. Rates have increased substantially over the past few years. We have implemented lower limits and better terms and conditions, and we continue to shift our book of business to the historically more profitable middle market. Chubb Re, our opportunistic reinsurance operation, grew 16% in 2004 and produced a strong combined ratio of 94.1%.

Our customers place their business with Chubb because of our reputation for quality coverages, financial strength, fairness, integrity and unparalleled claim service.

Our 2004 results demonstrate that the message is clear throughout Chubb that underwriting discipline is paramount and that premium growth is desirable only if it leads to underwriting profit.

Outside the U.S., premiums grew 12% (or 4% in local currencies) to $2.2 billion, and the combined ratio was 93.8%, compared to 92.2% in 2003.

The insurance industry underwent considerable turmoil in 2004 as a result of unethical practices uncovered by New York Attorney General Eliot Spitzer and other regulators. The entire system of how brokers and agents are compensated is now under review and will likely result in some structural changes in how business is conducted. We believe that producers play a critical and valuable role in the distribution of our insurance products, and that they are entitled to fair compensation for the services provided. To that end, we intend to remain competitive in the way in which we compensate our producers. We also believe, however, that producer compensation should be transparent to the insured. Chubb has cooperated fully with the regulators who have asked us for information. Although the outcome of the ongoing legislative and regulatory debate regarding producer compensation is still uncertain, we intend to keep up with evolving standards with respect to both the form of compensation and disclosure.

Net Written Premiums
($ in billions)


$6.3
$7.0
$9.0
$11.1
$12.1
2000
2001
2002
2003
2004

The outstanding results of 2004 are the product of a concerted effort over the past two years to address the challenges that were facing Chubb. They reflect our focus on core competencies and our exiting those businesses and areas in which we were not earning an acceptable return. These include the personal lines business in Continental Europe, the credit derivatives business and the computer training business.

They also reflect better execution in our core operations. Our 2004 results demonstrate that the message is clear throughout Chubb that underwriting discipline is paramount and that premium growth is desirable only if it leads to underwriting profit.

One factor that has contributed to our improved profitability is our insistence on disciplined expense management throughout the company, resulting in a 2004 expense ratio of 29.2%. We instituted rigorous expense controls last year, and we expect to maintain them in 2005. This emphasis on tightened expense control will bolster our ability to be profitable in a changing marketplace environment and to allocate our resources to areas where we have a competitive advantage.

In addition to improved profitability, we have also significantly reduced our risk profile over the past two years. We resolved the questions raised about our World Trade Center reinsurance recoverables, we won the Silverstein World Trade Center litigation, we settled the Aquila surety bond exposure on very favorable terms and we reduced Chubb Financial Solutions' credit default swap notional exposure from $43 billion as of mid-2003 to $9 billion as of the end of 2004.

Increased profitability and reduced risk have enabled us to strengthen our capital position and maintain our excellent financial ratings as the business has grown.

From a corporate culture perspective, we have infused greater

The emphasis on tightened expense control will bolster our ability to be profitable in a changing marketplace environment and to allocate our resources to areas where we have a competitive advantage.

Shareholders' Equity
($ in billions)


$6.9
$6.5
$6.8
$8.5
$10.1
2000
2001
2002
2003
2004

Increased profitability and reduced risk have enabled us to strengthen our capital position and maintain our excellent financial ratings as the business has grown.

accountability into our culture and specifically in our human resource management. We have aligned our performance ratings to actual accomplishments, and we are now paying for that performance in a much more differentiated fashion.

So, all in all, much has been achieved in these two years. I am very grateful for the efforts of all of the people at Chubb who have worked to make this happen. Now we need to demonstrate that this is not a two-year phenomenon but that we have a franchise that can produce consistently strong results over the long term. We look forward to rewarding your confidence with another year of record earnings in 2005.



John D. Finnegan
Chairman, President and Chief Executive Officer

March 4, 2005

Investment Income
Pre-tax, after expense
($ in millions)


$944
$969
$973
$1,089
$1,231
2000
2001
2002
2003
2004

Chubb Investments

Chubb's track record of financial strength, stability and discipline has always distinguished us from competitors and enhanced the customer's view of the company's ability to pay claims now and in the future. Our strong balance sheet and superior ratings are due not only to disciplined underwriting and conservative reserving practices but also to the manner in which our investments team manages the portfolios of the corporation and its property and casualty subsidiaries.

"Our investment strategies are based on many factors, including our underwriting results, our commitment to maintain a strong credit rating, our tax position and asset-liability management issues," says Ned Gerstman, Chubb's Chief Investment Officer for Domestic Investments. "Chubb's balance sheet is characterized by its quality, safety and liquidity. Knowing that an insurer is operating from a solid financial foundation is reassuring to customers who are relying on us to fulfill our obligations to them in the event of a loss."

Currently, our investment portfolio of more than $31 billion includes approximately $1 billion in short-term instruments available instantly to pay unexpected claims, and $28 billion in very high-quality, fixed-income securities, with the balance invested in higher-risk assets such as common stocks or alternative investments. Our cash flow from operations in 2004 was $4.1 billion — a record for Chubb and an accomplishment of which we are particularly proud. Even during the down years of the insurance cycle, we were one of the very few companies that consistently remained cash positive.

"Although investment income is important, we believe that the appropriate criterion for managing investment portfolios is total rate of return," says Marjorie Raines, Chief Investment Officer for Foreign and Alternative Investments. "We expect Chubb's portfolio managers to focus on long-term performance and encourage them to take measured risk in an effort to add value against their benchmarks. This fosters a sound investment approach that is aligned with how we manage our core insurance business, and has succeeded in providing consistent investment income and a robust total rate of return."



Photo above: Ned Gerstman, Chief Investment Officer for Domestic Investments, and Marjorie Raines, Chief Investment Officer for Foreign and Alternative Investments.



Ranked number-one service provider among insurance carriers for the third year in a row in an annual survey of U.S. agents and brokers conducted by Goldman Sachs, Chubb was also distinguished as a "top performer" by numerous professional insurance agents' organizations throughout the U.S. in 2004.

Chubb's high standards and claim-handling protocols are consistent worldwide. Our multinational claim unit can handle claims 24 hours a day, seven days a week through more than 70 offices worldwide, a capability that earned us top awards in 2004 from insurance brokers' associations in Australia, Canada, Colombia and Singapore.

Chubb Claim Department

There is irony inherent in every insurance policy: The customer who buys it hopes never to have to use it. However, insurance exists because individuals and companies do have losses, providing us ample opportunity to fulfill our end of the insurance contract. "Each customer's claim is unique, and our approach to settling a claim is tailored to the situation; however, we have always adhered to values and practices that clearly distinguish us from competitors," says Michael Marchio, Chubb's Worldwide Claim Manager.

Chubb's reputation for superior claim service was a major selling point for Keeneland, a one-of-a-kind Thoroughbred race course and sales company located in Kentucky's Bluegrass Region. A Chubb customer since 1983, Keeneland is known within the racing industry for attention to detail and superior service. When a windstorm damaged their training center, clubhouse and company-owned residences, they were pleased to learn that they could expect the same attention from their insurer. Chubb was on site the next day to begin the adjustment process and suggest contractors who could restore what Keeneland had lost. "The unusual nature of our business and the historic features of Keeneland's grounds generate a complex range of exposures, from standard property, to business interruption, to auction liability and horse mortality," says Keeneland's Vice President Harvie Wilkinson. "When we do suffer a loss, we're confident that Chubb can knowledgeably assess the damage regardless of the nature of the claim and move us quickly toward recovery."

Although Keeneland's business might be unique, their claim experience with Chubb is typical of what our customers worldwide can expect from us. Whether the loss is large or small, Chubb's aim is to make contact with the customer within 24 hours of notice of a loss and to pay the claim within 48 hours of settlement. As evidenced by the numerous industry awards for service (see box above), we seldom miss the mark.

The efforts of Marchio's team to continually improve service levels were enhanced in 2004 with the implementation of ClaimVision, a unique, Internet-enabled claim-processing system that ensures consistent and efficient claim handling while freeing up adjusters to focus on the service needs of customers. "When you consider that the customer's perception of an insurance purchase is largely based on the quality of the claim response, it becomes clear why Chubb places such high value on streamlining and improving claim processes," says Carole Weber, the business technology manager who led the teams that developed ClaimVision. "This technology has enabled us to provide customers with more personal and efficient service, reduce low-value activities and paperwork, and capture more meaningful claim data on a real-time basis. That translates to a significant competitive advantage for Chubb."

Photo at left: Edward G. Spell, Corporate Liability Manager (left); Michael Marchio, Worldwide Claim Manager; Carole Weber, Worldwide Claim Business Technology and Casualty Claim Best Practices Manager; and William J. Falsone, Worldwide Manager of Property Claims.

Photo at right: Standing in view of the Keeneland Race Course grandstand near Lexington, Kentucky are Harvie Wilkinson (left), Keeneland's Vice President; and Nick Nicholson, Keeneland's President and Chief Executive Officer.





Chubb Personal Insurance

What do 60% of the *Forbes 400* wealthiest people in the U.S., more than half of the *Fortune* 500 CEOs and 60% of the U.S. collectors on *The ARTnews 200* top collectors list have in common? They all have chosen Chubb Personal Insurance (CPI) products to protect their homes and possessions. Chubb's specialized products provide more coverage choices and higher limits than standard personal insurance policies. Our premier personal lines product, *Masterpiece*®, covers homes, cars, boats, valuable possessions and collections, and personal liability. Chubb is also a leading worldwide specialist insurer of jewelry, fine arts and other collectibles and can provide policies designed specifically for vacation homes, city homes, antique and collector vehicles, yachts, family office and family protection — including kidnap and ransom.

Carey and Susan DeDeyn of Atlanta, Georgia learned first-hand the value of Chubb coverage

Photo at far left: Chubb Personal Insurance customers Carey and Susan DeDeyn relax in the reconstructed sunroom of their home in Atlanta, Georgia.

Photo at left: A mammoth red oak tree severely damaged the DeDeyns' home.

Photo at right: Joel M. Tealer, CPI Worldwide Human Resources Manager (left); Fran O'Brien, CPI Worldwide Underwriting Manager; Edward J. Fernandez, CPI Worldwide Field Operations Manager; and Andrew A. McElwee, Jr., Chief Operating Officer of Chubb Personal Insurance.



when a mammoth red oak tree crashed through the roof of their 85-year-old classic home during a storm, causing more than half a million dollars in damage. Their *Masterpiece* policy enabled them to restore the structure to its original state — right down to the elaborate plaster moldings and 1920s brick exterior — using contractors of their choice and without a penny out-of-pocket. "As an attorney, I've had my share of experience with recalcitrant and uncooperative companies," says Mr. DeDeyn. "We have been absolutely delighted by the professionalism with which Chubb has responded and the interest they have taken in our well-being. This is really how it should work."

For CPI Chief Operating Officer Andrew McElwee and his team, the DeDeyns' experience is representative of Chubb's commitment to making the customer whole again — even when challenged with restoring or duplicating distinctive materials and structural features. "It's important for us to convey to customers that in addition to delivering the financial protection we have promised, we are also sensitive to the personal impact of their loss," says McElwee. "We distinguish ourselves not only by having the best products, claim handling and service, but also the best people in the industry."

In 2004, CPI offered still more ways to provide our customers peace of mind by continuing to expand our product line. CPI's new *Signature Passport*℠ product is an annual travel accident policy with generous benefits for excess medical expenses and emergency medical transportation. *Masterpiece Condominium* and *Cooperative Preference*℠ were added to the *Masterpiece* suite, offering enhanced coverages for unit owners with significant contents and additions-and-alterations exposures.

In addition to developing new products, CPI moved forward in 2004 to reinvigorate our operations in high-return markets, get the upper hand on water damage and mold exposures, and chip away at overhead expenses while improving productivity. McElwee is already building on the momentum gained from CPI's 10-year annual growth rate of 13.1% and superior average combined ratio of 93.3%. "For the past couple of years, our posture has been deliberately defensive as we focused on restoring CPI to profitability," he says. "It's now time for our competitors to lose sleep over our relentless determination to win."



Chubb Commercial Insurance

Whether a customer's property and casualty insurance needs are standard or highly specialized, Chubb Commercial Insurance Chief Operating Officer Paul Krump and his team have a solution. From basic property and workers compensation to cargo, entertainment and political risk coverage, most of our 90 products include enhancements excluded from typical industry policies and can be crafted to address unusual exposures. Chubb Commercial Insurance (CCI) also offers industry-specific programs tailored to the special needs of such businesses as law firms, life sciences firms, information technology companies, museums and cultural institutions.

The Orvis Company has been a CCI customer since 1982. An institution in its own right, Orvis is not only the oldest continuously operating catalog company in the U.S. and purveyor of the most innovative fly-fishing equipment in the world, but also an active supporter of conservation efforts. Donating 5% of its annual pre-tax profits to organizations that guard against the loss of essential wildlife habitat, Orvis relies on Chubb to help it guard against losses within its own operations — including 42 retail locations in the U.S. and the U.K., highly successful catalog and e-commerce businesses, and fly-fishing and skeet-shooting schools throughout North America. When a fire broke out in one of Orvis's warehouses, the sprinkler system recommended by Chubb's loss control specialists during building construction dramatically reduced Orvis's loss. It's advice like this that makes Leigh "Perk" Perkins, CEO of The Orvis Company, view Chubb as a trusted partner. "Chubb's knowledge of risk helps us make the right choices," he says. "Orvis has built its reputation on quality, innovation and exceptional service since 1856. We like to work with other companies that respect and share those values."

CCI's relationship with The Orvis Company is representative of Chubb's dedication to helping customers worldwide make insurance choices that protect their assets. Our unique, state-of-the-art, global solutions are

Photo at left: Steven D. Hernandez, CCI Worldwide Loss Control Manager (left); Steven R. Pozzi, CCI Chief Underwriting Officer; Paul J. Krump, Chief Operating Officer of Chubb Commercial Insurance; and Gail W. Soja, CCI Worldwide Field Operations Manager.

Photo at right: At The Orvis Company's flagship store in Manchester, Vermont are Dave Perkins, the company's Executive Vice President (left), and Leigh "Perk" Perkins, Jr., Chief Executive Officer.





supported by Chubb-staffed offices in 28 countries. CCI strengthened its global presence in 2004 by launching products for Life Sciences customers throughout Europe and by bringing new *Builders' Risk* policies to Asia Pacific markets. Also launched last year was *Customarq Classic Property*, a modular property product that builds on an existing product line and provides broad insurance coverage to the middle-market sector. Always on the cutting edge, *Customarq* responds to emerging first-party exposures presented by the Internet and customers' increasing reliance on electronic information to conduct business.

CCI's financial performance in 2004 was impressive. Growth of 11% pushed CCI's net written premiums over the $4.5 billion mark — nearly twice what we wrote just five years ago. Looking ahead, CCI expects to benefit from a number of marketing and operational efficiency initiatives launched over the past year. Krump's "back to basics" success formula is a mix of unwavering underwriting discipline and a determination to know our agents, brokers and customers better than anyone else in the business. "We make a point of understanding the customer's business and its risks before recommending the best way to protect it," says Krump. "We start by listening to the customer."

Chubb Specialty Insurance

Chubb Specialty Insurance (CSI), led by Chief Operating Officer Robert Cox, has been a market leader in specialty coverages for more than 30 years and is currently the largest writer of commercial and financial fidelity insurance in the U.S. CSI's wide array of executive protection and professional liability insurance products helps provide financial certainty to privately and publicly owned companies, financial institutions, not-for-profit organizations and health care organizations through state-of-the-art directors and officers (D&O), errors and omissions (E&O), kidnap/ransom, and employment practices liability insurance.

Known industry-wide as a market leader and product innovator, CSI can claim a series of firsts that have earned Chubb a reputation for thinking ahead of the market. CSI's Department of Financial Institutions, founded in the 1960s and finishing 2004 with net written premiums of $872 million, distinguishes Chubb as the only insurer offering financial institutions "one-stop shopping" for all of their property and casualty and professional liability needs. CSI was also the first insurer to pursue private-company D&O and among the first to offer employment practices liability coverage.



CSI launched several new products in 2004, including *D&O Elite*SM, a product that protects the personal assets of directors and officers when their company cannot, and *ChubbPro Lawyers Professional Liability Insurance*SM, an errors and omissions policy tailored to the needs of law firms. They also added *ForeFront Portfolio*SM *for Community Banks* to our family of *ForeFront* products. First introduced in 1996, the *ForeFront* line was designed to help small to mid-size businesses minimize coverage gaps and respond to special liability needs.

One of those businesses is Wieden+Kennedy, the innovative Portland, Oregon-based advertising agency best known for creating Nike's "Just Do It" slogan. A Chubb customer since the mid-1990s, W+K relies on Chubb to anticipate and respond to exposures arising from the agency's global growth and the start-up of W+K 12, a unique, highly selective apprentice program for college graduates interested in exploring careers in advertising. "Chubb's professional staff, specialized products and global presence are a perfect match with our needs and expectations," says Denis Moore, Chief Financial Officer of Wieden+Kennedy.

Photo at left: In the atrium of Wieden+Kennedy's Portland, Oregon headquarters are W+K executives David Luhr, Chief Operating Officer (left); Denis Moore, Chief Financial Officer; Dan Wieden, President and Chief Executive Officer; and John Jay, Executive Creative Director.



Photo at right: Robert Cox, Chief Operating Officer of Chubb Specialty Insurance (left); Lisa McGee, CSI Private Commercial Product Manager; Jim Bronner, CSI Chief Underwriting Officer; and Lori Fouché, CSI Private Company Group Manager.

While outperforming the industry on measures such as product innovation and service, CSI's results have been adversely affected in recent years by the surge in shareholder suits that transformed the D&O/E&O landscape for all specialty insurers. Our efforts in 2004 centered on positioning CSI for a return to profitability by maintaining underwriting discipline in a softening market, exceeding retention rate targets, expanding our focus on small and middle-market accounts, and launching new sales and prospecting tools.

Cox has good reason to be optimistic about the year ahead and our ability to leverage Chubb's strengths in a market beset by emerging exposures and expanding loss scenarios. CSI's executive protection and financial institutions business has more than doubled its written premiums over the past five years. "Going forward, our competitors will be facing the same challenges but without as many advantages as we bring to the table," says Cox. "We use value, not price, to win business from competitors."


R. Jeffery Brown

Meet six of our managers who are representative of the many employees who contributed to Chubb's record results in 2004.

In his 24 years with Chubb, **Jeff Brown** held a variety of positions in field operations before coming to the home office. Seeing the business from both sides has helped him accommodate both the needs of the field staff and strategic corporate imperatives.

As Senior Vice President and Manager of Chubb's customer services operations in the U.S., Jeff has been instrumental in the design of a policy-processing centralization program that will enable branch employees to spend more time serving customers and prospecting for new business.

"We need to stay focused on delivering the superior service that Chubb's customers expect, while doing all we can to keep expenses under control," says Jeff. "I try to make that happen by finding new ways to help the company improve service levels and lower costs."

An arts graduate with more than 20 years of insurance industry experience, **Carolyn Hamilton**, Vice President and Northern Region Manager for Chubb U.K., knows her market and works closely with her team to translate that knowledge into tangible results.

In 2004, the Northern Region, which includes the Manchester, Leeds, Birmingham and Glasgow branches, generated more than 40% of Chubb's U.K. premium volume. Under her leadership, the region's written premiums have nearly doubled in three years and maintained impressive underwriting profitability.

Carolyn, who joined Chubb in 1995 and is an Associate of the Chartered Insurance Institute, views results as being more than just numbers. "At Chubb, you really do feel as if you make a difference. Our people are our secret weapon, and strong teamwork underpins our success," she says. "In Europe, our people truly live the brand, and we


Carolyn Hamilton


Bruce Thorne

believe in the principles behind our products: trust and added value."

With 20 years of industry experience behind him, **Bruce Thorne** was able to hit the ground running when he joined Chubb eight years ago. In addition to his role in helping restore the profitability of the company's global commercial property business, he managed Chubb Commercial Insurance's worldwide catastrophe exposures and reinsurance operations.

Now Senior Vice President and Manager of Chubb's Washington, D.C. branch, Bruce places a high value on teamwork and is known for his commitment to developing those he leads. "The way Chubb conducts business matches my business style," Bruce says. "This company is filled with resourceful, smart students of the business who are looking for ways to contribute. There is nothing more rewarding than seeing someone you have mentored along the way attain a leadership position." Bruce is the former chairman of Chubb's Minority Development Council.

A 25-year industry veteran who joined Chubb in 1986, **Kenneth Chung** is Vice President and Manager of the Northeast Zone for Chubb Commercial Insurance's largest customer group. Last year, in addition to being busy acquiring new accounts, solidifying existing relationships and finding creative ways to position Chubb, Kenneth was completing his M.B.A. at Boston University. Kenneth is also an Associate of the Chartered Insurance Institute and a Chartered Property Casualty Underwriter.

Kenneth's drive to improve his own skills is reflected in the 2004 results of his 32-member team of underwriters, which grew its premiums by double digits while remaining highly profitable. "I am very fortunate to work with a group of exceptionally skilled and dedicated professionals in the field and home office," says Kenneth. "Here at Chubb, we allow employees real business latitude but hold them accountable for the results."


Kenneth Chung


Nancy Pate-Nelson

Since joining Chubb in 1980, **Nancy Pate-Nelson** has held management positions in personal lines, human resources and marketing. In her current role as Senior Vice President and Branch Manager in Tampa, Florida, Nancy has drawn on this experience to strengthen local relationships with customers and agents while growing the branch's profitable business in target markets. Under her leadership, Tampa's premiums have increased 21% since 2002.

For Nancy, the rewards of a career with Chubb have always been clear. "Early in my career, I knew that the company was employee-friendly in every sense," she says. "Chubb wants people to succeed and rewards them when they do. Every position I've held has provided the opportunity to develop new skills and use them in ways that not only benefit the company but also support my own professional growth."

Since joining Chubb in 1986, **Dino Robusto** has moved up through the ranks from commercial lines underwriter to Senior Vice President and Chubb's New York Brokerage Zone Officer, overseeing our business with all New York City brokers and agents. In his previous position as Field Operations Officer for Chubb Commercial Insurance, he was a member of the leadership team responsible for implementing a "pricing and pruning" strategy that returned the business unit to profitability.

Dino leads by example, using his ambition and career perspective to motivate others. "I've always taken a long-term view of my career, with emphasis on cross-discipline expertise, and I encourage others to do the same," Dino says. "Chubb has enabled me to push the limits of my capabilities through executing business plans and leading people. Indeed, coaching others in growing the bottom line results in growth for me, for those I lead and for Chubb."


Dino Robusto

CHUBB & SON, A DIVISION OF FEDERAL INSURANCE COMPANY

Managing Directors

John L. Angerami
Joel D. Aronchick
Ronald G. Bennett
Jon C. Bidwell
James P. Bronner
Alan C. Brown
Gerard M. Butler
John F. Casella
Michael J. Casella
Terrence W. Cavanaugh
Robert C. Cox
John J. Degnan
Christopher N. DiSipio
William J. Falsone
George R. Fay
Edward J. Fernandez
John D. Finnegan
Gregory Georgieff
Ned I. Gerstman
Christopher J. Giles
John H. Gillespie
Baxter W. Graham
Mark E. Greenberg
Donna M. Griffin
Henry G. Gulick
David G. Hartman
Jayne E. Hill
Kim D. Hogrefe
Sunita Holzer
Doris M. Johnson
John F. Kearney
Mark P. Korsgaard
Paul J. Krump
Donald B. Lawson
Michael J. Marchio
George F. Marts
Charles G. McCaig
Andrew A. McElwee, Jr.
Donald E. Mergen
Ellen J. Moore
Harold L. Morrison, Jr.
Thomas F. Motamed
Joseph C. O'Donnell
Michael O'Reilly
Gary C. Petrosino
Steven R. Pozzi
Marjorie D. Raines
Dino E. Robusto
Henry B. Schram
Gail W. Soja
Edward G. Spell
Timothy J. Szerlong
Janice M. Tomlinson
Gary Trust
William P. Tully
Bernardus Van Der Vossen
Thomas T. Warden
Herman G. Weiss

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President and Chief Operating Officer
Thomas F. Motamed

Executive Vice Presidents
Robert C. Cox
John J. Degnan
George R. Fay
Paul J. Krump
Michael J. Marchio
Andrew A. McElwee, Jr.
Harold L. Morrison, Jr.
Michael O'Reilly
Janice M. Tomlinson

Senior Vice Presidents
Valerie A. Aguirre
James E. Altman
John C. Anderson
John L. Angerami
Joel D. Aronchick
William D. Arrighi
Walter Baker, Jr.
Gregory P. Barabas
Donald E. Barb
Mark L. Berthiaume
Jon C. Bidwell
Julia T. Boland
James P. Bronner
Deborah L. Bronson
David J. Brosnan
Alan C. Brown
R. Jeffery Brown
Timothy D. Buckley
Gerard M. Butler
John F. Casella
Michael J. Casella
Terrence W. Cavanaugh
Gardner R. Cunningham, Jr.
Robert F. Dadd
David S. Dalton
James A. Darling
Gary R. DeLong
Christopher N. DiSipio
Timothy R. Diveley
Kathleen M. Dubia
Mark D. Dugle
Kathleen S. Ellis
Timothy T. Ellis
William J. Falsone
Edward J. Fernandez
Michele N. Fincher
Philip W. Fiscus
Sean M. Fitzpatrick
Thomas V. Fitzpatrick
Philip G. Folz
Lori D. Fouché
Paul W. Franklin
Anthony S. Galban
Thomas J. Ganter
James E. Gardner
Gregory Georgieff
John C. Gibson, Jr.
Christopher J. Giles
John H. Gillespie
Baxter W. Graham
Jeffrey S. Grange
Mark E. Greenberg
Donna M. Griffin
Charles S. Gunter
Marc R. Hachey
James R. Hamilton
Steven D. Hernandez
Jayne E. Hill
Henry B. Hoffer
Jeffrey Hoffman
Kevin G. Hogan
Kim D. Hogrefe
Kristen A. Holden
Sunita Holzer
Susan R. Huntington
Patricia A. Hurley
Gerald A. Ippolito
Doris M. Johnson
John F. Kearney
Bettina F. Kelly
John J. Kennedy
James P. Knight
Mark P. Korsgaard
Eric T. Krantz
John B. Kristiansen
Andrew N. LaGravenese
James V. Lalor
Kathleen S. Langner
Donald B. Lawson
Kevin J. Leidwinger
Paul L. Lewis
Robert W. Lingeman
Robert A. Lippert
Amelia C. Lynch
Michael J. Maloney
Michael L. Marinaro
George F. Marts
Kathleen P. Marvel
Robert A. Marzocchi
Charles G. McCaig
David P. Mc Keon
Donald E. Mergen
Michelle D. Middleton
Robert P. Midwood
John J. Mizzi
Ellen J. Moore
Frank Morelli
Lynn S. Neville
Frances D. O'Brien
Joseph C. O'Donnell
Moses I. Ojeisekhoba
Bridget Onda
Michael D. Oppe
Daniel A. Pacicco
Nancy D. Pate-Nelson
Robert A. Patulo
Jane M. Peterson
Gary C. Petrosino
Steven R. Pozzi
Edward J. Radzinski
Jenifer L. Rinehart
Christoph C. Ritterson
Dino E. Robusto
Evan J. Rosenberg
Judith A. Sammarco
Celia Santana
Timothy M. Shannahan
Richard I. Simon
Kevin G. Smith
Gail W. Soja
Richard P. Soja
Jody E. Specht
Edward G. Spell
Paul M. Stachura
Kenneth J. Stephens
John M. Swords
Timothy J. Szerlong
Joel M. Tealer
Clifton E. Thomas
Bruce W. Thorne
Kathleen M. Tierney
Roger D. Trachsel
Gary Trust
Peter J. Tucker
William P. Tully
William C. Turnbull, Jr.
Michele E. Twyman
Peter H. Vogt, II
Charles J. Walkonis
Susan C. Waltermire
Carole J. Weber
James L. West
Jeremy N.R. Winter
Kathleen O. Zortman

Senior Vice President and Chief Accounting Officer
Henry B. Schram

Senior Vice President and Chief Actuary
David G. Hartman

Senior Vice Presidents and Actuaries
W. Brian Barnes
James E. Biller
Linda M. Groh
Adrienne B. Kane
Michael F. McManus
Keith R. Spalding

Senior Vice Presidents and Associate Counsels
Matthew Campbell
Suzanne Johnson
David C. Robinson
Linda F. Walker

Senior Vice President and Secretary
Henry G. Gulick

Senior Vice President and Treasurer
Douglas A. Nordstrom

Vice Presidents
James R. Abercrombie
Jill A. Abere
Vincent R. Agnew
Peter L. Aitken
James D. Albertson
Brenda I. Albiar
Mary S. Aquino
Michael Arcuri
Ronald J. Arigo
Brendan Arnott
Dorothy M. Badger
Kirk O. Bailey
Gregory W. Bangs
Achiles I. Barbatsoulis
David A. Barclay
Frances M. Barfoot
Cynthia L. Barkman
Richard W. Barnett
William E. Barr, Jr.
John A. Barrett
David K. Basile
David Bauman
Wayne A. Bayer
John L. Bayley
Arthur J. Beaver
R. Kerry Besnia
David H. Bissell
Stanley V. Bloom
Peter G. Boccher
Odette M. Bonvouloir
Charles A. Borda
Jeffrey M. Brown
Jeff H. Brundrett
John E. Bryer, III
Patricia A. Bubb
John A. Burkhart, III
James D. Butchart
Paul J. Butler
Walter K. Cain
Ronald Calavano
Robert E. Callard
James M. Carson
John C. Cavanaugh
Michael A. Chang
Barnes L. Chatelain
Kenneth Chung
Richard A. Ciullo
Thomas C. Clansen
Laura B. Clark
Frank L. Claybrooks
Arthur W. Cohen
Penny L. Colburn-McGuire
Richard N. Consoli
William T. Conway
John P. Coonan
Roberta Corbett
Edwin E. Creter
Raymond L. Crisci, Jr.
William S. Crowley
Douglas J. Dalrymple
Christine A. Dart
Michael D. Daugherty
Mark W. Davis
David S. Deets
Carol A. De France
Alex R. Delaricheliere
Phillip C. Demmel
Susan DeVries-Amelang
Debra A. Diken
Robert J. Donnelly
Brian J. Douglas
Wendy J. Dowd
Alfred C. Drowne
Keith M. Dunford
Leslie L. Edsall
Richard J. Edsall
Timothy G. Ehrhart
James P. Ekdahl
Mary M. Elliott
Robert C. Ellis, Jr.
Nilo S. Enriquez
Victoria S. Esposito
Craig M. Farina
Timothy J. Farr
Amy L. Feller
Patrick G. Fouché
Harold E. Fowlkes
Cedric G. Francis
John B. Fuoss
Frederick W. Gaertner
Trevor S. Gandy
Michael Garceau
Wallace W. Gardner, Jr.
Donald M. Garvey, Jr.
Robert D. Gates
Mark D. Gatliff
Patrick Gerrity
Ned I. Gerstman
Karen R. Gladden
Aaron Goldstein
Dean Goodman
Eugene B. Goodridge
Deanne K. Gordon
Frank F. Goudsmit
Anne S. Gouin
Luis A. Granados
Perry S. Granof
Patricia L. Hall
Nancy Halpin-Birkner
Robert A. Hamburger
James Hasley
Gary L. Heard
Michael W. Heembrock
Paul D. Heidel
Lorraine C. Heinen
Raymond Hendrickson
Frederick P. Hessenthaler
Maureen Y. Higdon
Pamela D. Hoffman
Robert S. Holley, Jr.
Stephen R. Hood
Edward I. Howard
Michael S. Howey
Thomas B. Howland
Joaquin O. Hoyos
Robert A. Iskols
Michael E. Jackson
Steven Jakubowski
Mark James
John M. Jeffrey
Colleen A. Jennings
Alice E. Johansson
Latrell Johnson
Bradford W. Jones
Kenneth C. Jones
John J. Juarez, Jr.
Celine E. Kacmarek
Susan Kalison Karp
Dennis C. Kearns
James R. Kebbekus
David L. Keenan
Debra Ann Keiser
Robert G. Kelly
Timothy J. Kelly
Amy F. Kendall
Thomas R. Kerr
Patricia J. Key
Elsbeth Kirkpatrick
Margaret A. Klose
Jeffrey Kneeshaw
Cille Koch
Joseph M. Korkuch
Dieter W. Korte
Kathleen W. Koufacos
Ulli Krell
Anne La Fontaine
Kathleen V. Lafemina
Valerie M. Lafontaine
Barbara J. Langione
Paul A. Larson
Terri L. Lathan
Odette B. Lawes
Mary M. Leahy
Leopold H. Lemmelin, II
James W. Lenz
Kelly Lewis
Frederick W. Lobdell
Mark A. Locke
Donna M. Lombardi
Matthew E. Lubin
Beverly J. Luehs
John W. Luthringer
Robert Lynch
David E. Mack
Helen A. Maksymiuk
Michael G. Mangini
Christopher M. Mango
Barry K. Mansour
Leona E. Mantie
John C. Marques
Patricia S. Martz
Melissa S. Masles
Brian Mates
Richard D. Mauk
Daniel L. McCabe
James C. McCarthy
Anthony McCuller
Elizabeth McDaid
Sandra K. Mc Daniel
Lisa M. McGee
Frances K. Mc Guinn
Edward J. McLoughlin, Jr.
Neil W. McPherson
Denise B. Melick
Robert Meola
Allison W. Meta
Scott D. Meyers
Mark A. Mileusnic
Ann M. Minzner Conley
John Moeller
Roma K. Mohammed
Andrea M. Mollica
Terry D. Montgomery
Paul N. Morrissette
Richard P. Munson
James R. Nast
Jeffery A. Neighbors
Jennifer K. Newsom
Catherine J. Nikoden
Stanley D. Nixon
Cynthia Oard
Raymond C. O'Byrne
Nancy A. O'Donnell
Kelly P. O'Leary
Thomas P. Olson
Michael W. O'Malley
John A. O'Mara
Kathleen A. Orenczak
John S. Osaben
Joan L. O'Sullivan
Catherine M. Padalino
Peter Palermo
Joseph A. Palladino
Michael Palumbo
Audrey L. Petersen
Jeffrey Peterson
Irene D. Petillo
Donald W. Petrin
James J. Pittinger
Mary Beth Pittinger
Scott F. Pringle
Jennifer L. Proce
James H. Proferes
Paul T. Pruett
Eric Pruss
Joseph W. Ptaszynski
William J. Puleo
David L. Pych
Marlin J. Quick
Robert S. Rafferty
Marjorie D. Raines
Richard D. Reed
Richard P. Reed
Robert Reedy
Michael K. Reicher, II
Joseph A. Riccio
Merrily Riesebeck
Barbara Ring
Eric M. Rivera
Nicholas Rizzi
Mark J. Robinson
Anne Rocco
Edward F. Rochford
Marylou Rodden
Beatriz Rodriguez
Thomas J. Roessel
James C. Romanelli
Jorge A. Rosas
Victoria S. Rossetti
Fay A. Rozovsky
Mary E. Russo
Jeffrey W. Ryan
Ruth M. Ryan
Barbara N. Sandelands
Franklin D. Sanders, Jr.
Robert F. Santoro
Patricia L. Sarant
Mary A. Scelba
Eric D. Schall
Anthony C. Schiavone
Robert F. Schmid
Michael A. Schraer
Brad S. Schrum
Robert D. Schuck
Mark L. Schussel
John F. Scroope

CHUBB & SON, A DIVISION OF FEDERAL INSURANCE COMPANY (continued)

Officers

Roma K. Seudat
James G. Seymour
Ashwin K. Shah
Kevin J. Shanks
Mary T. Sheridan
Anthony W. Shine
Donald L. Siegrist, Jr.
Michael A. Slor
John P. Smith
Scott E. Smith
Richard E. Soleau
Veronica Somarriba
Victor J. Sordillo
Scott R. Spencer
Peter D. Spicer

Mario A. Stassi
Kurt R. Stemmler
Victor C. Stewman
Lloyd J. Stoik
Michael C. Strakhov
Beth A. Strapp
Dorit D. Straus
Diane T. Strehle
Jacquelyn C. Strobel
Scott B. Teller
Joseph R. Teresi
James S. Thieringer
Jonathan Thomas
Peter J. Thompson
Edward Tirpak

James R. Titterton
John J. Tomaine
Dionysia G. Toregas
Richard E. Towle
Joel S. Townsend
Richard L. Ughetta
Paula C. Umreiko
Jeffrey A. Updyke
Emily J. Urban
Louise E. Vallee
Susan M. Vella
Nivaldo Venturini
Tracey A. Vispoli
Kirk A. Voisin
Richard Vreeland

Jill E. Wadlund
Christine Wartella
Walter B. Washington
Maureen B. Waterbury
Ryan L. Watson
Alexander B. Wells
Judith A. Wieland
David B. Williams
Grenes Eugene Williams
Owen E. Williams
Thomas R. Wing, Jr.
Suzanne L. Witt
Bert Wolff, Jr.
Archyne S. Woodard
Gary C. Woodring

Glenn J. Wright
Donald Wroblewski
Jack S. Zacharias
John J. Zanzalari
Stephen J. Zappas
Ann H. Zaprazny
Cynthia Zegel

Vice Presidents and Actuaries
Peter V. Burchett
Joseph E. Freedman
Robert J. Hopper
Kevin A. Kesby
Shu C. Lin

Vice President and Coverage Counsel
Louis Nagy

Vice Presidents and Associate Counsels
Marie A. Piccoli
Leonard C. Sherer

FEDERAL INSURANCE COMPANY

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President and Chief Operating Officer
Thomas F. Motamed

Senior Vice President and Chief Administrative Officer
John J. Degnan

Senior Vice President and Chief Financial Officer
Michael O'Reilly

Senior Vice Presidents
Brendon R. Allan
Stephen Blasina
Stanley V. Bloom
Roger C.P. Brookhouse
Andre Dallaire
Christopher J. Giles
Christopher Hamilton
Mark T. Lingafelter
Frederick W. Lobdell
Donald E. Mergen
Kevin O'Shiel
Gary C. Petrosino
Doreen Yip

Vice Presidents
James E. Altman
Paul Baldacchino
Rohan Borrell
Robert E. Callard
J. Airton Carvalho
Michael J. Casella
Terrence W. Cavanaugh
Jackie Chang
Bay Hon Chin
William C. Clarkson
Michael Collins
Ian Cook
Steve De Gruchy
Mario Delrosso
Gregory D. Dodds
Jonathan Doherty
Matthew T. Doquile
Shasi Gangadharan
Brian K. Gingrich, Sr.
Marta Gomez-Llorente
Andrew R. Gourley
Baxter W. Graham
Rick A. Gray
Judith Hernandez-Tate
Michael S. Howey
George X.Z. Huang
Karen A. Humphreys
Benedict L. Ingram
Jon Kaye
James E. Kerns
Helen Koustas
Christopher R. Lees
Irene Liang
Amelia C. Lynch
Robert A. Marzocchi
Melissa S. Masles
Dermot McComiskey
David P. Mc Keon
Mark A. Mileusnic
Mark B. Mitchell
Glenn A. Montgomery
Rolando A. Orama
Marjorie D. Raines
Jorge A. Rosas
Shrirang Samant
Henry B. Schram
John P. Smith
John X. Stabelos
Janice M. Tomlinson
Stephen P. Warren
Wolfgang Weis
Kiyoshi Yamamoto
Elizabeth M. Yashadhana

Vice President and Actuary
David G. Hartman

Vice President and Secretary
Henry G. Gulick

Vice President and Treasurer
Douglas A. Nordstrom

CHUBB INSURANCE COMPANY OF CANADA

Directors

Diane P. Baxter
Denis C. Brown
Barry T. Grant
Ellen J. Moore
D. Udo Nixdorf
Crawford W. Spratt
James Thorndycraft
Janice M. Tomlinson

Officers

Chairman
Janice M. Tomlinson

President and Chief Executive Officer
Ellen J. Moore

Secretary
Crawford W. Spratt

Senior Vice Presidents
Diane P. Baxter
Jean Bertrand
Giovanni Damiano
Ronee German
James V. Newman
Richard F. Nobles
Fred Shurbaji
Thomas T. Warden

Senior Vice President and Chief Financial Officer
Geoffrey D. Shields

Vice Presidents
Barry Blackburn
LeeAnn Boyd
Nicole Brouillard
John Cairns
David Crozier
Patricia Ewen
Gale Lewis
Susan MacEachern
Mary Maloney
Jeffrey Marit
Robert Murray
Garth Pepper
Michel Rousseau
Andrew Steen

CHUBB INSURANCE COMPANY OF EUROPE, S.A.

Directors

Johannes Etten
Christopher J. Giles
Maureen Y. Higdon
Carlos Merino Loredo
Kevin O'Shiel
Janice M. Tomlinson
Bernardus Van Der Vossen

Officers

President and Chief Executive Officer
Christopher J. Giles

Senior Vice Presidents
Stephen Blasina
David J. Brosnan
Thierry Daucourt
Johannes Etten
Maureen Y. Higdon
Andrew McKee
Carlos Merino
Moses I. Ojeisekhoba
Jalil Rehman
John Sims
Bernardus Van Der Vossen
Simon Wood

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Senior Vice President and Actuary
Colin Crouch

Vice President, General Counsel and Secretary
Ranald T.I. Munro

Vice Presidents
David Adams
Jan Auerbach
Lotfi Baccouche
Scott Bailey
Ron Bakker
Hubert Belanger
Thierry Bourguignon
Bernhard Budde
Baudouin Caillemer
Bijan Daftari
Christian de Hericourt
Guillaume Deal
Philippe Deverdun
Halcyon Ellis
Richard Eveleigh
Barry Goldsmith
Rick A. Gray
Carolyn Hamilton
Jason Harris
Erik Hassel
Isabelle Hilaire
Cille Koch
Monique Kooijman
Philippe Leostic
Andreas Luberichs
Daniel Maurer
Jeremy Miles
Simon Mobey
Miguel Molina
Tom Newark
Rene Nieuwland
Matthew Pasterfield
Nigel Pearson
Jonathan Phillips
Hugh Pollington
Jonathan Poole
John Roome
Feliciano Ruiz
Vittorio Scala
Henrik Schwiening
Covington Shackleford
Alan Sheil
Chris Tait
Lindsay Taylor
Peter Thomas
Helen Turner
Monique Van Der Linden
Brian Vosloh
Wolfgang Weis
Bernd Wiemann
Nigel Williams
Miles Wright

Directors



Zoë Baird
President
The Markle Foundation



John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation



Lawrence M. Small
Secretary
Smithsonian Institution



Sheila P. Burke
Deputy Secretary and Chief Operating Officer
Smithsonian Institution



Dr. Klaus J. Mangold
Executive Advisor to the Chairman
DaimlerChrysler AG



Daniel E. Somers
Vice Chairman
Blaylock and Partners LP



James I. Cash, Jr.
Retired Professor
Harvard Business School



Sir David G. Scholey, CBE
Senior Advisor
UBS Investment Bank



Karen Hastie Williams
Retired Partner
Crowell & Moring LLP



Joel J. Cohen
Lead Director
The Chubb Corporation
Chairman and Co-Chief Executive Officer
Sagent Advisors Inc.



Raymond G.H. Seitz
Former Vice Chairman
Lehman Bros. International (Europe)



Alfred W. Zollar
General Manager
Tivoli Software
IBM Corporation



James M. Cornelius
Chairman
Guidant Corporation

All of the above directors are also directors of Federal Insurance Company.

Officers

Chairman, President and Chief Executive Officer
John D. Finnegan

Vice Chairman and Chief Operating Officer
Thomas F. Motamed

Vice Chairman and Chief Administrative Officer
John J. Degnan

Vice Chairman and Chief Financial Officer
Michael O'Reilly

Executive Vice Presidents
Ned I. Gerstman
Marjorie D. Raines

Senior Vice Presidents
Daniel J. Conway
Frederick W. Gaertner
Mark E. Greenberg
Andrew A. McElwee, Jr.
Glenn A. Montgomery
Henry B. Schram
Robert M. Witkoff

Senior Vice President and Counsel
Michael J. O'Neill, Jr.

Vice Presidents
Stephen A. Fuller
Paul R. Geyer
Marc R. Hachey
Marylu Korkuch
Robert A. Marzocchi
Jenifer L. Rinehart
Thomas J. Swartz, III
Steven M. Versaggi

Vice President and Secretary
Henry G. Gulick

Vice President and Treasurer
Douglas A. Nordstrom

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


RECEIVED
MAR 2 9 2005
185
SECTION

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission File No. 1-8661

The Chubb Corporation

(Exact name of registrant as specified in its charter)

New Jersey	13-2595722
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
15 Mountain View Road, P.O. Box 1615 **Warren, New Jersey**	**07061-1615**
(Address of principal executive offices)	*(Zip Code)*

(908) 903-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	*(Name of each exchange on which registered)*
Common Stock, par value $1 per share	New York Stock Exchange
Series B Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange
Common Stock Purchase Warrants[1]	New York Stock Exchange
4% Senior Notes Due 2007[1]	New York Stock Exchange
Common Stock Purchase Contracts[2]	New York Stock Exchange
2.25% Senior Notes due 2008[2]	New York Stock Exchange

[1] Offered together in the form of 7% Equity Units.
[2] Offered together in the form of 7% Equity Units.

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓. No .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes ✓. No .

The aggregate market value of common stock held by non-affiliates of the registrant was $12,978,901,955 as of June 30, 2004, computed on the basis of the closing sale price of the common stock on that date.

194,166,186

Number of shares of common stock outstanding as of February 28, 2005

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

CONTENTS

PART I.

Item 1. *Business*

General

The Chubb Corporation (Chubb) was incorporated as a business corporation under the laws of the State of New Jersey in June 1967. Chubb and its subsidiaries are referred to collectively as the Corporation. Chubb is a holding company for a family of property and casualty insurance companies known informally as the Chubb Group of Insurance Companies (the P&C Group). Since 1882, the P&C Group has provided property and casualty insurance to businesses and individuals around the world. According to A.M. Best, the P&C Group is the 10th largest U.S. property and casualty insurance group based on 2003 net written premiums.

Chubb Financial Solutions (CFS) was organized in 2000 to develop and provide customized risk-financing services through both the capital and insurance markets. CFS's non-insurance business was primarily structured credit derivatives, principally as a counterparty in portfolio credit default swaps. In the second quarter of 2003, the Corporation implemented a plan to exit the credit derivatives business and is running off the financial products portfolio of CFS. Additional information related to CFS's operations is presented in the Chubb Financial Solutions section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

At December 31, 2004, the Corporation had total assets of $44.3 billion and shareholders' equity of $10.1 billion. Revenues, income before income tax and assets for each operating segment for the three years ended December 31, 2004 are included in Note (13) of the Notes to Consolidated Financial Statements. The Corporation employed approximately 11,800 persons worldwide on December 31, 2004.

The Corporation's principal executive offices are located at 15 Mountain View Road, Warren, New Jersey 07061-1615, and our telephone number is (908) 903-2000.

The Corporation's internet address is www.chubb.com. The Corporation's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on this website as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission. The Corporation's Corporate Governance Guidelines, charters of certain key committees of its Board of Directors, Restated Certificate of Incorporation, By-Laws, Code of Business Conduct and Code of Ethics for CEO and Senior Financial Officers are also available on the Corporation's website or by writing to the Corporation's Corporate Secretary.

Property and Casualty Insurance

The P&C Group is divided into three strategic business units. Chubb Commercial Insurance offers a full range of commercial customer insurance products, including coverage for multiple peril, casualty, workers' compensation and property and marine. Chubb Commercial Insurance is known for writing niche business, where our expertise can add value for our agents, brokers and policyholders. Chubb Specialty Insurance offers a wide variety of specialized executive protection and professional liability products for privately and publicly owned companies, financial institutions, professional firms and healthcare organizations. Chubb Specialty Insurance also includes our surety and accident businesses, as well as our reinsurance assumed business produced by Chubb Re. Chubb Personal Insurance offers products for individuals with fine homes and possessions who require more coverage choices and higher limits than standard insurance policies.

The P&C Group provides insurance coverages principally in the United States, Canada, Europe, Australia, and parts of Latin America and Asia. Revenues of the P&C Group by geographic area for the three years ended December 31, 2004 are included in Note (13) of the Notes to Consolidated Financial Statements.

The principal members of the P&C Group are Federal Insurance Company (Federal), Pacific Indemnity Company (Pacific Indemnity), Vigilant Insurance Company (Vigilant), Great Northern Insurance Company (Great Northern), Chubb Custom Insurance Company (Chubb Custom), Chubb National Insurance Company (Chubb National), Chubb Indemnity Insurance Company (Chubb Indemnity), Chubb Insurance Company of New Jersey (Chubb New Jersey), Texas Pacific Indemnity Company, Northwestern Pacific Indemnity Company, Executive Risk Indemnity Inc. (Executive Risk Indemnity), Executive Risk Specialty Insurance Company (Executive Risk Specialty) and Quadrant Indemnity Company (Quadrant) in the United States, as well as Chubb Atlantic Indemnity Ltd. (a Bermuda company), Chubb Insurance Company of Canada, Chubb Insurance Company of Europe, S.A., Chubb Insurance Company of Australia Limited, Chubb Argentina de Seguros, S.A. and Chubb do Brasil Companhia de Seguros.

Federal is the manager of Vigilant, Pacific Indemnity, Great Northern, Chubb National, Chubb Indemnity, Chubb New Jersey, Executive Risk Indemnity, Executive Risk Specialty and Quadrant. Federal also provides certain services to other members of the P&C Group. Acting subject to the supervision and control of the Boards of Directors of the members of the P&C Group, Federal provides day to day executive management and operating personnel and makes available the economy and flexibility inherent in the common operation of a group of insurance companies.

Premiums Written

A summary of the P&C Group's premiums written during the past three years is shown in the following table:

Year	Direct Premiums Written	Reinsurance Premiums Assumed (a)	Reinsurance Premiums Ceded (a)	Net Premiums Written
		(in millions)		
2002	$ 9,799.3	$ 806.1	$1,558.1	$ 9,047.3
2003	11,337.7	1,266.0	1,535.8	11,067.9
2004	12,001.3	1,397.7	1,346.1	12,052.9

(a) Intercompany items eliminated.

The net premiums written during the last three years for major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Results section of MD&A.

One or more members of the P&C Group are licensed and transact business in each of the 50 states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Canada, Europe, Australia, and parts of Latin America and Asia. In 2004, approximately 80% of the P&C Group's direct business was produced in the United States, where the P&C Group's businesses enjoy broad geographic distribution with a particularly strong market presence in the Northeast. The four states accounting for the largest amounts of direct premiums written were New York with 12%, California with 10%, Texas with 5% and New Jersey with 5%. No other state accounted for 5% of such premiums. Approximately 11% of the P&C Group's direct premiums written was produced in Europe and 4% was produced in Canada.

Underwriting Results

A frequently used industry measurement of property and casualty insurance underwriting results is the combined loss and expense ratio. The P&C Group uses the combined loss and expense ratio calculated in accordance with statutory accounting principles. This ratio is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable. Investment income is not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on the results of both underwriting operations and investments.

The combined loss and expense ratios during the last three years in total and for the major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Operations section of MD&A.

Another frequently used measurement in the property and casualty insurance industry is the ratio of statutory net premiums written to policyholders' surplus. At December 31, 2004 and 2003, such ratio for the P&C Group was 1.53 and 1.74, respectively.

Producing and Servicing of Business

In the United States and Canada, the P&C Group is represented by approximately 5,000 independent agencies and accepts business on a regular basis from an estimated 1,000 insurance brokers. In most instances, these agencies and brokers also represent other companies that compete with the P&C Group. The P&C Group's branch and service offices assist these agencies and brokers in producing and servicing the P&C Group's business. In addition to the administrative offices in Warren and Whitehouse Station, New Jersey, the P&C Group has seven zone offices and branch and service offices throughout the United States and Canada.

The P&C Group's overseas business is developed by its foreign agencies and brokers through local branch offices of the P&C Group and by its United States and Canadian agencies and brokers. In conducting its overseas business, the P&C Group reduces the risks relating to currency fluctuations by maintaining investments in those foreign currencies in which the P&C Group has loss reserves and other liabilities. Such investments have characteristics similar to liabilities in those currencies. The net asset or liability exposure to the various foreign currencies is regularly reviewed.

Business for the P&C Group is also produced through participation in certain underwriting pools and syndicates. Such pools and syndicates provide underwriting capacity for risks which an individual insurer cannot prudently underwrite because of the magnitude of the risk assumed or which can be more effectively handled by one organization due to the need for specialized loss control and other services.

Reinsurance

In accordance with the normal practice of the insurance industry, the P&C Group assumes and cedes reinsurance with other insurers or reinsurers. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or from catastrophic events.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers and other factors. The P&C Group is selective in regard to its reinsurers, placing reinsurance with only those reinsurers with strong balance sheets and superior underwriting ability. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis. As a result, uncollectible amounts have not been significant.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of the P&C Group's treaty reinsurance arrangements consist of excess of loss and catastrophe contracts with other insurers or reinsurers that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks. The amount of each risk retained by the P&C Group is subject to maximum limits that vary by line of business and type of coverage. Retention limits are continually reviewed and are revised periodically as the P&C Group's capacity to underwrite risks changes.

For a further discussion of the cost and availability of reinsurance, see the Property and Casualty Insurance — Underwriting Results section of MD&A.

Unpaid Losses and Loss Adjustment Expenses and Related Amounts Recoverable from Reinsurers

Insurance companies are required to establish a liability in their accounts for the ultimate costs (including loss adjustment expenses) of claims that have been reported but not settled and of claims that have been incurred but not reported. Insurance companies are also required to report as assets the portion of such liability that will be recovered from reinsurers.

The process of establishing the liability for unpaid losses and loss adjustment expenses is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

The P&C Group's estimates of losses for reported claims are established judgmentally on an individual case basis. Such estimates are based on the P&C Group's particular experience with the type of risk involved and its knowledge of the circumstances surrounding each individual claim. These estimates are reviewed on a regular basis or as additional facts become known. The reliability of the estimation process is monitored through comparison with ultimate settlements.

The P&C Group's estimates of losses for unreported claims are principally derived from analyses of historical patterns of the development of paid and reported losses by accident year for each class of business. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. For certain classes of business where anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns, the P&C Group's estimates are based on both expected and actual reported losses. Salvage and subrogation estimates are developed from patterns of actual recoveries.

The P&C Group's estimates of unpaid loss adjustment expenses are based on analyses of the relationship of projected ultimate loss adjustment expenses to projected ultimate losses for each class of business. Claim staff has discretion to override these expense formulas where judgment indicates such action is appropriate.

The P&C Group's estimates of reinsurance recoverable related to reported and unreported losses and loss adjustment expenses represent the portion of the gross liabilities that will be recovered from reinsurers. Amounts recoverable from reinsurers are recognized as assets at the same time as and in a manner consistent with the gross losses associated with the reinsured policies.

Estimates are continually reviewed and updated. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

The anticipated effect of inflation is implicitly considered when estimating liabilities for unpaid losses and loss adjustment expenses. Estimates of the ultimate value of all unpaid losses are based in part on the development of paid losses, which reflect actual inflation. Inflation is also reflected in the case estimates established on reported open claims which, when combined with paid losses, form another basis to derive estimates of reserves for all unpaid losses. There is no precise method for subsequently evaluating the adequacy of the consideration given to inflation, since claim settlements are affected by many factors.

Additional information related to the P&C Group's estimates related to unpaid losses and loss adjustment expenses and the uncertainties in the estimation process is presented in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The P&C Group continues to emphasize early and accurate reserving, inventory management of claims and suits, and control of the dollar value of settlements. The number of outstanding claims at year-end 2004 was approximately 7% lower than the number at year-end 2003. This compares with a 5% decrease in new arising claims during 2004.

The significant uncertainties relating to asbestos and toxic waste claims on insurance policies written many years ago are discussed in the Property and Casualty Insurance — Loss Reserves section of MD&A.

One master claim is generally established for all similar asbestos claims and lawsuits involving an insured. A counted claim can have from one to thousands of claimants. Generally, a toxic waste claim is established for each lawsuit, or alleged equivalent, against an insured where potential liability has been determined to exist under a policy issued by a member of the P&C Group. Management does not believe the following claim count data is meaningful for analysis purposes.

There were approximately 850 asbestos claims outstanding at December 31, 2004 compared with 800 asbestos claims outstanding at December 31, 2003 and 900 asbestos claims outstanding at December 31, 2002. In 2004, approximately 200 claims were opened and 150 claims were closed. In 2003, approximately 200 claims were opened and 300 claims were closed. In 2002, approximately 300 claims were opened and 400 claims were closed. Indemnity payments per claim have varied over time due primarily to variations in insureds, policy terms and types of claims. Management cannot predict whether indemnity payments per claim will increase, decrease or remain the same.

There were approximately 650 toxic waste claims outstanding at December 31, 2004, compared with 600 toxic waste claims outstanding at December 31, 2003 and 2002. Approximately 350 claims were opened in 2004, 300 claims were opened in 2003 and 250 claims were opened in 2002. There were approximately 300 claims closed in each year. Because payments to date for toxic waste claims have varied from claim to claim, management cannot determine whether past claims experience will prove to be representative of future claims experience.

The table on page 9 presents the subsequent development of the estimated year-end liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, for the ten years prior to 2004. The Corporation acquired Executive Risk Inc. in 1999. The amounts in the table for the years ended December 31, 1994 through 1998 do not include Executive Risk's unpaid losses and loss adjustment expenses.

The top line of the table shows the estimated net liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to the P&C Group.

The upper section of the table shows the reestimated amount of the previously recorded net liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of claims for each individual year. The increase or decrease is reflected in operating results in the year the estimate is changed. The "cumulative deficiency (redundancy)" as shown in the table represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2004. The amounts noted are cumulative in nature; that is, an increase in a loss estimate that is related to a prior period occurrence generates a deficiency in each intermediate year. For example, a deficiency recognized in 2004 relating to losses incurred prior to December 31, 1994 would be included in the cumulative deficiency amount for each year in the period 1994 through 2003. Yet, the deficiency would be reflected in operating results only in 2004. The effect of changes in estimates of the liabilities for losses occurring in prior years on income before income taxes in each of the past three years is shown in the reconciliation of the beginning and ending liability for unpaid losses and loss adjustment expenses in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The subsequent development of the net liability for unpaid losses and loss adjustment expenses as of year-ends 1994 through 2003 was adversely affected by substantial unfavorable development related to asbestos and toxic waste claims. The cumulative net deficiencies experienced related to asbestos and toxic waste claims were the result of: (1) an increase in the actual number of claims filed; (2) an increase in the number of potential claims estimated; (3) an increase in the severity of actual and potential claims; (4) an increasingly adverse litigation environment; and (5) an increase in litigation costs associated with such claims. In the years 1994 through 1999, the unfavorable development related to asbestos and toxic waste claims was offset in varying degrees by favorable loss experience for certain executive protection coverages, particularly directors and officers liability and fiduciary liability, and for commercial excess liability. In 2001, 2002 and 2003, in addition to the unfavorable development related to asbestos and toxic waste claims, there was significant unfavorable development in the executive protection classes, principally directors and officers liability and errors and omissions liability, due to adverse loss trends related to corporate failures and allegations of management misconduct and accounting irregularities.

Conditions and trends that have affected development of the liability for unpaid losses and loss adjustment expenses in the past will not necessarily recur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on the data in this table.

The middle section of the table on page 9 shows the cumulative amount paid with respect to the reestimated liability as of the end of each succeeding year. For example, in the 1994 column, as of December 31, 2004 the P&C Group had paid $5,471.5 million of the currently estimated $7,055.3 million of losses and loss adjustment expenses that were unpaid at the end of 1994; thus, an estimated $1,583.8 million of losses incurred through 1994 remain unpaid as of December 31, 2004, approximately 70% of which relates to asbestos and toxic waste claims.

The lower section of the table on page 9 shows the gross liability, reinsurance recoverable and net liability recorded at each year-end and the reestimation of these amounts as of December 31, 2004.

The liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, reported in the accompanying consolidated financial statements prepared in accordance with generally accepted accounting principles (GAAP) comprises the liabilities of U.S. and foreign members of the P&C Group as follows:

	December 31	
	2004	2003
	(in millions)	
U.S. subsidiaries	$14,244.0	$12,477.4
Foreign subsidiaries	2,564.7	2,043.8
	$16,808.7	$14,521.2

Members of the P&C Group are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). The difference between the liability for unpaid losses and loss expenses reported in the statutory basis financial statements of the U.S. members of the P&C Group and such liability reported on a GAAP basis in the consolidated financial statements is not significant.

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

Year Ended	December 31 1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(in millions)										
Net Liability for Unpaid Losses and Loss Adjustment Expenses	$6,932.9	$7,614.5	$7,755.9	$8,564.6	$9,049.9	$9,748.8	$10,051.3	$11,009.7	$12,641.6	$14,521.2	$16,808.7
Net Liability Reestimated as of:											
One year later	6,897.1	7,571.7	7,690.6	8,346.2	8,854.8	9,518.8	9,855.8	11,799.4	13,038.9	14,848.1	
Two years later	6,874.5	7,520.9	7,419.6	7,899.8	8,516.5	9,094.5	10,550.7	12,143.3	13,633.6		
Three years later	6,829.8	7,256.8	6,986.2	7,564.8	8,058.0	9,652.9	10,761.5	12,642.2			
Four years later	6,605.4	6,901.5	6,719.4	7,145.0	8,527.1	9,739.7	11,149.9				
Five years later	6,352.2	6,692.1	6,409.4	7,570.7	8,655.7	9,998.7					
Six years later	6,191.4	6,476.7	6,886.9	7,693.7	8,844.3						
Seven years later	6,044.5	7,035.9	7,051.5	7,821.8							
Eight years later	6,655.4	7,253.8	7,197.0								
Nine years later	6,870.1	7,422.9									
Ten years later	7,055.3										
Total Cumulative Net Deficiency (Redundancy)	122.4	(191.6)	(558.9)	(742.8)	(205.6)	249.9	1,098.6	1,632.5	992.0	326.9	
Cumulative Net Deficiency Related to Asbestos and Toxic Waste Claims (Included in Above Total)	1,730.3	1,548.5	1,397.8	1,272.6	1,204.8	1,158.0	1,127.0	1,066.1	325.0	75.0	
Cumulative Amount of Net Liability Paid as of:											
One year later	1,250.7	1,889.4	1,418.3	1,797.7	2,520.1	2,482.7	2,793.7	3,084.5	3,398.8	3,342.0	
Two years later	2,550.7	2,678.2	2,488.2	3,444.2	3,707.8	4,079.3	4,668.7	5,354.1	5,671.4		
Three years later	3,073.7	3,438.8	3,757.0	4,160.6	4,653.1	5,285.8	5,981.4	6,931.6			
Four years later	3,589.8	4,457.6	4,194.8	4,710.9	5,351.1	6,138.9	7,011.9				
Five years later	4,444.4	4,755.4	4,555.6	5,132.9	5,894.3	6,829.0					
Six years later	4,683.3	5,010.6	4,857.2	5,481.1	6,325.5						
Seven years later	4,896.6	5,251.0	5,137.4	5,806.6							
Eight years later	5,068.1	5,480.9	5,420.3								
Nine years later	5,234.5	5,735.4									
Ten years later	5,471.5										
Gross Liability, End of Year	$8,913.2	$9,588.2	$9,523.7	$9,772.5	$10,356.5	$11,434.7	$11,904.6	$15,514.9	$16,713.1	$17,947.8	$20,291.9
Reinsurance Recoverable, End of Year	1,980.3	1,973.7	1,767.8	1,207.9	1,306.6	1,685.9	1,853.3	4,505.2	4,071.5	3,426.6	3,483.2
Net Liability, End of Year	$6,932.9	$7,614.5	$7,755.9	$8,564.6	$ 9,049.9	$ 9,748.8	$10,051.3	$11,009.7	$12,641.6	$14,521.2	$16,808.7
Reestimated Gross Liability	$9,227.5	$9,509.6	$8,986.3	$9,057.0	$10,264.2	$12,166.8	$13,633.2	$18,024.5	$18,323.8	$18,595.8	
Reestimated Reinsurance Recoverable	2,172.2	2,086.7	1,789.3	1,235.2	1,419.9	2,168.1	2,483.3	5,382.3	4,690.2	3,747.7	
Reestimated Net Liability	$7,055.3	$7,422.9	$7,197.0	$7,821.8	$ 8,844.3	$ 9,998.7	$11,149.9	$12,642.2	$13,633.6	$14,848.1	
Cumulative Gross Deficiency (Redundancy)	$ 314.3	$ (78.6)	$ (537.4)	$ (715.5)	$ (92.3)	$ 732.1	$ 1,728.6	$ 2,509.6	$ 1,610.7	$ 648.0	

The amounts for the years 1994 through 1998 do not include Executive Risk's unpaid losses and loss adjustment expenses. Executive Risk was acquired in 1999.

Investments

Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the respective boards of directors for each member of the P&C Group.

Additional information about the investment portfolio of the Corporation as well as the Corporation's approach to managing risks is presented in the Invested Assets section of MD&A, the Investment Portfolio section of Quantitative and Qualitative Disclosures About Market Risk and Note (4) of the Notes to Consolidated Financial Statements.

The investment results of the P&C Group for each of the past three years are shown in the following table.

Year	Average Invested Assets (a)	Investment Income (b)	Percent Earned	
			Before Tax	After Tax
	(in millions)			
2002	$17,665.9	$ 929.4	5.26%	4.31%
2003	22,168.5	1,058.4	4.77	3.80
2004	26,778.2	1,184.3	4.42	3.55

(a) Average of amounts for the years presented with fixed maturity securities at amortized cost and equity securities at market value.

(b) Investment income after deduction of investment expenses, but before applicable income tax.

Real Estate

Bellemead Development Corporation and its subsidiaries (Bellemead) are involved in commercial development activities primarily in New Jersey and residential development activities primarily in central Florida. Additional information related to the Corporation's real estate operations is included in the Corporate and Other — Real Estate section of MD&A.

Regulation, Premium Rates and Competition

Chubb is a holding company with subsidiaries primarily engaged in the property and casualty insurance business and is therefore subject to regulation by certain states as an insurance holding company. All states have enacted legislation that regulates insurance holding company systems such as the Corporation. This legislation generally provides that each insurance company in the system is required to register with the department of insurance of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance commissioners is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any person in its holding company system and, in addition, certain of such transactions cannot be consummated without the commissioners' prior approval.

The P&C Group is subject to regulation and supervision in the states in which it does business. In general, such regulation is for the protection of policyholders rather than shareholders. The extent of such regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative powers to a department of insurance. The regulation, supervision and administration relate to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; restrictions on insurance policy terminations; unfair trade practices; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; limitations on dividends to policyholders and shareholders; and the adequacy of provisions for unearned premiums, unpaid losses and loss adjustment expenses, both reported and unreported, and other liabilities.

The extent of insurance regulation on business outside the United States varies significantly among the countries in which the P&C Group operates. Some countries have minimal regulatory requirements, while others regulate insurers extensively. Foreign insurers in many countries are subject to greater restrictions than domestic competitors. In certain countries, the P&C Group has incorporated insurance subsidiaries locally to improve its competitive position.

The National Association of Insurance Commissioners has a risk-based capital requirement for property and casualty insurance companies. The risk-based capital formula is used by state regulatory authorities to identify insurance companies which may be undercapitalized and which merit further regulatory attention. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's actual policyholders' surplus to its minimum capital requirement will determine whether any state regulatory action is required. At December 31, 2004, each member of the P&C Group had more than sufficient capital to meet the risk-based capital requirement.

Regulatory requirements applying to premium rates vary from state to state, but generally provide that rates not be "excessive, inadequate or unfairly discriminatory." Rates for many lines of business, including automobile and homeowners insurance, are subject to prior regulatory approval in many states. However, in certain states, prior regulatory approval of rates is not required for most lines of insurance that the P&C Group underwrites. Ocean marine insurance rates are exempt from regulation.

Subject to regulatory requirements, the P&C Group's management determines the prices charged for its policies based on a variety of factors including loss and loss adjustment expense experience, inflation, tax law and rate changes, and anticipated changes in the legal environment, both judicial and legislative. Methods for arriving at prices vary by type of business, exposure assumed and size of risk. Underwriting profitability is affected by the accuracy of these assumptions, by the willingness of insurance regulators to approve changes in those rates that they control and by such other matters as underwriting selectivity and expense control.

The property and casualty insurance industry is highly competitive both as to price and service. Members of the P&C Group compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. Some competitors obtain their business at a lower cost through the use of salaried personnel rather than independent agents and brokers. Rates are not uniform for all insurers and vary according to the types of insurers and methods of operation. The P&C Group competes for business not only on the basis of price, but also on the basis of availability of coverage desired by customers and quality of service, including claim adjustment service. The P&C Group's products and services are generally designed to serve specific customer groups or needs and to offer a degree of customization that is of value to the insured. The P&C Group continues to work closely with its customers and to reinforce with them the stability, expertise and added value the P&C Group provides.

There are approximately 3,100 property and casualty insurance companies in the United States operating independently or in groups and no single company or group is dominant. The relatively large size and underwriting capacity of the P&C Group provide opportunities not available to smaller companies.

In all states, insurers authorized to transact certain classes of property and casualty insurance are required to become members of an insolvency fund. In the event of the insolvency of a licensed insurer writing a class of insurance covered by the fund in the state, members are assessed to pay certain claims against the insolvent insurer. Generally, fund assessments are proportionately based on the members' written premiums for the classes of insurance written by the insolvent insurer. In certain states, a portion of these assessments is recovered through premium tax offsets and policyholder surcharges. In 2004, assessments to the members of the P&C Group amounted to $20 million. The amount of future assessments cannot be reasonably estimated.

State insurance regulation requires insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations, which are mechanisms that generally provide applicants with various basic insurance coverages when they are not available in voluntary markets. Such mechanisms are most prevalent for automobile and workers' compensation insurance, but a majority of states also mandate participation in Fair Plans or Windstorm Plans, which provide basic property coverages. Some states also require insurers to participate in facilities that provide homeowners, crime and other classes of insurance where periodic market constrictions may occur. Participation is based upon the amount of a company's voluntary written premiums in a particular state for the classes of insurance involved. These involuntary market plans generally are underpriced and produce unprofitable underwriting results.

In several states, insurers, including members of the P&C Group, participate in market assistance plans. Typically, a market assistance plan is voluntary, of limited duration and operates under the supervision of the insurance commissioner to provide assistance to applicants unable to obtain commercial and personal liability and property insurance. The assistance may range from identifying sources where coverage may be obtained to pooling of risks among the participating insurers.

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include federal terrorism insurance, asbestos liability reform measures, tort reform, corporate governance including the expansion of the Securities and Exchange Commission's oversight authority over public companies and public accounting firms, ergonomics, health care reform including the containment of medical costs, medical malpractice reform and patients' rights, privacy, e-commerce, international trade, federal regulation of insurance companies and the taxation of insurance companies.

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures as well as by decisions of their courts that define and extend the risks and benefits for which insurance is provided. These include redefinitions of risk exposure in areas such as water damage, including mold; products liability and commercial general liability; extension and protection of employee benefits, including workers' compensation and disability benefits; and credit scoring.

Another area of potential regulation and supervision of the P&C Group relates to the form of compensation paid to agents and brokers and the disclosure of such compensation. A number of states are considering new legislation or regulations in this area. The rules that would be imposed if these proposals were adopted range in nature from disclosure requirements to prohibition of certain forms of compensation to imposition of new duties on insurance agents and brokers in dealing with customers. These proposals are in the early stages of development and we cannot predict their potential impact on our business.

Legislative and judicial developments pertaining to asbestos and toxic waste exposures are discussed in the Property and Casualty Insurance — Loss Reserves section of MD&A.

Item 2. *Properties*

The executive offices of the Corporation are in Warren, New Jersey. The administrative offices of the P&C Group are in Warren and Whitehouse Station, New Jersey. The P&C Group maintains zone administrative and branch offices in major cities throughout the United States and also has offices in Canada, Europe, Australia, Latin America and Asia. Office facilities are leased with the exception of buildings in Whitehouse Station and Branchburg, New Jersey and Simsbury, Connecticut. Management considers its office facilities suitable and adequate for the current level of operations.

Item 3. *Legal Proceedings*

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2003, a purported class action complaint was filed in the United States District Court for the District of New Jersey on August 31, 2000 by the California Public Employees' Retirement System. The complaint alleges that the Corporation and one current officer, Henry B. Schram, and two former officers, Dean R. O'Hare and David B. Kelso, and Executive Risk Inc. and three of its former officers, Stephen J. Sills, Robert H. Kullas and Robert V. Deutsch, are liable for certain misrepresentations and omissions regarding, among other matters, disclosures made between April 27, 1999 and October 15, 1999 relating to the improved pricing in the Corporation's standard commercial insurance business and relating to the offer of the Corporation's securities to, and solicitation of votes from, the former shareholders of Executive Risk Inc. in connection with the Corporation's acquisition of Executive Risk Inc. The complaint seeks unspecified damages, a recision of the sale of Executive Risk Inc. to the Corporation or a new vote on the merger, and such other relief as the court may deem proper. On June 26, 2002, the United States District Court for the District of New Jersey entered an order dismissing in its entirety the previously reported purported class action complaint originally filed on August 31, 2000, as amended on September 4, 2001, and granting plaintiffs the right to file a Second Amended Complaint. On August 9, 2002, plaintiffs filed a Second Amended Complaint based on substantially the same allegations as previously reported. On August 11, 2003, the trial court dismissed the entire action with prejudice. On September 10, 2003, the plaintiffs filed a Notice of Appeal to the United States Court of Appeals for the Third Circuit. On December 30, 2004, the Court of Appeals affirmed the trial court's dismissal in all respects. On February 1, 2005, the plaintiffs filed with the Court of Appeals a petition for rehearing or for rehearing en banc. On February 14, 2005, the Court of Appeals denied this petition.

As previously disclosed, beginning in December 2002, Chubb Indemnity was named in a series of actions commenced by various plaintiffs against Chubb Indemnity and other non-affiliated insurers in the District Courts in Nueces, Travis and Bexar Counties in Texas. The plaintiffs generally allege that Chubb Indemnity and the other defendants breached duties to asbestos product end-users and conspired to conceal risks associated with asbestos exposure. The plaintiffs seek to impose liability on insurers directly. The plaintiffs seek unspecified monetary damages and punitive damages. Chubb Indemnity is vigorously defending all of these actions and has been successful in getting a number of them dismissed through summary judgment, special exceptions, or voluntarily.

Beginning in June 2003, Chubb Indemnity was also named in a number of similar cases in Cuyahoga, Mahoning, and Trumbull Counties in Ohio. The allegations and the damages sought in the Ohio actions are substantially similar to those in the Texas actions. Chubb Indemnity is vigorously defending all of these actions and has been successful in getting a number of them dismissed based on plaintiffs' failure to state a claim. While plaintiffs have appealed the dismissals, we believe the appeals have no merit.

As previously disclosed, as part of ongoing investigations of market practices in the insurance industry, the Corporation has received subpoenas and other information requests from the Attorneys General and insurance departments of several states and from the Securities and Exchange Commission. Although the Corporation, as well as other non-affiliated insurers, have been specifically referred to in complaints filed by regulators in New York and Illinois against Aon Corporation and Marsh & McLennan Companies, Inc., it is our belief that the aforementioned inquiries into certain market practices are being made to a number of industry participants doing business in the relevant jurisdictions and that the Corporation has not been singled out in being asked to provide information in any investigation. We anticipate that officials from other jurisdictions will initiate investigations into similar matters and, because the Corporation's insurance subsidiaries operate throughout the United States and in many jurisdictions outside of the United States, the Corporation believes that it is likely that it will receive additional subpoenas and requests for information in connection with such inquiries. The Corporation will cooperate fully in such investigations.

Purported class actions arising out of the aforementioned investigations into market practices in the property and casualty insurance industry have been filed in a number of states. On February 16, 2005, the Corporation was named in one such suit in state court in Seminole County, Florida, where the plaintiffs allege that the Corporation and the other non-affiliated defendants violated the "unfair and deceptive trade practices statutes and consumer protection statutes" of all fifty states by, among other practices, using contingent commission agreements to steer business in its direction. The action seeks unspecified damages and attorneys' fees. The Corporation believes it has substantial defenses to this lawsuit and intends to defend the action vigorously. It is reasonable to expect that, in the ordinary course of business, the Corporation may be involved in additional suits of this sort.

Information regarding certain litigation to which the P&C Group is a party is included in the Property and Casualty Insurance — Loss Reserves section of MD&A.

Chubb and its subsidiaries are also defendants in various lawsuits arising out of their businesses. It is the opinion of management that the final outcome of these matters will not materially affect the consolidated financial position of the registrant.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of the shareholders during the last quarter of the year ended December 31, 2004.

Executive Officers of the Registrant

	Age(a)	Year of Election(b)
John D. Finnegan, Chairman, President and Chief Executive Officer	56	2002
Robert C. Cox, Executive Vice President of Chubb & Son, a division of Federal	46	2003
John J. Degnan, Vice Chairman and Chief Administrative Officer	60	1994
Paul J. Krump, Executive Vice President of Chubb & Son, a division of Federal	45	2001
Michael J. Marchio, Executive Vice President of Chubb & Son, a division of Federal	57	2002
Andrew A. McElwee, Jr., Executive Vice President of Chubb & Son, a division of Federal	50	1997
Thomas F. Motamed, Vice Chairman and Chief Operating Officer	56	1997
Michael O'Reilly, Vice Chairman and Chief Financial Officer	61	1976
Henry B. Schram, Senior Vice President	58	1985

(a) Ages listed above are as of April 26, 2005.

(b) Date indicates year first elected or designated as an executive officer.

All of the foregoing officers serve at the pleasure of the Board of Directors of the Corporation and have been employees of the Corporation for more than five years except for Mr. Finnegan.

Before joining the Corporation in 2002, Mr. Finnegan was Executive Vice President of General Motors Corporation and Chairman, President and Chief Executive Officer of General Motors Acceptance Corporation (GMAC). Previously, he had also served as President, Vice President and Group Executive of GMAC.

PART II.

Item 5. *Market for the Registrant's Common Stock and Related Security Holder Matters*

The common stock of the Corporation is listed and principally traded on the New York Stock Exchange (NYSE) under the trading symbol "CB". The following are the high and low closing sale prices as reported on the NYSE Composite Tape and the quarterly dividends declared per share for each quarter of 2004 and 2003.

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$73.66	$72.07	$71.37	$77.00
Low	66.59	66.35	64.00	64.80
Dividends declared	.39	.39	.39	.39

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$57.60	$65.01	$69.09	$69.24
Low	42.45	44.81	59.24	62.99
Dividends declared	.36	.36	.36	.36

At February 28, 2005, there were approximately 5,500 common shareholders of record.

The declaration and payment of future dividends to the Corporation's shareholders will be at the discretion of the Corporation's Board of Directors and will depend upon many factors, including the Corporation's operating results, financial condition and capital requirements, and the impact of regulatory constraints discussed in Note (18)(f) of the Notes to Consolidated Financial Statements.

Item 6. *Selected Financial Data*

	2004	2003	2002	2001	2000
	(in millions except for per share amounts)				
FOR THE YEAR					
Revenues					
Property and Casualty Insurance					
Premiums Earned	$11,635.7	$10,182.5	$ 8,085.3	$ 6,656.4	$ 6,145.9
Investment Income	1,207.0	1,082.9	952.2	914.7	890.8
Corporate and Other	116.3	44.2	68.9	182.1	163.3
Realized Investment Gains	218.2	84.4	33.9	.8	51.5
Total Revenues	$13,177.2	$11,394.0	$ 9,140.3	$ 7,754.0	$ 7,251.5
Income					
Property and Casualty Insurance					
Underwriting Income (Loss) (a)	$ 846.1 (c)	$ 104.5	$ (625.9) (b)	$ (903.5) (b) (c)	$ (23.6)
Investment Income	1,184.3	1,058.4	929.4	902.6	879.2
Other Charges	(4.7)	(29.5)	(25.3)	(52.3) (c)	(52.2)
Property and Casualty Insurance Income (Loss)	2,025.7	1,133.4	278.2	(53.2)	803.4
Chubb Financial Solutions Non-Insurance Business	(17.2)	(126.9)	(69.8)	9.2	2.8
Corporate and Other	(158.5)	(157.3)	(73.9)	(22.8)	(6.7)
Realized Investment Gains	218.2	84.4	33.9	.8	51.5
Income (Loss) Before Income Tax	2,068.2	933.6	168.4	(66.0)	851.0
Federal and Foreign Income Tax (Credit)	519.8	124.8 (d)	(54.5) (d)	(177.5)	136.4
Net Income	$ 1,548.4	$ 808.8	$ 222.9	$ 111.5	$ 714.6
Per Share					
Net Income	$ 8.01	$ 4.46	$ 1.29	$ .63	$ 4.01
Dividends Declared on Common Stock	1.56	1.44	1.40	1.36	1.32
AT DECEMBER 31					
Total Assets	$44,260.3	$38,360.6	$34,080.9	$29,415.5	$24,993.2
Long Term Debt	2,813.7	2,813.9	1,959.1	1,351.0	753.8
Total Shareholders' Equity	10,126.4	8,522.0	6,825.7	6,491.8	6,948.2
Book Value Per Share	52.55	45.33	39.87	38.17	39.72

(a) Underwriting income has been reduced by net losses of $75.0 million ($48.8 million after-tax or $0.25 per share) in 2004, $250.0 million ($162.5 million after-tax or $0.90 per share) in 2003, $741.1 million ($481.7 million after-tax or $2.79 per share) in 2002, $60.9 million ($39.6 million after-tax or $0.22 per share) in 2001, and $31.0 million ($20.2 million after-tax or $0.11 per share) in 2000, related to asbestos and toxic waste claims.

(b) Underwriting income in 2001 has been reduced by net surety bond losses of $220.0 million ($143.0 million after-tax or $0.81 per share) related to the bankruptcy of Enron Corp. Underwriting income in 2002 has been increased by a reduction in net surety bond losses of $88.0 million ($57.2 million after-tax or $0.33 per share) resulting from the settlement of litigation related to Enron Corp.

(c) Underwriting income in 2001 has been reduced by net costs of $635.0 million and other charges included costs of $10.0 million (in the aggregate, $420.0 million after-tax or $2.39 per share) related to the September 11 attack. Underwriting income in 2004 has been increased by a reduction in net losses of $80.0 million ($52.0 million after-tax or $0.27 per share) related to the September 11 attack.

(d) Federal and foreign income tax in 2002 included a $40.0 million ($0.23 per share) charge to establish a tax valuation allowance from not being able to recognize, for accounting purposes, certain U.S. tax benefits related to European losses. Federal and foreign income tax in 2003 included a $40.0 million ($0.22 per share) credit for the reversal of the tax valuation allowance established in 2002.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of financial condition and results of operations addresses the financial condition of The Chubb Corporation and its subsidiaries as of December 31, 2004 compared with December 31, 2003 and the results of operations for each of the three years in the period ended December 31, 2004. This discussion should be read in conjunction with the consolidated financial statements and related notes and the other information contained in this report.

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include estimates and assumptions related to economic, competitive, regulatory, judicial, legislative and other developments. These include statements relating to trends in, or representing management's beliefs about, our future strategies, operations and financial results, as well as other statements that include words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "should," "will," or other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning trends and future developments and their potential effects on us. These statements are not guarantees of future performance. Actual results may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties, which include, among others, those discussed or identified from time to time in our public filings with the Securities and Exchange Commission and those associated with:

- the availability of primary and reinsurance coverage, including the implications relating to terrorism legislation and regulation;
- global political conditions and the occurrence of terrorist attacks, including any nuclear, biological, chemical or radiological events;
- the effects of the outbreak or escalation of war or hostilities;
- premium pricing and profitability or growth estimates overall or by lines of business or geographic area, and related expectations with respect to the timing and terms of any required regulatory approvals;
- adverse changes in loss cost trends;
- our ability to retain existing business;
- our expectations with respect to cash flow projections and investment income and with respect to other income;
- the adequacy of loss reserves, including:
  - our expectations relating to reinsurance recoverables;
  - the effects of proposed asbestos liability legislation, including the impact of claims patterns arising from the possibility of legislation and those that may arise if legislation is not passed;
  - our estimates relating to ultimate asbestos liabilities and related reinsurance recoverables;
  - the impact from the bankruptcy protection sought by various asbestos producers and other related businesses;
  - the willingness of parties, including us, to settle disputes;
  - developments in judicial decisions or regulatory or legislative actions relating to coverage and liability for asbestos, toxic waste and mold claims;
  - development of new theories of liability;
- the impact of economic factors on companies on whose behalf we have issued surety bonds, and in particular, on those companies that have filed for bankruptcy or otherwise experienced deterioration in creditworthiness;

- the effects of disclosures by, and investigations of, public companies relating to possible accounting irregularities, practices in the financial services industry and other corporate governance issues, including:
  - the effects on the capital markets and the markets for directors and officers and errors and omissions insurance;
  - claims and litigation arising out of actual or alleged accounting or other corporate malfeasance by other companies;
  - claims and litigation arising out of practices in the financial services industry;
  - legislative or regulatory proposals or changes, including the changes in law and regulation implemented under the Sarbanes-Oxley Act of 2002;
- the effects of investigations into market practices in the U.S. property and casualty insurance industry and any legal or regulatory proceedings arising therefrom;
- the occurrence of significant weather-related or other natural or human-made disasters, particularly in locations where we have concentrations of risk;
- any downgrade in our claims-paying, financial strength or other credit ratings;
- the ability of our subsidiaries to pay us dividends;
- general economic conditions including:
  - changes in interest rates, market credit spreads and the performance of the financial markets, generally and as they relate to credit risks assumed by our Chubb Financial Solutions unit in particular;
  - the effects of inflation;
  - changes in domestic and foreign laws, regulations and taxes;
  - changes in competition and pricing environments;
  - regional or general changes in asset valuations;
  - the inability to reinsure certain risks economically;
  - changes in the litigation environment;
  - general market conditions; and
- our ability to implement management's strategic plans and initiatives.

The Corporation assumes no obligation to update any forward-looking information set forth in this document, which speak as of the date hereof.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete. Such estimates and judgments affect the reported amounts in the financial statements. Those estimates and judgments that were most critical to the preparation of the financial statements involved the adequacy of loss reserves and the recoverability of related reinsurance recoverables, the fair value of future obligations under financial products contracts and the recoverability of the carrying value of real estate properties. These estimates and judgments, which are discussed within the following analysis of our results of operations, require the use of assumptions about matters that are highly uncertain and therefore are subject to change as facts and circumstances develop. If different estimates and judgments had been applied, materially different amounts might have been reported in the financial statements.

EXECUTIVE SUMMARY

The following highlights do not address all of the matters covered in the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations or contain all of the information that may be important to the Corporation's shareholders or the investing public. This summary should be read in conjunction with the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Net income was $1,548 million in 2004 compared with $809 million in 2003 and $223 million in 2002.
- Premium growth was 9% in 2004 and 22% in 2003. Rate increases were substantial in 2003. Rates continued to increase in 2004. However, as expected, the level of rate increases declined in each succeeding quarter.
- Our combined loss and expense ratio was 92.3% in 2004 compared with 98.0% in 2003 and 106.7% in 2002. Our underwriting results were adversely affected by asbestos and toxic waste losses of $75 million, $250 million and $741 million in 2004, 2003 and 2002, respectively. Our combined loss and expense ratio, excluding the effects of asbestos and toxic waste losses, was 91.7% in 2004, 95.5% in 2003 and 97.5% in 2002.
- During 2004, we experienced overall unfavorable development of $327 million on loss reserves established as of the previous year end, due primarily to unfavorable development in our executive protection classes, principally directors and officers liability and errors and omissions liability, resulting from adverse loss trends in accident years 1998 through 2002 related to corporate failures and allegations of management misconduct and accounting irregularities.
- We reached an agreement in July 2004 with respect to gas forward purchase surety bonds issued for Aquila that resulted in Aquila providing us with collateral sufficient to cover our entire $500 million exposure under the bonds.
- Property and casualty investment income after taxes increased by 13% in 2004 compared with growth of 11% in 2003.
- The non-insurance business of Chubb Financial Solutions (CFS) produced a loss before taxes of $17 million in 2004 compared with losses of $127 million in 2003 and $70 million in 2002. As announced in April 2003, we are exiting this business and are running off the financial products portfolio of CFS. We reduced our aggregate notional exposure by $16 billion during 2004 to approximately $9 billion at year end.

A summary of our consolidated net income is as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Property and casualty insurance	$2,026	$1,133	$278
Chubb Financial Solutions non-insurance business	(17)	(127)	(70)
Corporate and other	(159)	(157)	(74)
Realized investment gains	218	85	34
Consolidated income before income tax	2,068	934	168
Federal and foreign income tax (credit)	520	125	(55)
Consolidated net income	$1,548	$ 809	$223

Net income included realized investment gains after tax of $146 million in 2004, $55 million in 2003 and $22 million in 2002. Decisions to sell securities are governed principally by considerations of investment opportunities and tax consequences. As a result, realized gains and losses on the sale of investments may vary significantly from period to period.

PROPERTY AND CASUALTY INSURANCE

A summary of the results of operations of our property and casualty insurance business is as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Underwriting			
Net premiums written	$12,053	$11,068	$9,047
Increase in unearned premiums	(417)	(885)	(962)
Premiums earned	11,636	10,183	8,085
Losses and loss expenses	7,321	6,867	6,065
Operating costs and expenses	3,516	3,356	2,823
Increase in deferred policy acquisition costs	(76)	(168)	(213)
Dividends to policyholders	29	23	36
Underwriting income (loss)	846	105	(626)
Investments			
Investment income before expenses	1,207	1,083	952
Investment expenses	23	25	23
Investment income	1,184	1,058	929
Other charges	(4)	(30)	(25)
Property and casualty income before tax	$ 2,026	$ 1,133	$ 278
Property and casualty investment income after tax	$ 949	$ 843	$ 761

The growth in property and casualty earnings in 2004 and 2003 was due primarily to a substantial improvement in underwriting results. Earnings in both years also benefited from a significant increase in investment income.

Our property and casualty underwriting results in 2004, 2003 and 2002 were adversely affected by incurred losses of $75 million, $250 million and $741 million, respectively, related to asbestos and toxic waste claims. Excluding the effects of asbestos and toxic waste losses, property and casualty earnings in 2004 were substantially higher than in 2003, which in turn were significantly higher than in 2002.

The profitability of the property and casualty insurance business depends on the results of both underwriting operations and investments. We view these as two distinct operations. The underwriting functions are managed separately from the investment function. Accordingly, in assessing our performance, management evaluates underwriting results separately from investment results.

Underwriting Operations

We evaluate the underwriting results of our property and casualty insurance business in the aggregate and also for each of our three separate business units: personal insurance, commercial insurance and specialty insurance.

The combined loss and expense ratio, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. Management evaluates the performance of our underwriting operations and of each of our business units using the combined loss and expense ratio calculated in accordance with statutory accounting principles. It is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

Statutory accounting principles applicable to property and casualty insurance companies differ in certain respects from generally accepted accounting principles (GAAP). Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned. Management uses underwriting results determined in accordance with GAAP, among other measures, to assess the overall performance of our underwriting operations. To convert underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. Underwriting income (loss) determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred.

Underwriting Results

Net Premiums Written

Net premiums written amounted to $12.1 billion in 2004, an increase of 9% over 2003. Net premiums written increased 22% in 2003 compared with 2002.

Over 80% of our premiums are written in the United States. Premium growth in the U.S. was 8% in 2004 and 22% in 2003. Non-U.S. premium growth in 2004 and 2003 benefited from the weakness of the U.S. dollar. On a reported basis, non-U.S. premiums grew 12% in 2004 and 25% in 2003. In local currencies, such growth was 4% and 15% in 2004 and 2003, respectively.

Net premiums written by business unit were as follows:

	Years Ended December 31				
	2004	% Increase 2004 vs. 2003	2003	% Increase 2003 vs. 2002	2002
	(dollars in millions)				
Personal insurance					
Automobile	$ 629	7%	$ 590	10%	$ 536
Homeowners	1,635	10	1,485	14	1,299
Other	566	10	515	8	479
Total personal	2,830	9	2,590	12	2,314
Commercial insurance					
Multiple peril	1,191	9	1,089	17	930
Casualty	1,552	14	1,362	22	1,119
Workers' compensation	742	18	626	37	458
Property and marine	1,079	4	1,032	15	897
Total commercial	4,564	11	4,109	21	3,404
Specialty insurance					
Executive protection	2,201	4	2,114	24	1,703
Financial institutions	872	5	830	22	680
Other	1,586	11	1,425	51	946
Total specialty	4,659	7	4,369	31	3,329
Total	$12,053	9	$11,068	22	$9,047

Premium growth in 2003 and 2004 occurred in all segments of our business. In 2003, growth was particularly strong in the commercial and specialty classes due primarily to higher rates. In 2004, premium growth was largely the result of our retaining a higher percentage of our existing customers and attracting new customers. We continued to get rate increases on much of the business we wrote, although the size of such increases decelerated throughout the year. We expect that pricing pressure will continue in 2005. In this environment, we will continue to stress underwriting discipline.

Premium growth in our other specialty insurance business in both years was primarily in our reinsurance assumed business generated by Chubb Re.

Reinsurance

Our premiums written are net of amounts ceded to reinsurers who assume a portion of the risk under the insurance policies that are subject to the reinsurance. After several years of significant price increases, the cost of reinsurance in the marketplace has leveled off. However, reinsurance capacity for certain coverages, such as terrorism, continues to be limited and expensive.

Our 2003 reinsurance program was similar to that in 2002. Reinsurance costs increased in line with the higher premiums on the policies reinsured. We discontinued some lower limit treaties that we believed were no longer economical and increased our participation in certain layers of the treaties that we did renew. Our property reinsurance program renews each April. At the 2003 renewal, our property catastrophe treaty for events in the United States was modified to increase the reinsurance coverage at the top due to our increased exposure in certain catastrophe exposed areas.

Our reinsurance costs in 2004 were similar to those in 2003. We discontinued a casualty per risk treaty that responded primarily to excess liability exposures over $25 million. Underwriting actions we have taken in recent years have resulted in a reduction in the number of such exposures, which we believe made this treaty no longer economical. Our executive protection per risk treaty was renewed with coverage similar to the prior year. On our property per risk treaty, our retention remained at $15 million. Our property catastrophe treaty for events in the United States was modified to increase our initial retention and to increase the reinsurance coverage at the top. The program now provides coverage of approximately 88% of losses between $250 million and $1.25 billion, with additional coverage of 95% of losses between $1.25 billion and $1.5 billion in the northeastern part of the country. Our property reinsurance treaties generally contain terrorism exclusions.

We expect our reinsurance costs in 2005 to be less than those in 2004. In January 2005, we discontinued our executive protection per risk treaty. Underwriting actions we have taken in recent years have resulted in lower average limits on those large risks we write, which we believe made this treaty no longer economical. On our casualty clash treaty, which operates like a catastrophe treaty, we increased our retention from $50 million to $75 million. This treaty now provides $125 million of coverage in excess of $75 million per insured event. We did not renew a high excess surety per risk treaty as we believe the cost was not justified.

Profitability

Underwriting results were highly profitable in 2004 compared with modestly profitable results in 2003 and unprofitable results in 2002. The combined loss and expense ratio for our overall property and casualty insurance business was as follows:

	Years Ended December 31		
	2004	2003	2002
Loss ratio	63.1%	67.6%	75.4%
Expense ratio	29.2	30.4	31.3
Combined ratio	92.3%	98.0%	106.7%

Underwriting results in 2004, 2003 and 2002 were adversely affected by incurred losses of $75 million, $250 million and $741 million, respectively, related to asbestos and toxic waste claims. Asbestos and toxic waste losses are a significant component in understanding and assessing the financial performance of our property and casualty insurance business. However, notwithstanding the significance of asbestos and toxic waste losses, the magnitude of such losses, particularly in 2002, makes it difficult to assess the underlying trends in our property and casualty insurance business. Excluding the effects of asbestos and toxic waste losses, the combined loss and expense ratio was as follows:

	Years Ended December 31		
	2004	2003	2002
Loss ratio	62.5%	65.1%	66.2%
Expense ratio	29.2	30.4	31.3
Combined ratio	91.7%	95.5%	97.5%

Underwriting results, excluding the effects of asbestos and toxic waste losses, were substantially more profitable in 2004 than in 2003. Such results in 2003 were more profitable than in 2002.

The loss ratio, excluding the effects of asbestos and toxic waste losses, improved in 2003 and improved further in 2004, reflecting the favorable experience resulting from our disciplined underwriting standards in recent years. The improvement in 2003 was achieved despite higher catastrophe losses compared with the prior year. Losses from catastrophes were $350 million in 2004, which represented 3.0 percentage points of the loss ratio, compared with $294 million or 2.9 percentage points in 2003 and $98 million or 1.2 percentage points in 2002. The 2004 catastrophe loss amount excludes an $80 million reduction in loss reserves related to the September 11, 2001 attack, which reduced the loss ratio for the year by 0.7 of a percentage point. We did not have any recoveries from our catastrophe reinsurance program during the three year period since there were no individual catastrophes for which our losses exceeded the initial retention. Our initial retention level for each catastrophic event in the United States was increased from $150 million to $250 million during 2004. Our initial retention is generally $25 million outside the United States.

Our expense ratio improved in 2003 and again in 2004. The lower expense ratio in 2003 was due in large part to premiums written growing at a substantially higher rate than overhead expenses and was achieved despite an approximate 0.4 of a percentage point adverse impact of our decision to expense stock options for the first time. The improvement in 2004 was due to premiums written growing at a higher rate than overhead expenses, as we made continued progress in reducing our expense structure, and to lower contingent commission expense.

The decrease in contingent commissions in 2004 was due to two factors that reduced producer compensation. First, we did not pay contingent commissions in the fourth quarter to those large brokers who elected to terminate such arrangements before year end (see "Producer Compensation"). Second, the slowdown of premium growth in the second half of the year resulted in lower compensation to other producers whose commissions, in part, are contingent on the volume of business placed with us.

Asbestos and Toxic Waste Losses. In October 2002, our actuaries and outside actuarial consultants completed their periodic ground-up exposure based analysis of our asbestos related exposures. Upon completion of the analysis and assessment of the results, we increased our net loss reserves by $625 million in the third quarter. In the fourth quarter of 2002, we reduced our previous estimate of reinsurance recoverable on potential asbestos claims, resulting in an additional increase in our net loss reserves of $75 million. Prior to the completion of the analysis, we had incurred asbestos and toxic waste net losses of $41 million in the first half of 2002.

In the fourth quarter of 2003, our actuaries and outside actuarial consultants performed a rigorous update of the 2002 ground-up analysis of our asbestos related exposures. Upon completion of the update, we increased our net loss reserves by $250 million.

In the fourth quarter of 2004, we increased our net loss reserves related to asbestos claims by $75 million based on an internal analysis that was confirmed by a rollforward review by our outside actuarial consultants. Our asbestos and toxic waste exposure is further discussed under "Loss Reserves."

Review of Underwriting Results by Business Unit

Personal Insurance

Net premiums from personal insurance, which represent 23% of the premiums written by our property and casualty subsidiaries, increased by 9% in 2004 compared with a 12% increase in 2003. Growth in 2004 slowed somewhat from 2003 levels due to a slowing in the pace of rate increases. In both 2004 and 2003, premium growth occurred in all classes. The premium growth in our homeowners business was due to increased insurance-to-value and, to a lesser extent, higher rates. The in-force policy count for this class had minimal growth in both years.

Our personal insurance business produced more profitable underwriting results in 2004 compared with the results in 2003 and 2002. The combined loss and expense ratios for the classes of business within the personal insurance segment were as follows:

	Years Ended December 31		
	2004	2003	2002
Automobile	93.3%	98.9%	97.5%
Homeowners	96.3	104.4	104.5
Other	82.2	79.8	77.8
Total personal	92.8%	98.2%	97.2%

Homeowners results were profitable in 2004 compared with unprofitable results in 2003 and 2002. The improvement in 2004 was largely the result of better pricing and a reduction in water damage losses primarily through the implementation of contract wording changes related to mold damage. Results in 2003 and 2002 were similar as higher catastrophe losses in 2003 were offset by a decline in fire and water damage losses and the impact of improved pricing. Results in 2002 were adversely affected by an increase in the severity of water damage claims, including those related to mold, particularly in Texas. Losses from catastrophes represented 15.0 percentage points of the loss ratio for this class in 2004 compared with 13.4 percentage points in 2003 and 2.9 percentage points in 2002.

Our remediation plan relating to our homeowners business in the United States, which began in the latter part of 2001, is on track. We have implemented rate increases in many states. In addition, we have made regulatory filings in most states to introduce contract changes that would enable us to treat mold as a separate peril available at an appropriate price. These changes, which have been implemented in 46 states, have begun to reduce the severity of our water damage losses, particularly in Texas, the state in which these losses have been most significant.

Our personal automobile results were more profitable in 2004 compared with 2003 and 2002. The improvement in 2004 was due to lower claim frequency and stable loss severity as well as modest rate increases.

Other personal coverages, which include insurance for personal valuable articles, excess liability and yacht, produced highly profitable results in each of the past three years, as favorable loss experience has continued.

Commercial Insurance

Net premiums from commercial insurance, which represent 38% of our total writings, increased by 11% in 2004 compared with a 21% increase in 2003. Growth occurred in all segments of this business but was particularly strong in the workers' compensation and casualty classes. The premium growth was due in large part to higher rates as well as an increase in our in-force policy count. Rates increased substantially in 2003. As expected, the level of rate increases declined throughout 2004 as we experienced more competition in the marketplace, particularly in the property classes. Retention levels remained steady during 2003 and were somewhat higher in 2004. New business was strong in each of the past three years, but was down in 2004 from 2003 levels due to a decrease in submission activity. We continue to get favorable terms and conditions on business written.

Our commercial insurance business produced highly profitable underwriting results in 2004 compared with profitable results in 2003 and highly unprofitable results in 2002. The combined loss and expense ratios for the classes of business within commercial insurance were as follows:

	Years Ended December 31		
	2004	2003	2002
Multiple peril	77.9%	89.7%	99.7%
Casualty	91.7	108.0	166.6
Workers' compensation	92.7	94.7	92.3
Property and marine	73.8	87.9	90.2
Total commercial	83.8%	95.9%	118.6%

Our commercial insurance results were adversely affected by incurred losses of $75 million in 2004, $250 million in 2003 and $741 million in 2002 related to asbestos and toxic waste claims. Excluding the effects of asbestos and toxic waste losses, the combined loss and expense ratios were as follows:

	Years Ended December 31		
	2004	2003	2002
Multiple peril	75.3%	89.7%	99.7%
Casualty	88.6	87.8	89.9
Workers' compensation	92.7	94.7	92.3
Property and marine	73.8	87.9	90.2
Total commercial	82.1%	89.2%	93.1%

Excluding the effects of asbestos and toxic waste losses, our commercial insurance underwriting results were highly profitable in each of the past three years. Results have shown substantial improvement in each succeeding year. The improvement has been due in large part to the cumulative effect of price increases, better terms and conditions and more stringent risk selection in recent years. Results in 2004 were exceptionally profitable due in part to unusually low property losses.

Multiple peril results were highly profitable in 2004 and 2003, but more so in 2004, whereas results in 2002 were near breakeven. Both the property and liability components of this business contributed to the improvement in 2004. The property component was exceptionally profitable in 2004 due to unusually low losses. The improvement in 2003 was driven by the property component where earned premiums grew significantly while incurred losses were flat compared with the prior year. Losses from catastrophes represented 2.3 percentage points of the loss ratio for this class in 2004 compared with 3.0 percentage points in 2003 and 2.2 percentage points in 2002.

Casualty results in each of the past three years were adversely affected by asbestos and toxic waste losses. Excluding the effects of asbestos and toxic waste losses, casualty results were highly profitable in each of the past three years due to price increases over the last several years and favorable loss experience. The automobile and primary liability components of this business produced highly profitable results in all three years. The excess liability component was profitable in 2004 compared with near breakeven results in 2003 and 2002. Results in 2004 benefited from a $30 million reduction in net loss reserves related to the September 11, 2001 attack.

Workers' compensation results were similarly profitable in each of the past three years due in large part to our disciplined risk selection during the past several years.

Property and marine results were highly profitable in each of the past three years, particularly in 2004 due in part to unusually low losses. Results in each year benefited from improved pricing, higher deductibles, better terms and conditions and a low number of severe losses. The strong results in 2003 were achieved despite a $25 million loss that resulted from an adverse arbitration decision rendered against an insurance pool in which we were formerly a participant. The decision related to a fire that occurred in 1995. Losses from catastrophes represented 4.0 percentage points of the loss ratio for this class in 2004 compared with 6.3 percentage points in 2003 and 6.6 percentage points in 2002.

Specialty Insurance

Net premiums from specialty insurance, which represent 39% of our total writings, increased by 7% in 2004 compared with a 31% increase in 2003. As discussed below, growth in both years was enhanced by the growth in our reinsurance assumed business produced by Chubb Re. Excluding Chubb Re premiums, our specialty premiums increased by 4% in 2004 and 19% in 2003.

In response to claim severity trends in our executive protection business and the professional liability component of our financial institutions business, we initiated a program in the latter half of 2001 to increase pricing and improve policy terms and to not renew business that did not meet our underwriting criteria. We implemented tighter terms and conditions, including lower policy limits and higher deductibles. We have reprofiled our book of business, generating most of our new business from small and middle market customers.

Premium growth in 2003 for this business was primarily attributable to higher rates. Rate increases moderated during the latter half of 2003 and throughout 2004 due to increased competition in the marketplace. Rates in the for-profit directors and officers liability component were down in 2004. We obtained modest rate increases in most other classes. Premium growth in 2004 was constrained by the competitive pressure on rates and our commitment to maintain underwriting discipline. New business in 2004 was similar to 2003 levels. Retention levels were significantly higher in 2004 compared with the prior year. We continued to get favorable terms and conditions on both renewals and new business.

In the fidelity and standard commercial components of our financial institutions business, we saw a similar moderation of rate increases in the latter half of 2003 and throughout 2004.

Growth in our other specialty insurance business was primarily in our reinsurance assumed business. We write only treaty reinsurance, primarily casualty reinsurance. Premiums produced by Chubb Re amounted to $1,139 million in 2004 compared with $984 million in 2003 and $488 million in 2002. We expect reinsurance assumed premiums to decrease substantially in 2005 as we anticipate fewer attractive opportunities in the reinsurance market.

Our specialty insurance business produced breakeven underwriting results in 2004 and 2003 compared with modestly unprofitable results in 2002. The combined loss and expense ratios for the classes of business within specialty insurance were as follows:

	Years Ended December 31		
	2004	2003	2002
Executive protection	101.9%	103.9%	110.3%
Financial institutions	118.3	111.0	110.7
Other	88.4	86.2	77.8
Total specialty	100.3%	100.0%	101.8%

Executive protection results were unprofitable in each of the past three years but improved in 2003 and again in 2004. Results in each year were adversely affected by directors and officers liability and errors and omissions liability claim experience, predominantly from claims that have arisen due to corporate failures and allegations of management misconduct and accounting irregularities. Results improved in 2004 compared with 2003 due to the impact of higher premiums. Results in 2002 were particularly unprofitable due to deteriorating loss trends in our European operations caused by an increase in litigation, often involving European companies listed on U.S. exchanges being sued in U.S. courts for securities fraud.

Our financial institutions business produced highly unprofitable results in each of the past three years, particularly in 2004. The deterioration in 2004 was in the professional liability component of this business. Results for the professional liability component were highly unprofitable in all three years due to the same adverse directors and officers liability and errors and omissions liability claim trends experienced in our executive protection business. Results were particularly unprofitable in 2004 due to an increase of about $160 million in errors and omissions liability loss reserves in the second quarter related to investment banks. Financial institutions continue to be the focus of scrutiny by regulators and the plaintiffs' bar related to investment banking and mutual fund scandals. The fidelity component of this business was highly profitable in each of the past three years due to favorable loss experience. The standard commercial business written on financial institutions produced profitable results in all three years, reflecting the rate increases and more stringent risk selection in recent years. Such results were highly profitable in 2004 due to a $50 million reduction in net loss reserves related to the September 11, 2001 attack.

Other specialty results were highly profitable in all three years. Our reinsurance assumed business generated by Chubb Re and our accident business were each profitable in all three years. Our surety business produced highly profitable results in each of the past three years, particularly in 2002. Results in 2002 benefited from an $88 million reduction in net loss reserves resulting from the settlement of litigation related to Enron Corp.

Our surety business tends to be characterized by infrequent but potentially high severity losses. Since the end of 2001, we have been reducing our exposure on an absolute basis and by specific bond type. The majority of our obligations are intended to be performance-based guarantees. When losses occur, they are mitigated, at times, by the customer's balance sheet, contract proceeds and bankruptcy recovery.

Notwithstanding our efforts to manage and reduce our surety exposure, we continue to have substantial commercial surety exposure for outstanding bonds. In that regard, we have exposures related to commercial surety bonds issued on behalf of companies that have experienced deterioration in creditworthiness since we issued bonds to them. We therefore may experience an increase in filed claims and may incur high severity losses. Such losses would be recognized if and when claims are filed and determined to be valid, and could have a material adverse effect on the Corporation's results of operations and liquidity.

At December 31, 2003, we had in force $520 million of gas forward purchase surety bonds with one principal, Aquila. These surety bonds secured Aquila's obligation to supply gas under long-term forward purchase agreements. In July 2004, a settlement was reached and approved by the court that resulted in Aquila providing us with collateral sufficient to cover our entire exposure under the surety bonds. Our cost under this agreement was $15 million.

A property and casualty subsidiary issued a reinsurance contract to an insurer who provides financial guarantees on debt obligations. At December 31, 2004, the amount of aggregate principal commitments related to this contract was approximately $350 million, net of reinsurance. These commitments expire by 2023.

Producer Compensation

We have agreements in place with insurance brokers under which we agree to pay commissions that are contingent on the volume and/or the profitability of business placed with us. We also have in place contingent commission arrangements with agents who are appointed by us to sell our insurance. The New York Attorney General and other regulators have raised issues with respect to potential conflicts of interest arising from the payment of contingent commissions to brokers. In response, several brokers and some agents have announced that they are eliminating the practice of receiving contingent compensation from insurers. In addition, several state insurance regulators have announced that they are looking at compensation arrangements for brokers and agents and considering regulatory reform in this area. We will continue to monitor this situation and our compensation arrangements with agents and brokers and will amend such arrangements, as necessary, so that they are consistent with evolving standards in this area.

Although announced decisions by brokers and proposals by regulators may change the manner in which insurance intermediaries are compensated, we expect that total producer compensation in 2005 will be at about 2004 levels.

Catastrophe Risk Management

Our property and casualty subsidiaries have exposure to losses caused by hurricanes, earthquakes, winter storms, windstorms and other natural catastrophic events. The frequency and severity of natural catastrophes are unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. We continually assess our concentration of underwriting exposures in catastrophe exposed areas globally and develop strategies to manage this exposure through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance. In recent years, we have invested in modeling technologies and concentration management tools that allow us to better monitor and control our accumulations of potential losses from catastrophe exposures. We maintain records showing concentrations of risk in catastrophe exposed areas such as California (earthquake and brush fires) and the gulf and east coasts of the United States (hurricanes). We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies.

Despite these efforts, the occurrence of one or more severe catastrophic events in heavily populated areas could have a material adverse effect on the Corporation's results of operations, financial condition or liquidity.

Terrorism Risk and Legislation

The tragic event of September 11, 2001 changed the way the property and casualty insurance industry views catastrophic risk. Numerous classes of business have become exposed to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. This has required us to change how we identify and evaluate risk accumulations. We have purchased a terrorism model with more specific probable loss scenarios that allow us to better identify locations with large accumulation of limits. With the information provided by this tool, we may non-renew some accounts and be restricted in writing others. However, the model is new and relatively untested. Therefore, results may differ materially from those suggested by the model.

Since September 2001, we have changed our underwriting protocols to address terrorism and the limited availability of terrorism reinsurance. However, given the uncertainty of the potential threats, we cannot be sure that we have addressed all the possibilities.

The Terrorism Risk Insurance Act of 2002 (TRIA) was signed into law on November 26, 2002. TRIA established a temporary program under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program terminates on December 31, 2005. TRIA is applicable to almost all commercial lines of insurance. Insurance companies with direct commercial insurance exposure in the United States are required to participate in the program. Each insurer has a separate deductible in the event of an act of terrorism before federal assistance becomes available. The deductible is based on a percentage of direct commercial earned premiums from the previous calendar year. For 2005, that deductible is 15% of direct commercial earned premiums in 2004. For losses above the deductible, the federal government will pay for 90% of covered losses, while the insurer contributes 10%. There is a combined annual aggregate limit for the federal government and all insurers of $100 billion; above this amount, insurers are not liable for covered losses. For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes of business where it is not mandatory, insureds may choose not to accept the terrorism coverage, which would reduce our exposure. While the provisions of TRIA will serve to mitigate our exposure in the event of a large-scale terrorist attack, our deductible is substantial, approximating $950 million in 2005.

It is unclear at this time whether Congress will reauthorize TRIA for periods subsequent to December 31, 2005. Regardless of whether or not TRIA is extended, we will continue to manage this type of catastrophic risk by monitoring and controlling terrorism risk aggregations. Nevertheless, given the unpredictable nature of terrorism, its targets, frequency and severity as well as the limited terrorism coverage in our reinsurance program, our future operating results could be more volatile.

We also have exposure outside the United States to risk of loss from acts of terrorism. In some jurisdictions, we have access to government mechanisms that would mitigate our exposure.

Loss Reserves

Unpaid losses and loss expenses, also referred to as loss reserves, are the largest liability of our property and casualty subsidiaries.

Our loss reserves include the accumulation of individual case estimates for claims that have been reported and estimates of claims that have been incurred but not reported as well as estimates of the expenses associated with settling all reported and unreported claims. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Our loss reserves are not discounted to present value.

We continually review our loss reserves using a variety of statistical and actuarial techniques. We update the reserves as loss experience develops, additional claims are reported and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Our loss reserves include significant amounts related to asbestos and toxic waste claims and the September 11 attack. The components of our loss reserves were as follows:

	December 31		
	2004	2003	2002
		(in millions)	
Gross loss reserves			
Related to asbestos and toxic waste claims	$ 1,169	$ 1,295	$ 1,136
Related to September 11 attack	700	999	2,063
All other loss reserves	18,423	15,654	13,514
	20,292	17,948	16,713
Reinsurance recoverable			
Related to asbestos and toxic waste claims	55	57	53
Related to September 11 attack	582	748	1,558
All other reinsurance recoverable	2,846	2,622	2,460
	3,483	3,427	4,071
Net loss reserves	$16,809	$14,521	$12,642

Loss reserves, net of reinsurance recoverable, increased by $2.3 billion or 16% in 2004 compared with $1.9 billion or 15% in 2003. The loss reserves related to asbestos and toxic waste claims and the September 11 attack are significant components of our total loss reserves, but they distort the growth trend in our loss reserves. Excluding such loss reserves, our loss reserves, net of reinsurance recoverable, increased by $2.5 billion or 20% in 2004 compared with $2.0 billion or 18% in 2003.

The components of our net loss reserves were as follows:

	December 31		
	2004	2003	2002
		(in millions)	
Reserves related to asbestos and toxic waste claims	$ 1,114	$ 1,238	$ 1,083
Reserves related to September 11 attack	118	251	505
All other loss reserves			
Personal insurance	1,399	1,219	1,064
Commercial insurance	5,972	5,248	4,714
Specialty insurance	8,206	6,565	5,276
Net loss reserves	$16,809	$14,521	$12,642

Loss reserves for each of our business segments increased significantly in 2003 and again in 2004. The increase was most significant in specialty insurance, due in large part to directors and officers liability and errors and omissions liability claim activity as well as the strong growth in our reinsurance assumed business.

Based on all information currently available, we believe that the aggregate loss reserves of our property and casualty subsidiaries at December 31, 2004 were adequate to cover claims for losses that had occurred, including both those known to us and those yet to be reported. In establishing such reserves, we consider facts currently known and the present state of the law and coverage litigation. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos claims and, to a lesser extent, toxic waste claims, it is possible that management's estimate of the ultimate liability for losses that had occurred as of December 31, 2004 may increase in future periods. Such increases in estimates could have a material adverse effect on the Corporation's future operating results. However, management does not expect that any such increases would have a material effect on the Corporation's consolidated financial condition or liquidity.

Estimates and Uncertainties

The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

Due to the uncertainties inherent in the loss reserving process and the complexity of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly when settlements may not occur until well into the future. A relatively small percentage change in the estimate of net loss reserves would have a material effect on the Corporation's operating results. For example, a hypothetical 1% increase in net loss reserves at December 31, 2004 would have resulted in a pre-tax charge of approximately $170 million.

We analyze loss reserves in two categories: (1) reserves relating to all claims other than asbestos and toxic waste claims and (2) reserves relating to asbestos and toxic waste claims.

Reserves Relating to Claims Other than Asbestos and Toxic Waste Claims. Our loss reserves include amounts related to short tail and long tail classes of business. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Short tail classes consist principally of homeowners, commercial property and marine business. For these classes, the estimation of loss reserves is less complex because claims are generally reported and settled shortly after the loss occurs and the claims relate to tangible property.

Most of our loss reserves relate to long tail liability classes of business. Long-tail classes include directors and officers liability, errors and omissions liability and other executive protection coverages, commercial excess liability, and other liability coverages. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. For the long tail liability classes, a relatively small proportion of losses in the more recent accident years relate to reported claims and an even smaller proportion are paid losses. Consequently, the estimation of loss reserves for these classes is more complex and subject to a higher degree of estimation error.

Most of our reinsurance assumed business is long-tailed casualty reinsurance. Reserve estimates for this business are therefore subject to the variability caused by extended loss emergence periods. The estimation of loss reserves for this business is further complicated by delays between the time the claim is reported to the ceding insurer and when it is reported by the ceding insurer to us and by our dependence on the quality and consistency of the loss reporting by the ceding company.

A relatively large proportion of our net loss reserves, particularly for long-tail liability classes, are reserves for incurred but not reported (IBNR) losses — claims that had not yet been reported to us, some of which were not yet known to the insured, and future development on reported claims. In fact, approximately 65% of our aggregate net loss reserves at December 31, 2004 were for IBNR.

We review the loss reserves for each of the numerous classes of business we write as part of our overall analysis of loss reserves, taking into consideration the variety of trends that impact the ultimate settlement of claims in each particular class of business. In performing these reviews, our actuaries use a variety of complex actuarial methods that analyze experience trends and other relevant factors. These methods generally utilize analyses of historical patterns of the development of paid and reported losses by accident year by class of business. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. For certain long tail classes of business where anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns, estimates are based on both expected losses and actual reported losses. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, we judgmentally set ultimate losses for each accident year based on our evaluation of loss trends and the current risk environment. The expected ultimate losses are adjusted as the accident years mature.

Using the various complex actuarial methods and different underlying assumptions, our actuaries produce a number of point estimates for each class of business. After reviewing the appropriateness of the underlying assumptions, management selects the carried reserve for each class of business. We do not calculate a range of loss reserve estimates. Ranges are not a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. This is due to the fact that ranges are developed based on known events as of the valuation date whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that were unknown as of the valuation date.

Among the numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves are the following:

- Changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs,
- Changes in the judicial environment regarding the interpretation of policy provisions relating to the determination of coverage,
- Changes in the general attitude of juries in the determination of liability and damages,
- Legislative actions including the impact of the Class Action Fairness Act of 2005,
- Changes in the medical condition of claimants,
- Changes in our estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements,
- Changes in our underwriting standards, and
- Any changes in our claim handling procedures.

In addition, we must consider the uncertain effects of emerging or potential claims and coverage issues. These issues can have a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Recent examples of emerging or potential claims and coverage issues include increases in the number and size of directors and officers liability and errors and omissions liability claims arising out of investment banking practices and accounting and other corporate malfeasance and increases in the number and size of water damage claims related to remediation of mold conditions. As a result of issues such as these, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have become increasingly unpredictable, further complicating the already complex loss reserving process.

The future impact of the various factors described above that contribute to the uncertainty in the loss reserving process and of emerging or potential claims and coverage issues is extremely hard to predict and cannot be quantified.

Reserves Relating to Asbestos and Toxic Waste Claims. The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional actuarial loss reserving techniques that rely on historical accident year loss development factors. Instead, we rely on an exposure-based analysis that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, we generally evaluate our exposure on a policyholder-by-policyholder basis, considering a variety of factors that are unique to each policyholder. Quantitative techniques have to be supplemented by subjective considerations including management judgment. It is therefore not possible to determine the future development of asbestos and toxic waste claims with the same degree of reliability as is the case for other types of claims. Such development will be affected by the extent to which courts and legislatures continue to expand the intent of the policies and the scope of the coverage.

We establish case reserves and expense reserves for costs of related litigation where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims.

Asbestos Reserves. Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance companies over many years and increases their exposure to liability.

The plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though a vast majority of the new claimants do not show any signs of asbestos-related disease. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. We expect that we will continue to receive a significant number of new asbestos claims for at least the next several years.

To date, approximately 75 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos liabilities. In the past, bankruptcies generally were filed by companies with no financial alternative. A recent disturbing development is an increase in prepackaged bankruptcies, which are designed to circumvent the normal bankruptcy process. A prepackaged bankruptcy involves a pre-filing agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are not given the opportunity to participate in the negotiations. Prepackaged bankruptcies also accelerate payments by insurers compared with the tort system. We are actively engaged, as part of industry coalitions, in challenging these prepackaged bankruptcies where appropriate. A few recent federal court decisions have expressed skepticism about the propriety of this device. We are monitoring these developments.

Our most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of asbestos products. We wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

Our other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present.

Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for larger awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's liability. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure for insurers. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Therefore, the future impact of such efforts on insurers is uncertain.

In establishing our asbestos reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider a variety of factors including the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below our excess liability policies; potential bankruptcy impact; and applicable coverage defenses, including asbestos exclusions. We have assumed a continuing unfavorable legal environment with no benefit from any federal asbestos reform legislation. We believe that enactment of any legislation in the next couple of years is highly unlikely as there appear to be irreconcilable differences among the various parties regarding claim values, medical criteria and allocation.

In the third quarter of 2002, our actuaries and claim personnel, together with our outside actuarial consultants, commenced their periodic ground-up exposure-based analysis of our asbestos related exposures. As part of this analysis, they considered the following adverse trends:

- Estimates of the ultimate liabilities for traditional asbestos defendants had increased as the number of claims had surged over the past few years. The notable increase in claimants as well as potential future claimants had resulted in large settlements of asbestos related litigation. As a result, it appeared more likely that many of these traditional defendants would access higher excess layers of insurance coverage as well as more years of coverage than previously anticipated.

- Claims had been more aggressively pursued against peripheral asbestos defendants in recent years, partly in response to the bankruptcy or exhaustion of insurance coverage for many of the major traditional defendants.

- The number of claims filed under the non-aggregate premises or operations section of general liability policies had increased, creating potentially greater exposure.

- The litigation environment had become increasingly adverse.

- The number of asbestos defendants in bankruptcy had increased, resulting in an increase in the number and cost of declaratory judgment lawsuits to resolve coverage disputes and to effect settlements in the bankruptcy courts.

Upon completion of the analysis and assessment of the results, we increased our net asbestos loss reserves by $545 million in the third quarter of 2002. Following a thorough review in the fourth quarter by our internal actuarial, claims and reinsurance personnel, we reduced our estimate of reinsurance recoverable on potential asbestos claims. As a result, our net asbestos loss reserves increased by an additional $75 million.

In the fourth quarter of 2003, our actuaries and claim personnel, together with our outside actuarial consultants, performed a rigorous update of their 2002 ground-up analysis of our asbestos related exposures. The review noted the same adverse trends observed during the 2002 analysis, particularly a further increase in estimates of the ultimate liabilities for several of our traditional asbestos defendants. In addition, the number of peripheral asbestos defendants for whom we established reserves and the average severity of these claims were both higher than anticipated. Upon completion of the update, we increased our net asbestos loss reserves by $250 million.

In the fourth quarter of 2004, our actuaries and claim personnel performed an analysis of our asbestos related exposures. The analysis noted that both the number of peripheral asbestos defendants for whom we established reserves and the average severity of these claims were again somewhat higher than expected. In addition, there was an increase in our estimate of the ultimate liabilities for one of our traditional asbestos defendants. Based on our analysis, which was confirmed by a rollforward review by our outside actuarial consultants, we increased our net asbestos loss reserves by $75 million.

The following table presents a reconciliation of the beginning and ending loss reserves related to asbestos claims.

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Gross loss reserves, beginning of year	$1,068	$ 885	$225
Reinsurance recoverable, beginning of year	56	51	10
Net loss reserves, beginning of year	1,012	834	215
Net incurred losses	75	250	657
Net losses paid	181	72	38
Net loss reserves, end of year	906	1,012	834
Reinsurance recoverable, end of year	55	56	51
Gross loss reserves, end of year	$ 961	$1,068	$885

The following table presents the number of policyholders with open asbestos reserves and the related net loss reserves at December 31, 2004 as well as the net losses paid during 2004 by component.

	Number of Policyholders	Net Loss Reserves	Net Losses Paid
		(in millions)	
Traditional defendants	22	$341	$ 44
Peripheral defendants	378	377	137
Future claims from unknown policyholders		188	—
		$906	$181

Significant uncertainty remains as to our ultimate liability relating to asbestos related claims. This uncertainty is due to several factors including:

- The long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims;
- The increase in the volume of claims by unimpaired plaintiffs;
- Claims filed under the non-aggregate premises or operations section of general liability policies;

- The number of insureds seeking bankruptcy protection and the impact of prepackaged bankruptcies;

- Diverging legal interpretations; and

- The possibility, however remote, of federal legislation that would address the asbestos problem.

Toxic Waste Reserves. Toxic waste claims relate primarily to pollution and related cleanup costs. Our insureds have two potential areas of exposure — hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a hazardous waste site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. These PRPs had proper government authorization in many instances. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself. Pollution was not a recognized hazard at the time many of these policies were written. In more recent years, however, policies specifically excluded such exposures.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating our liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. In a few states, we are seeing cases brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resource claims have been filed and they are being vigorously defended. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing our toxic waste reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider the probable liability, available insurance coverage, past settlement values of similar exposures as well as facts that are unique to each insured.

Uncertainty remains as to our ultimate liability relating to toxic waste claims. However, toxic waste losses appear to be developing as expected due to relatively stable claim trends. In many cases, claims are being settled for less than initially anticipated due to more efficient site remediation efforts. In other cases, we have been successful at buying back our policies.

Despite the stable claim trends, we increased our toxic waste loss reserves by $80 million in the third quarter of 2002 based on the estimate of our actuaries and actuarial consultants as to our ultimate exposure.

The following table presents a reconciliation of the beginning and ending loss reserves, net of reinsurance recoverable, related to toxic waste claims. There are virtually no reinsurance recoveries related to these claims.

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Net loss reserves, beginning of year	$226	$249	$197
Net incurred losses	—	—	84
Net losses paid	18	23	32
Net loss reserves, end of year	$208	$226	$249

Of the net toxic waste loss reserves at December 31, 2004, $100 million was for IBNR losses.

Reinsurance Recoverable. Reinsurance recoverable is the estimated amount recoverable from reinsurers related to the losses we have incurred. At December 31, 2004, reinsurance recoverable included $345 million recoverable with respect to paid losses and loss expenses, which is included in other assets, and $3.5 billion recoverable on unpaid losses and loss expenses.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of our gross loss reserves that will be recovered from reinsurers. Such reinsurance recoverable is estimated as part of our loss reserving process using assumptions that are consistent with the assumptions used in estimating the gross loss reserves. Consequently, the estimation of reinsurance recoverable is subject to similar judgments and uncertainties as the estimation of gross loss reserves.

A credit exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance contracts. We are selective in regard to our reinsurers, placing reinsurance with only those reinsurers with strong balance sheets and superior underwriting ability, and we monitor the financial strength of our reinsurers on an ongoing basis. As a result, uncollectible amounts have not been significant. A provision for estimated uncollectible reinsurance is recorded based on an evaluation of balances due from reinsurers and other available information.

Prior Year Loss Development

Because loss reserve estimates are subject to the outcome of future events, changes in estimates are unavoidable given that loss trends vary and time is required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

A reconciliation of the beginning and ending loss reserves, net of reinsurance, for the three years ended December 31, 2004 is as follows:

	2004	2003	2002
		(in millions)	
Net loss reserves, beginning of year	$14,521	$12,642	$11,010
Net incurred losses related to			
Current year	6,994	6,470	5,275
Prior years	327	397	790
	7,321	6,867	6,065
Net loss payments related to			
Current year	1,691	1,589	1,348
Prior years	3,342	3,399	3,085
	5,033	4,988	4,433
Net loss reserves, end of year	$16,809	$14,521	$12,642

During 2004, we experienced overall unfavorable development of $327 million on loss reserves established as of the previous year end. This compares with unfavorable one year development of $397 million and $790 million in 2003 and 2002, respectively. Such adverse development was reflected in operating results in these respective years.

The net unfavorable development of $327 million in 2004 was the result of various positive and negative factors. The most significant factors were:

- We experienced adverse development of about $415 million in the executive protection classes, principally directors and officers liability and errors and omissions liability, resulting from adverse loss trends in accident years 1998 through 2002 due in large part to claims related to corporate failures and allegations of management misconduct and accounting irregularities, especially those involving investment banks and other financial institutions. In particular, in the second quarter of 2004, we updated our analysis of our exposure to investment banking errors and omissions claims related to report years 2002 and prior. These claims pertain principally to allegations against investment banks of laddering or of aiding and abetting in certain of the high-profile corporate abuse cases. During the quarter, the last of the significant regulatory settlements was announced, clearing the way for intensified and accelerated attention to the class action litigation that drives our exposure. In addition, recent developments in litigation relating to various corporate abuse scandals have led a number of investment banks to focus on, and in some cases pursue vigorously, settlement strategies. These developments and other information about potential settlement ranges and allocations of responsibility among investment banks for which we were one of the insurers were considered as part of the analysis of our exposure that led to our decision to increase net loss reserves by about $160 million in the quarter.
- We experienced adverse development of about $185 million related to accident years prior to 1994, due largely to our strengthening loss reserves for asbestos and other liability claims.
- We experienced adverse development of about $50 million in the workers' compensation class due primarily to higher average severity of the medical portion of these claims.
- We experienced favorable development of about $270 million related to the 2003 accident year, due in large part to an unusually low amount of late reported homeowners and commercial property losses.
- We experienced favorable development of $80 million due to a reduction of net loss reserves in the second quarter related to the September 11 attack as a result of several developments. In

March 2004, the deadline for filing a liability claim with respect to the September 11 attack expired. That enabled us to define more precisely the number of claimants under liability policies. Then, in June, the final award determinations for claimants of the World Trade Center Victims Compensation Fund were made. As for our property exposure, in April, the jury in the Silverstein case found that we had bound coverage under a policy form that defined the September 11 attack as one occurrence. The effect of that verdict was to eliminate the need for us to make any additional payment. While an appeal has been filed, we believe that it has no merit.

The unfavorable development in 2003 was due primarily to two factors. First, we strengthened asbestos loss reserves by $250 million in the fourth quarter. Second, we experienced unfavorable development of about $140 million in our executive protection classes, principally directors and officers liability and errors and omissions liability, as adverse loss trends in the most recent accident years more than offset favorable loss experience in older accident years.

The unfavorable development in 2002 was due primarily to our strengthening asbestos and toxic waste loss reserves by $741 million during the year. In addition, we experienced unfavorable development of about $100 million in the homeowners class due to the increase in the severity of water damage and related mold claims. In the executive protection classes, adverse loss trends in Europe and the United States in the more recent accident years more than offset favorable loss experience in the United States in older accident years, resulting in unfavorable development of about $50 million during the year. We experienced favorable development of $88 million due to the reduction in net surety loss reserves resulting from the Enron settlement.

In Item 1 of this report, we present an analysis of our consolidated loss reserve development on a calendar year basis for each of the ten years prior to 2004.

Our U.S. property and casualty subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. These annual statements include an analysis of loss reserves, referred to as Schedule P, that presents accident year loss development information by line of business for the nine years prior to 2004. It is our intention to post the Schedule P for our combined U.S. property and casualty subsidiaries on our website as soon as it becomes available.

Investment Results

Property and casualty investment income before taxes increased by 12% in 2004 compared with 2003 and by 14% in 2003 compared with 2002. Growth in both years was due to an increase in invested assets, which reflected substantial cash flow from operations over the period. Growth in both years also benefited from an $800 million capital contribution to the property and casualty subsidiaries by the Corporation in the second quarter of 2003. Growth in 2003 benefited from a similar capital contribution of $1 billion in the fourth quarter of 2002. Growth in investment income in both years was dampened by lower available reinvestment rates on fixed maturities that matured.

The effective tax rate on our investment income was 19.8% in 2004 compared with 20.3% in 2003 and 18.2% in 2002. The effective tax rate fluctuated as the result of our holding a different proportion of our investment portfolio in tax-exempt securities during each year.

On an after-tax basis, property and casualty investment income increased by 13% in 2004 and 11% in 2003. Management uses property and casualty investment income after-tax, a non-GAAP financial measure, to evaluate its investment performance because it reflects the impact of any change in the proportion of the investment portfolio invested in tax-exempt securities and is therefore more meaningful for analysis purposes than investment income before income tax.

Other Charges

Other charges include miscellaneous income and expenses of the property and casualty subsidiaries.

Other charges in 2003 included expenses of $18 million related to the restructuring of our operations in Continental Europe. The restructuring costs consisted primarily of severance costs related to branch closings and work force reductions.

CHUBB FINANCIAL SOLUTIONS

Chubb Financial Solutions (CFS) was organized in 2000 to develop and provide customized products to address specific financial needs of corporate clients. CFS operated through both the capital and insurance markets. The insurance and reinsurance solutions were written by our property and casualty subsidiaries, and the results of such business are included within our underwriting results.

In April 2003, the Corporation announced its intention to exit CFS's non-insurance business and to run-off the existing financial products portfolio. Our objective is to exit this business as quickly as possible while minimizing the potential of a large payment due to an unexpected credit event over the next few years.

CFS's non-insurance business was primarily structured credit derivatives, principally as a counterparty in portfolio credit default swap contracts. The Corporation guaranteed all of these obligations.

In a typical portfolio credit default swap, CFS participated in the senior layer of a structure designed to replicate the performance of a portfolio of corporate securities, a portfolio of asset-backed securities or a specified pool of loans. The structure of these portfolio credit default swaps generally requires CFS to make payment to counterparties to the extent cumulative losses, related to numerous credit events, exceed a specified threshold. The risk below that threshold, referred to as subordination, is assumed by other parties with the primary risk layer sometimes retained by the buyer. Credit events generally arise when one of the referenced entities within a portfolio becomes bankrupt, undergoes a debt restructuring or fails to make timely interest or principal payments.

Portfolio credit default swaps are derivatives and are carried in the financial statements at estimated fair value, which represents management's best estimate of the cost to exit our positions. Most of these credit default swaps tend to be unique transactions and there is no market for trading such exposures. To estimate the fair value of the obligation in each credit default swap, we use internal valuation models that are similar to external valuation models.

The fair value of our credit default swaps is subject to fluctuations arising from, among other factors, changes in credit spreads, the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates. Changes in fair value are included in income in the period of the change. Thus, CFS's results have been subject to volatility, which has had a significant effect on the Corporation's results of operations from period to period.

The non-insurance business of CFS produced a loss before taxes of $17 million in 2004 compared with losses of $127 million in 2003 and $70 million in 2002.

The loss in 2002 was due to adverse movement in the mark-to-market adjustment, which resulted in an increase in the fair value of our future obligations related to the portfolio credit default swaps. Of the increase in the fair value of our obligations, $53 million was due to downgrades in the financial ratings of certain referenced securities underlying two of our asset backed portfolio credit default swaps. Other factors contributing to the increase were a widening of market credit spreads and, for one credit default swap, erosion in the risk layers that are subordinate to the CFS risk layer due to actual losses in those subordinate layers.

The substantial loss in 2003 was due to further deterioration in the credit quality of certain referenced securities underlying the two asset-backed credit default swaps. In the first nine months of the year, the fair value of our obligations related to these two swaps increased by $70 million. Then, in the fourth quarter, as described below, we terminated the two swaps and replaced them with a principal and interest guarantee agreement, which resulted in an additional loss of $96 million. The losses related to these two asset-backed swaps were partially offset by mark-to-market gains during the year on our corporate credit default swaps.

The loss in 2004 was primarily due to the termination during the year of CFS's obligations under certain portfolio credit default swaps.

Revenues from the non-insurance business of CFS, primarily consisting of the change in fair value of derivatives contracts, were negative $1 million in 2004, negative $62 million in 2003 and negative $51 million in 2002. Revenues were negative in 2004 due to the termination of several portfolio credit default swaps. Revenues were negative in 2003 and 2002 due to the adverse impact of changes in fair value and, in 2003, the impact of the agreement to terminate the two asset-backed portfolio credit default swaps and replace them with a principal and interest guarantee.

CFS's aggregate exposure, or retained risk, from each of its in-force portfolio credit default swaps is referred to as notional amount. Notional amounts are used to express the extent of involvement in swap transactions. These amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. The notional amounts are not recorded on the balance sheet.

At December 31, 2002, the notional amount of CFS's credit default swaps was approximately $38.7 billion, of which $3.9 billion related to the two asset-backed swaps that had experienced deterioration in credit quality. In connection with our plan to exit the credit derivatives business, we accelerated the reduction of our notional exposure.

In the fourth quarter of 2003, CFS paid $50 million to terminate the two asset-backed portfolio credit default swaps that had experienced deterioration in credit quality and simultaneously entered into a new contract that guaranteed principal and interest obligations on only $2.3 billion of the original $3.9 billion notional amount. At December 31, 2004, the remaining notional amount of referenced securities was $1.9 billion. The Corporation has guaranteed CFS's obligations under the new contract. CFS's potential payment obligations have been extended from the original termination dates of 2007 and 2008 to the date when the last of the underlying obligations expire. Under the new agreement, CFS's maximum payment obligation is limited to $500 million regardless of the amount of losses that might be incurred on the $1.9 billion of referenced securities. Moreover, if losses are incurred, CFS's payment obligations are limited to an extended payment schedule under which no payment would be due until 2010 at the earliest.

CFS established a liability of $186 million related to the new principal and interest contract, which represented the estimated fair value of the guarantee at its inception. At the same time, CFS eliminated the carried liability of $140 million on the two swaps that were terminated.

The principal and interest guarantee is not a derivative contract. Therefore, the liability related to this contract is not being marked-to-market each period and remained at $186 million at December 31, 2004. Due to the nature of the guarantee, we will reduce this liability only upon either the expiration or settlement of the guarantee. If actual losses are incurred, a liability for the losses will be established, and a portion of the guarantee liability will be released. The amount released will depend on our evaluation of expected ultimate loss experience.

During 2003 and 2004, CFS terminated certain other portfolio credit default swaps with the original counterparties at negotiated settlement amounts. CFS also entered into credit default swaps with third parties that effectively offset existing credit default swaps. As of December 31, 2004, the notional amount of such offsetting credit default swaps was approximately $1.7 billion.

As a result of these transactions, the notional amount of CFS's credit default swaps was reduced to $24.7 billion at December 31, 2003 and further reduced to $8.7 billion at December 31, 2004. Our realistic loss exposure is a very small portion of the $8.7 billion notional amount due to several factors. Our position is senior to subordinated interests of $5.4 billion in the aggregate. Of the $5.4 billion of subordination, there were only $37 million of defaults through December 31, 2004, none of which has pierced the subordination limit of any individual contract. In addition, using our internal ratings models, we estimate that the credit ratings of the individual portfolio credit default swaps at December 31, 2004 were either AAA or AA.

In addition to portfolio credit default swaps, CFS entered into a derivative contract linked to an equity market index and a few other insignificant non-insurance transactions.

The notional amount and fair value of our future obligations under derivative contracts by type of risk were as follows:

	December 31			
	Notional Amount		Fair Value	
	2004	2003	2004	2003
	(in billions)		(in millions)	
Credit default swaps				
Corporate securities	$1.3	$11.2	$ 5	$21
Asset-backed securities	7.4	10.5	9	23
Loan portfolios	—	3.0	—	2
	8.7	24.7	14	46
Other	.3	.4	8	9
	$9.0	$25.1	$22	$55

CORPORATE AND OTHER

Corporate and other includes investment income earned on corporate invested assets, interest expense and other expenses not allocated to the operating subsidiaries, and the results of our real estate and other non-insurance subsidiaries. It also includes income from our investment in Allied World Assurance Company, Ltd.

Corporate and other produced a loss before taxes of $159 million in 2004 compared with losses of $157 million and $74 million in 2003 and 2002, respectively. Corporate and other results were similar in 2004 and 2003 as higher investment income in 2004 was substantially offset by a larger loss from our real estate operations. Investment income was higher in 2004 due to an increase in corporate invested assets resulting primarily from the issuance of debt and equity securities during 2003. The higher loss in 2003 compared with 2002 was due to an increase in interest expense and a decrease in investment income. Interest expense increased in 2003 due to the issuance of $600 million of debt in the fourth quarter of 2002, $500 million of debt in the first quarter of 2003 and $460 million of debt in the second quarter of 2003. The decrease in investment income in 2003 was due to lower average corporate invested assets resulting from the capital contributions to the property and casualty subsidiaries in the fourth quarter of 2002 and the second quarter of 2003.

In both 2004 and 2003, corporate and other results included a loss at The Chubb Institute, Inc., our post secondary educational subsidiary. In each year, the effect of this loss was substantially offset by income from our investment in Allied World.

As part of our focus on our core insurance business, we sold The Chubb Institute in September 2004. The sale transaction is further discussed under "Realized Investment Gains and Losses."

Real Estate

Real estate operations resulted in a loss before taxes of $25 million in 2004 compared with losses of $14 million in 2003 and $6 million in 2002. These amounts are included in the corporate and other results. The higher loss in 2004 was due primarily to the recognition of impairment losses on two commercial properties. In each year, we sold selected commercial properties as well as residential properties. Real estate revenues were $70 million in 2004, $72 million in 2003 and $76 million in 2002.

We own approximately $270 million of land that we expect will be developed in the future. In addition, our real estate assets include approximately $160 million of commercial properties and land parcels under lease, of which $22 million relates to a variable interest entity in which we are the primary beneficiary. We are continuing to explore the sale of certain of our remaining properties.

The recoverability of the carrying value of our real estate assets is assessed based on our ability to fully recover costs through a future revenue stream. The assumptions used reflect future improvement in demand for office space, an increase in rental rates and the ability and intent to obtain financing in order to hold and develop such remaining properties and protect our interests over the long term. Management believes that it has made adequate provisions for impairment of real estate assets. However, if the assets are not sold or developed or if leased properties do not perform as presently contemplated, it is possible that additional impairment losses may be recognized that would have a material adverse effect on the Corporation's results of operations.

REALIZED INVESTMENT GAINS AND LOSSES

Net investment gains realized were as follows:

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Net realized gains (losses) on sales			
Equity securities	$225	$75	$85
Fixed maturities	24	66	62
Chubb Institute	(31)	—	—
	218	141	147
Other than temporary impairment			
Equity securities	—	14	67
Fixed maturities	—	42	46
	—	56	113
Realized investment gains before tax	$218	$85	$34
Realized investment gains after tax	$146	$55	$22

Of the net realized gains on sales of equity securities, $155 million, $35 million and $9 million in 2004, 2003 and 2002, respectively, related to our share of gains recognized by investment partnerships in which we have an interest.

A primary reason for the sale of fixed maturities in each of the last three years has been to improve our after-tax portfolio return without sacrificing quality where market opportunities have existed to do so.

In May 2004, we entered into an agreement to sell The Chubb Institute. The sale closed in September. Under the final terms of the sale, we recognized a loss of $31 million.

We regularly review those invested assets whose fair value is less than cost to determine if an other than temporary decline in value has occurred. In evaluating whether a decline in value of any investment is other than temporary, we consider various quantitative and qualitative factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the issuer is current on contractually obligated interest and principal payments, and our intent and ability to hold the investment for a period of time sufficient to allow us to recover our cost. If a decline in the fair value of an individual security is deemed to be other than temporary, the difference between cost and estimated fair value is charged to income as a realized investment loss. The fair value of the investment becomes its new cost basis.

The writedowns of fixed maturities in 2003 were primarily due to collateral deterioration of several asset-backed securities and price declines of a few corporate credits in the airline and energy sectors. The writedowns in 2002 were primarily due to credit deterioration and corporate failures of several issuers, particularly in the telecommunications and, to a lesser extent, energy-related industries.

INCOME TAXES

We establish deferred income taxes on the undistributed earnings of foreign subsidiaries. Similarly, we establish deferred tax assets related to the expected future U.S. tax benefit of losses and foreign taxes incurred by our foreign subsidiaries. To evaluate the realization of the future tax benefit of these deferred tax assets, management must consider whether it is more likely than not that sufficient taxable income will be generated. Management's judgment is based on its assessment of business plans and related projections of future taxable income as well as available tax planning strategies. The tax loss carryforwards and foreign tax credits have no expiration. However, we are required under generally accepted accounting principles to consider a relatively near term horizon when we evaluate the likelihood of realizing future tax benefits.

During the years 2000 through 2002, Chubb Insurance Company of Europe (Chubb Europe) incurred substantial losses. These losses were the result of underwriting losses during the period due to inadequate prices and adverse claims trends, particularly for directors and officers liability and errors and omissions liability coverages. At December 31, 2002, the deferred income tax asset related to the expected future U.S. tax benefit of the losses and foreign taxes incurred by Chubb Europe was $140 million. During the fourth quarter of 2002, we established a valuation allowance of $40 million for the portion of these tax assets that we could not recognize for accounting purposes due to the requirement to evaluate realization over a near term horizon.

As of December 31, 2003, the deferred income tax asset related to the expected future U.S. tax benefit of the losses and foreign taxes incurred by Chubb Europe had been reduced to $100 million due to profitable results in Chubb Europe during 2003. As a result, in the fourth quarter of 2003, we concluded that it was more likely than not that these deferred tax assets would be realized over a near term horizon and we eliminated the valuation allowance. As of December 31, 2004, the deferred tax asset related to the U.S. tax benefit of losses incurred by Chubb Europe was reduced to zero due to the continued profitability of Chubb Europe during 2004.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources and liquidity represent the overall financial strength of the Corporation and its ability to generate cash flows from its operating subsidiaries, borrow funds at competitive rates and raise new capital to meet operating and growth needs.

Capital Resources

Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. At December 31, 2004, the Corporation had shareholders' equity of $10.1 billion and total debt of $2.8 billion.

In March 2003, the Corporation issued $225 million of unsecured 3.95% notes due in 2008 and $275 million of unsecured 5.2% notes due in 2013.

In June 2003, a shelf registration statement that the Corporation filed in March 2003 was declared effective by the Securities and Exchange Commission. Under the registration statement, up to $2.5 billion of various types of securities may be issued. At December 31, 2004, the Corporation had approximately $650 million remaining under the shelf registration statement.

In June 2003, the Corporation sold 15,525,000 shares of common stock. Net proceeds from the sale of the shares were $887 million.

Also, in June 2003, the Corporation issued $460 million of unsecured 2.25% senior notes due in 2008 and 18.4 million purchase contracts. The senior notes and purchase contracts were issued together in the form of 7% equity units, each of which initially represents $25 principal amount of senior notes and one purchase contract. Each purchase contract obligates the investor to purchase for $25 a variable number of shares of the Corporation's common stock on August 16, 2006. The number of shares to be purchased will be determined based on a formula that considers the market price of our common stock immediately prior to the time of settlement in relation to the $59.50 per share sale price of our common stock at the time the equity units were offered. Upon settlement of the purchase contracts, the Corporation will receive proceeds of approximately $460 million and will issue between approximately 6,500,000 and 7,700,000 shares of common stock.

In 2002, the Corporation issued $600 million of unsecured 4% senior notes due in 2007 and 24 million mandatorily exercisable warrants to purchase the Corporation's common stock. The senior notes and warrants were issued together in the form of 7% equity units, each of which initially represents $25 principal amount of senior notes and one warrant. Each warrant obligates the investor to purchase for $25 a variable number of shares of the Corporation's common stock on or before November 16, 2005. The number of shares to be purchased will be determined based on a formula that considers the market price of our common stock immediately prior to the time of settlement in relation to the $56.64 per share sale price of our common stock at the time the equity units were offered. Upon settlement of the warrants, the Corporation will receive proceeds of approximately $600 million and will issue between approximately 8,700,000 and 10,600,000 shares of common stock.

The equity units are further described in Notes 8 (a) and 18 (c) of the Notes to Consolidated Financial Statements.

The Corporation also has outstanding $300 million of unsecured 6.15% notes due in 2005, $400 million of unsecured 6% notes due in 2011, $100 million of unsecured 6.6% debentures due in 2018 and $200 million of unsecured 6.8% debentures due in 2031.

Chubb Executive Risk Inc., a wholly owned subsidiary of the Corporation, has outstanding $75 million of unsecured 7⅛% notes due in 2007. Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125 million of 8.675% capital securities. The sole assets of the Trust are debentures issued by Chubb Executive Risk. The capital securities are subject to mandatory redemption in 2027 upon repayment of the debentures. The capital securities are also subject to mandatory redemption under certain circumstances beginning in 2007. The Corporation has guaranteed the unsecured notes and the capital securities.

Management continuously monitors the amount of capital resources that the Corporation maintains both for itself and its operating subsidiaries. In connection with our long-term capital strategy, the Corporation from time to time contributes capital to its property and casualty subsidiaries. In addition, in order to satisfy its capital needs as a result of any rating agency capital adequacy or other future rating issues, or in the event the Corporation were to need additional capital to make strategic investments in light of market opportunities, the Corporation may take a variety of actions, which could include the issuance of additional debt and/or equity securities.

In July 1998, the Board of Directors authorized the repurchase of up to 12,500,000 shares of the Corporation's common stock. In June 2001, the Board of Directors authorized the repurchase of up to an additional 16,000,000 shares. The 1998 authorization has no expiration; the 2001 authorization expired on June 30, 2003. As of December 31, 2004, 3,287,100 shares remained under the 1998 share repurchase authorization. The Corporation made no share repurchases during 2004 and 2003. The Corporation repurchased 1,500,000 shares in open-market transactions in 2002 at a cost of $99 million.

Ratings

The Corporation and its insurance subsidiaries are rated by major rating agencies. These ratings reflect the rating agency's opinion of our financial strength, operating performance, strategic position and ability to meet our obligations to policyholders.

The following table summarizes the Corporation's credit ratings from the major independent rating organizations as of March 9, 2005.

	A.M. Best	Standard & Poor's	Moody's	Fitch
Senior unsecured debt rating	aa−	A	A2	A+
Preferred stock rating	a+	BBB+	Baa1	
Commercial paper	AMB-1+	A-1	P-1	F-1
Counterparty credit rating		A		

The following table summarizes our property and casualty subsidiaries' financial strength ratings from the major independent rating organizations as of March 9, 2005.

	A.M. Best	Standard & Poor's	Moody's	Fitch
Financial strength	A++	AA	Aa2	AA

Ratings are an important factor in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed.

It is possible that positive or negative ratings actions by one or more of the rating agencies may occur in the future. If our ratings were downgraded, the Corporation may incur higher borrowing costs and may have more limited means to access capital. In addition, reductions in our ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

Liquidity

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short and long term cash requirements of our business operations.

Our property and casualty operations provide liquidity in that premiums are generally received months or even years before losses are paid under the policies purchased by such premiums. Historically, cash receipts from operations, consisting of insurance premiums and investment income, have provided more than sufficient funds to pay losses, operating expenses and dividends to the Corporation. After satisfying our cash requirements, excess cash flows are used to build the investment portfolio and thereby increase future investment income.

New cash from operations available for investment by the property and casualty subsidiaries was approximately $3.8 billion in 2004 compared with $3.1 billion in 2003 and $1.9 billion in 2002. New cash available in 2004 was higher than in 2003 due to growth in premium receipts in 2004 whereas paid losses were nearly flat compared with 2003. The increase in new cash in 2003 was due to substantial growth in premium receipts without a commensurate increase in paid losses or operating expenses.

In addition to cash from operations, the property and casualty subsidiaries received capital contributions from the Corporation of $800 million in the second quarter of 2003 and $1 billion in the fourth quarter of 2002.

Our property and casualty subsidiaries maintain investments in highly liquid, short-term and other marketable securities to provide for immediate cash needs.

The Corporation's liquidity requirements in the past have been met by dividends from its property and casualty subsidiaries and the issuance of commercial paper and debt and equity securities. It is expected that our liquidity requirements in the future will be met by these sources of funds or, if necessary, borrowings from our credit facilities.

The declaration and payment of future dividends to the Corporation's shareholders will be at the discretion of the Corporation's board of directors and will depend upon many factors, including our operating results, financial condition, capital requirements and any regulatory constraints.

As a holding company, the Corporation's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets in the Corporation, which is dependent in large part on the dividend paying ability of its property and casualty subsidiaries. Various state insurance laws restrict the Corporation's property and casualty subsidiaries as to the amount of dividends they may pay without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2004, these subsidiaries paid cash dividends to the Corporation totaling $380 million. The maximum dividend distribution that may be made by the property and casualty subsidiaries to the Corporation during 2005 without prior regulatory approval is approximately $1.1 billion.

We believe that our strong financial position and conservative debt level provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short term and long term basis.

The Corporation has two credit agreements with a group of banks that provide for unsecured borrowings of up to $500 million in the aggregate. The $250 million short term revolving credit facility, which was to have terminated on June 24, 2004, was extended to June 22, 2005 and may be renewed or replaced. The $250 million medium term revolving credit facility terminates on June 28, 2007. On the respective termination dates for these agreements, any loans then outstanding become payable. There have been no borrowings under these agreements. Various interest rate options are available to the Corporation, all of which are based on market interest rates. The facilities are available for general corporate purposes and to support the Corporation's commercial paper borrowing arrangement.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides our future payments due by period under contractual obligations as of December 31, 2004, aggregated by type of obligation.

	2005	2006 and 2007	2008 and 2009	Thereafter	Total
			(in millions)		
Principal due under long-term debt	$301	$ 676	$687	$1,138	$2,802
Interest, warrant fee and contract adjustment payments on long-term debt and equity units	175	249	148	560	1,132
Future minimum rental payments under operating leases	94	174	147	297	712
Total	$570	$1,099	$982	$1,995	$4,646

The above table excludes certain commitments totaling $486 million at December 31, 2004 to fund limited partnership investments. These capital commitments can be called by the partnerships during the commitment period (on average, 1 to 4 years) to fund working capital needs or the purchase of new investments.

The above table also excludes estimated future cash flows related to our carried loss reserves at December 31, 2004. There is typically no stated contractual commitment associated with property and casualty insurance loss reserves. The obligation to pay a claim arises only when a covered loss event occurs and a settlement is reached. The vast majority of our loss reserves relate to claims for which settlements have not yet been reached. Our loss reserves therefore represent estimates of future payments. These estimates are dependent on the outcome of future events. Accordingly, the payment of the loss reserves is not fixed as to either amount or timing.

Our gross liability for unpaid losses and loss expenses was $20.3 billion at December 31, 2004. Based on our historical experience, we estimate that, of this liability, approximately $5.0 billion will be paid in 2005, an aggregate $5.5 billion will be paid in 2006 and 2007, and an aggregate $3.0 billion will be paid in 2008 and 2009. The ultimate amount and timing of loss payments will likely vary materially from our estimates. We expect that these loss payments will be funded, in large part, by future cash receipts from operations.

The Corporation does not have any material off-balance sheet arrangements, except as disclosed in Note (14) of the Notes to Consolidated Financial Statements.

INVESTED ASSETS

The main objectives in managing our investment portfolios are to maximize after-tax investment income and total investment returns while minimizing credit risks in order to provide maximum support to the insurance underwriting operations. Investment strategies are developed based on many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the boards of directors.

Our investment portfolio is primarily comprised of high quality bonds, principally tax-exempt, U.S. Treasury and government agency, mortgage-backed securities and corporate issues as well as foreign bonds that support our international operations. In addition, the portfolio includes equity securities held primarily with the objective of capital appreciation.

In 2004 and 2003, we invested new cash in tax-exempt bonds and taxable bonds and, to a lesser extent, equity securities. In 2004, the taxable bonds we invested in were primarily U.S. Treasury securities, mortgage-backed securities, foreign government bonds and U.S. and foreign corporate bonds. In 2003, the taxable bonds were primarily mortgage-backed securities, foreign government bonds and U.S. Treasury securities. In 2002, we invested new cash in mortgage-backed securities and, to a lesser extent, U.S. Treasury securities. Our objective is to achieve the appropriate mix of taxable and tax-exempt securities in our portfolio to balance both investment and tax strategies. At December 31, 2004 and 2003, 51% of our fixed maturity portfolio was invested in tax-exempt bonds compared with 53% at December 31, 2002.

Fixed maturity securities that we have the ability and intent to hold to maturity are classified as held-to-maturity. The remaining fixed maturities, which may be sold prior to maturity to support our investment strategies, such as in response to changes in interest rates and the yield curve or to maximize after-tax returns, are classified as available-for-sale. Fixed maturities classified as held-to-maturity are carried at amortized cost while fixed maturities classified as available-for-sale are carried at market value. At December 31, 2004, 1% of the fixed maturity portfolio was classified as held-to-maturity compared with 2% at December 31, 2003 and 5% at December 31, 2002.

Changes in the general interest rate environment affect the returns available on new fixed maturity investments. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new investments but increases the market value of existing investments, creating the opportunity for realized investment gains on disposition.

The unrealized appreciation before tax of investments carried at market value, which includes fixed maturities classified as available-for-sale and equity securities, was $961 million, $1,036 million and $901 million at December 31, 2004, 2003 and 2002, respectively. Such unrealized appreciation is reflected in a separate component of other comprehensive income, net of applicable deferred income tax.

The unrealized market appreciation before tax of those fixed maturities carried at amortized cost was $21 million, $35 million and $56 million at December 31, 2004, 2003 and 2002, respectively. Such unrealized appreciation was not reflected in the consolidated financial statements.

Changes in unrealized market appreciation or depreciation of fixed maturities were due primarily to fluctuations in interest rates.

CHANGE IN ACCOUNTING PRINCIPLES

Effective January 1, 2003, the Corporation adopted the fair value method of accounting for stock-based employee compensation plans, which is the method of accounting defined in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. Prior period financial statements were not restated. The adoption of the fair value method of accounting for stock-based employee compensation plans is discussed further in Note (2) of the Notes to Consolidated Financial Statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. Our primary exposure to market risks relates to our investment portfolio, which is sensitive to changes in interest rates and, to a lesser extent, credit quality, prepayment, foreign currency exchange rates and equity prices. We also have exposure to market risks through CFS's financial products portfolio and our debt obligations. Analytical tools and monitoring systems are in place to assess each of these elements of market risk.

Investment Portfolio

Interest rate risk is the price sensitivity of a security that promises a fixed return to changes in interest rates. Changes in market interest rates directly affect the market value of our fixed income securities. We view the potential changes in price of our fixed income investments within the overall context of asset and liability management. Our actuaries estimate the payout pattern of our liabilities, primarily our property and casualty loss reserves, to determine their duration, which is the present value of the weighted average payments expressed in years. We set duration targets for our fixed income investment portfolios after consideration of the duration of these liabilities and other factors, which we believe mitigates the overall effect of interest rate risk for the Corporation.

The following table provides information about our fixed maturity investments, which are sensitive to changes in interest rates. The table presents cash flows of principal amounts and related weighted average interest rates by expected maturity dates at December 31, 2004 and 2003. The cash flows are based on the earlier of the call date or the maturity date or, for mortgage-backed securities, expected payment patterns. Actual cash flows could differ from the expected amounts.

	At December 31, 2004							
							Total	
	2005	2006	2007	2008	2009	Thereafter	Amortized Cost	Estimated Market Value
					(in millions)			
Tax-exempt	$1,020	$ 547	$ 756	$ 846	$1,010	$ 9,661	$13,840	$14,410
Average interest rate	5.8%	5.4%	5.3%	5.0%	5.1%	4.2%	—	—
Taxable — other than mortgage-backed securities	749	1,191	909	1,550	1,620	3,633	9,652	9,866
Average interest rate	4.3%	3.7%	4.3%	4.2%	4.4%	5.1%	—	—
Mortgage-backed securities	409	376	431	665	436	1,394	3,711	3,754
Average interest rate	4.8%	4.8%	4.6%	5.3%	4.7%	4.9%	—	—
Total	$2,178	$2,114	$2,096	$3,061	$3,066	$14,688	$27,203	$28,030

	At December 31, 2003							
							Total	
	2004	2005	2006	2007	2008	Thereafter	Amortized Cost	Estimated Market Value
				(in millions)				
Tax-exempt	$ 698	$ 852	$ 642	$ 759	$ 753	$ 7,273	$10,977	$11,656
Average interest rate	6.0%	5.5%	5.5%	5.4%	5.1%	4.7%	—	—
Taxable — other than mortgage-backed securities	760	894	487	607	1,104	3,296	7,148	7,373
Average interest rate	4.9%	3.8%	5.2%	5.1%	4.8%	5.1%	—	—
Mortgage-backed securities	522	352	335	310	549	1,316	3,384	3,418
Average interest rate	4.8%	4.8%	5.0%	5.0%	5.9%	5.0%	—	—
Total	$1,980	$2,098	$1,464	$1,676	$2,406	$11,885	$21,509	$22,447

Credit risk is the potential loss resulting from adverse changes in the issuer's ability to repay the debt obligation. We have consistently invested in high quality marketable securities. As a result, we believe that we have minimal credit quality risk. More than 70% of the taxable bonds in our portfolio are issued by the U.S. Treasury or U.S. government agencies or rated AA or better by Moody's or Standard and Poor's. Of the tax-exempt bonds, more than 90% are rated AA or better with about 70% rated AAA. Less than 2% of our bond portfolio is below investment grade. Our taxable bonds have an average maturity of five years, while our tax-exempt bonds mature on average in nine years.

Prepayment risk refers to the changes in prepayment patterns related to decreases and increases in interest rates that can either shorten or lengthen the expected timing of the principal repayments and thus the average life of a security, potentially reducing or increasing its effective yield. Such risk exists primarily within our portfolio of mortgage-backed securities. We monitor such risk regularly.

Mortgage-backed securities comprised 28% and 32% of our taxable bond portfolio at year-end 2004 and 2003, respectively. About 76% of our mortgage-backed securities holdings at December 31, 2004 related to residential mortgages consisting of government agency pass-through securities, government agency collateralized mortgage obligations (CMOs) and AAA rated non-agency CMOs backed by government agency collateral or single family home mortgages. The majority of the CMOs are actively traded in liquid markets and market value information is readily available from broker/dealers. An additional 12% of our mortgage-backed securities were call protected, AAA rated commercial mortgage-backed securities. The remaining mortgage-backed holdings were in investment grade commercial mortgage-backed securities.

Foreign currency risk is the sensitivity to foreign exchange rate fluctuations of the market value and investment income related to foreign currency denominated financial instruments. The functional currency of our foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. We reduce the risks relating to currency fluctuations by maintaining investments in those foreign currencies in which our property and casualty subsidiaries have loss reserves and other liabilities. Such investments have characteristics similar to our liabilities in those currencies. At December 31, 2004, the property and casualty subsidiaries held non-U.S. investments of $4.5 billion supporting their international operations. These investments have quality and maturity characteristics similar to our domestic portfolio. The principal currencies creating foreign exchange rate risk for the property and casualty subsidiaries are the British pound sterling, the Canadian dollar and the euro.

The following table provides information about those fixed maturity investments that are denominated in these currencies. The table presents cash flows of principal amounts in U.S. dollar equivalents by expected maturity dates at December 31, 2004. Actual cash flows could differ from the expected amounts.

	At December 31, 2004							
							Total	
	2005	2006	2007	2008	2009	Thereafter	Amortized Cost	Estimated Market Value
					(in millions)			
British pound sterling	$75	$ 58	$ 78	$165	$250	$548	$1,174	$1,186
Canadian dollar	73	186	122	168	147	355	1,051	1,091
Euro	38	51	97	99	223	479	987	1,031

Equity price risk is the potential loss in market value of our equity securities resulting from adverse changes in stock prices. In general, equities have more year-to-year price variability than intermediate term high grade bonds. However, returns over longer time frames have been consistently higher. Our publicly traded equity securities are high quality, diversified across industries and readily marketable. Our portfolio also includes alternative investments, primarily investment partnerships. These investments by their nature are less liquid and involve more risk than other investments. We actively manage our market risk by allocating a comparatively small amount of funds to alternative investments, performing extensive research prior to investing in a new investment and monitoring the performance of the entities in which we have invested. A hypothetical decrease of 10% in the market price of each of the equity securities held at December 31, 2004 and 2003 would have resulted in a decrease of $184 million and $151 million, respectively, in the fair value of the equity securities portfolio.

All of the above risks are monitored on an ongoing basis. A combination of in-house systems and proprietary models and externally licensed software are used to analyze individual securities as well as each portfolio. These tools provide the portfolio managers with information to assist them in the evaluation of the market risks of the portfolio.

Financial Products

The Corporation, through CFS's business, assumed exposure to credit risk through portfolio credit default swaps. In a typical portfolio credit default swap, the occurrence of certain defined credit events related to referenced entities within a specified portfolio will result in a deterioration of the subordination. When losses related to cumulative credit events exceed the subordination, the contract requires CFS to make payment to its counterparty. These obligations are guaranteed by the Corporation. As discussed in the Chubb Financial Solutions section of MD&A, we have exited this business and are running off CFS's remaining portfolio credit default swaps.

Valuation models are used to estimate the fair value of our obligation in each credit default swap. Within these models, credit spreads are a critical input used to estimate the probability of the occurrence of credit events. The fair value of a portfolio credit default swap is also a function of the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates.

The following table provides information about our portfolio credit default swaps by maturity, including the fair value of future obligations:

	At December 31, 2004						
	2005	2006	2007	2008	2009	There-after	Total
Notional exposure (in billions)	$ .3	$—	$—	$—	$5.4	$3.0	$8.7
Remaining subordination (in billions)	.1	—	—	—	4.5	.8	5.4
Fair value of future obligations (in millions)	—	—	—	—	9	5	14

	At December 31, 2003						
	2004	2005	2006	2007	2008	There-after	Total
Notional exposure (in billions)	$—	$3.3	$.3	$9.7	$—	$11.4	$24.7
Remaining subordination (in billions)	—	.1	.1	2.2	—	3.5	5.9
Fair value of future obligations (in millions)	—	3	—	14	—	29	46

CFS also assumed exposure to credit risk through the principal and interest guarantee entered into in 2003 that guarantees to the counterparty the payment of any principal or interest amount due and not paid with respect to a group of referenced securities. The notional exposure at December 31, 2004 under the guarantee was $1.9 billion. However, CFS's maximum potential payment obligation is limited to $500 million. At the inception of the agreement, CFS established a liability of $186 million for the estimated fair value of the guarantee, which remained unchanged at December 31, 2004.

Debt

We also have interest rate risk on our debt obligations. The following table provides information about our long term debt obligations and related interest rate swap at December 31, 2004. For debt obligations, the table presents expected cash flow of principal amounts and related weighted average interest rates by maturity date. For the interest rate swap, the table presents the notional amount and related average interest rates by maturity date.

	At December 31, 2004							
	2005	2006	2007	2008	2009	Thereafter	Total	Estimated Market Value
	(in millions)							
Long-term debt								
Expected cash flows of principal amounts	$301	$—	$676	$686	$ 1	$1,138	$2,802	$3,113
Average interest rate	6.2%	—	4.4%	2.8%	8.5%	6.4%		
Interest rate swap								
Notional amount	$ —	$—	$ —	$ —	$ —	$ 125	$ 125	$ 11
Variable pay rate						4.6%(a)		
Fixed receive rate						8.7%		

(a) 3 month LIBOR rate plus 204 basis points

Item 8. *Consolidated Financial Statements and Supplementary Data*

Consolidated financial statements of the Corporation at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the report thereon of our independent registered public accounting firm, and the Corporation's unaudited quarterly financial data for the two-year period ended December 31, 2004 are listed in Item 15(a) of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

As of December 31, 2004, an evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures was performed under the supervision and with the participation of the Corporation's management, including the chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Corporation's disclosure controls and procedures were effective as of the evaluation date.

During the three month period ended December 31, 2004, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting was designed under the supervision of and with the participation of the Corporation's management, including the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Corporation's consolidated financial statements. Their attestation report on management's assessment of the Corporation's internal control over financial reporting is shown on page 56.

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Chubb Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, management's assessment that The Chubb Corporation maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, based on our audit, The Chubb Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Chubb Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2004 and our report dated March 9, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

March 9, 2005

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

Information regarding the Corporation's Directors is incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders under the caption "Our Board of Directors." Information regarding the Corporation's executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant." Information regarding the Corporation's directors, executive officers and 10% beneficial owners is incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding the Corporation's Code of Ethics for CEO and Senior Financial Officers is included in Item 1 of this report under the caption "Business — General." Information regarding the Audit Committee of the Corporation's Board of Directors and its Audit Committee financial experts is incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders under the captions "Corporate Governance — Audit Committee" and "Committee Assignments."

Item 11. *Executive Compensation*

Incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, under the captions "Corporate Governance — Directors' Compensation" and "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions*

Incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, under the caption "Certain Transactions and Other Matters."

Item 14. *Principal Accountant Fees and Services*

Incorporated by reference from the Corporation's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, under the caption "Proposal 2: Ratification of Appointment of Independent Auditor."

PART IV.

Item 15. *Exhibits, Financial Statements, Schedules and Reports on Form 8-K*

(a) 1. **Financial statements and 2. Schedules**

The financial statements and schedules listed in the accompanying index to financial statements and financial statement schedules are filed as part of this report.

3. **Exhibits**

The exhibits listed in the accompanying index to exhibits are filed as part of this report.

(b) **Reports on Form 8-K**

The Registrant filed a current report on Form 8-K on October 15, 2004 furnishing under Item 7.01 information with respect to the impact of hurricanes in the third quarter.

The Registrant filed a current report on Form 8-K on October 25, 2004 furnishing under Item 7.01 information with respect to receipt of interrogatories and a subpoena seeking information as part of an investigation by the Connecticut Attorney General's office into possible violations of the antitrust laws.

The Registrant filed a current report on Form 8-K on October 26, 2004 furnishing under Item 2.02 information with respect to the issuance of a press release announcing its results for the quarter ended September 30, 2004 and the availability of its Supplementary Investor Information Report for the quarter ended September 30, 2004.

The Registrant filed a current report on Form 8-K on November 2, 2004 furnishing under Item 7.01 information with respect to receipt of an investigative demand seeking information as part of an investigation by the Ohio Attorney General's office into possible violations of the antitrust laws.

The Registrant filed a current report on Form 8-K on November 30, 2004 furnishing under Item 7.01 information with respect to ongoing investigations of market practices in the insurance industry.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CHUBB CORPORATION
(Registrant)

March 4, 2005

By /s/ JOHN D. FINNEGAN
(John D. Finnegan Chairman, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JOHN D. FINNEGAN (John D. Finnegan)	Chairman, President, Chief Executive Officer and Director	March 4, 2005
/s/ ZOË BAIRD (Zoë Baird)	Director	March 4, 2005
/s/ SHEILA P. BURKE (Sheila P. Burke)	Director	March 4, 2005
/s/ JAMES I. CASH, JR. (James I. Cash, Jr.)	Director	March 4, 2005
/s/ JOEL J. COHEN (Joel J. Cohen)	Director	March 4, 2005
/s/ JAMES M. CORNELIUS (James M. Cornelius)	Director	March 4, 2005
/s/ KLAUS J. MANGOLD (Klaus J. Mangold)	Director	March 4, 2005

Signature	Title	Date
/s/ David G. Scholey (David G. Scholey)	Director	March 4, 2005
/s/ Raymond G.H. Seitz (Raymond G.H. Seitz)	Director	March 4, 2005
/s/ Lawrence M. Small (Lawrence M. Small)	Director	March 4, 2005
/s/ Daniel E. Somers (Daniel E. Somers)	Director	March 4, 2005
/s/ Karen Hastie Williams (Karen Hastie Williams)	Director	March 4, 2005
/s/ Alfred W. Zollar (Alfred W. Zollar)	Director	March 4, 2005
/s/ Michael O'Reilly (Michael O'Reilly)	Vice Chairman and Chief Financial Officer	March 4, 2005
/s/ Henry B. Schram (Henry B. Schram)	Senior Vice President and Chief Accounting Officer	March 4, 2005

THE CHUBB CORPORATION

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(Item 15(a))

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ERNST & YOUNG LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited the accompanying consolidated balance sheets of The Chubb Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Chubb Corporation at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note (2) to the financial statements, in 2003 the Corporation changed their method of accounting for stock-based employee compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of The Chubb Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

March 9, 2005

Consolidated Statements of Income

	In Millions Years Ended December 31		
	2004	2003	2002
Revenues			
Premiums Earned	$11,635.7	$10,182.5	$8,085.3
Investment Income	1,256.0	1,118.3	997.3
Other Revenues	67.3	8.8	23.8
Realized Investment Gains	218.2	84.4	33.9
TOTAL REVENUES	13,177.2	11,394.0	9,140.3
Losses and Expenses			
Insurance Losses and Loss Expenses	7,320.9	6,867.2	6,064.6
Amortization of Deferred Policy Acquisition Costs	2,843.3	2,535.6	2,077.8
Other Insurance Operating Expenses	630.1	704.7	594.1
Investment Expenses	24.7	29.0	24.7
Other Operating Expenses	110.9	150.4	101.4
Corporate Expenses	179.1	173.5	109.3
TOTAL LOSSES AND EXPENSES	11,109.0	10,460.4	8,971.9
INCOME BEFORE FEDERAL AND FOREIGN INCOME TAX	2,068.2	933.6	168.4
Federal and Foreign Income Tax (Credit)	519.8	124.8	(54.5)
NET INCOME	$ 1,548.4	$ 808.8	$ 222.9
Net Income Per Share			
Basic	$ 8.15	$ 4.51	$ 1.31
Diluted	8.01	4.46	1.29

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Balance Sheets

	In Millions December 31	
	2004	2003
Assets		
Invested Assets		
Short Term Investments	$ 1,307.5	$ 2,695.9
Fixed Maturities		
Held-to-Maturity — Tax Exempt (market $338.3 and $502.2)	317.2	467.0
Available-for-Sale		
Tax Exempt (cost $13,522.6 and $10,509.7)	14,071.3	11,154.0
Taxable (cost $13,362.7 and $10,531.8)	13,620.8	10,790.7
Equity Securities (cost $1,687.3 and $1,381.4)	1,841.3	1,514.4
TOTAL INVESTED ASSETS	31,158.1	26,622.0
Cash	41.7	52.2
Securities Lending Collateral	1,853.9	704.8
Accrued Investment Income	350.0	286.8
Premiums Receivable	2,336.4	2,188.0
Reinsurance Recoverable on Unpaid Losses and Loss Expenses	3,483.2	3,426.6
Prepaid Reinsurance Premiums	328.3	391.0
Deferred Policy Acquisition Costs	1,434.7	1,343.4
Real Estate Assets	474.2	518.8
Investment in Partially Owned Company	346.2	312.3
Deferred Income Tax	533.5	641.4
Goodwill	467.4	467.4
Other Assets	1,452.7	1,405.9
TOTAL ASSETS	$44,260.3	$38,360.6
Liabilities		
Unpaid Losses and Loss Expenses	$20,291.9	$17,947.8
Unearned Premiums	6,355.9	5,939.4
Securities Lending Payable	1,853.9	704.8
Long Term Debt	2,813.7	2,813.9
Dividend Payable to Shareholders	75.0	67.7
Accrued Expenses and Other Liabilities	2,743.5	2,365.0
TOTAL LIABILITIES	34,133.9	29,838.6
Commitments and Contingent Liabilities (Notes 9 and 14)		
Shareholders' Equity		
Preferred Stock — Authorized 4,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 600,000,000 Shares; $1 Par Value; Issued 195,803,824 Shares	195.8	195.8
Paid-In Surplus	1,319.1	1,318.8
Retained Earnings	8,119.1	6,868.9
Accumulated Other Comprehensive Income		
Unrealized Appreciation of Investments, Net of Tax	624.5	673.6
Foreign Currency Translation Gains, Net of Tax	79.0	12.0
Receivable from Employee Stock Ownership Plan	—	(17.9)
Treasury Stock, at Cost — 3,127,282 and 7,840,448 Shares	(211.1)	(529.2)
TOTAL SHAREHOLDERS' EQUITY	10,126.4	8,522.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$44,260.3	$38,360.6

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Shareholders' Equity

	In Millions Years Ended December 31		
	2004	2003	2002
Preferred Stock			
Balance, Beginning and End of Year	$ —	$ —	$ —
Common Stock			
Balance, Beginning of Year	195.8	180.3	180.1
Common Stock Offering	—	15.5	—
Shares Issued Under Stock-Based Employee Compensation Plans	—	—	.2
Balance, End of Year	195.8	195.8	180.3
Paid-In Surplus			
Balance, Beginning of Year	1,318.8	445.4	527.0
Common Stock Offering	—	871.3	—
Issuance of Equity Units	—	(78.1)	(64.9)
Changes Related to Stock-Based Employee Compensation	.3	80.2	(16.7)
Balance, End of Year	1,319.1	1,318.8	445.4
Retained Earnings			
Balance, Beginning of Year	6,868.9	6,319.0	6,335.8
Net Income	1,548.4	808.8	222.9
Dividends Declared (per share $1.56, $1.44 and $1.40)	(298.2)	(258.9)	(239.7)
Balance, End of Year	8,119.1	6,868.9	6,319.0
Unrealized Appreciation of Investments			
Balance, Beginning of Year	673.6	585.5	252.6
Change During Year, Net of Tax	(49.1)	88.1	332.9
Balance, End of Year	624.5	673.6	585.5
Foreign Currency Translation Gains (Losses)			
Balance, Beginning of Year	12.0	(56.5)	(73.0)
Change During Year, Net of Tax	67.0	68.5	16.5
Balance, End of Year	79.0	12.0	(56.5)
Receivable from Employee Stock Ownership Plan			
Balance, Beginning of Year	(17.9)	(34.1)	(48.9)
Principal Repayments	17.9	16.2	14.8
Balance, End of Year	—	(17.9)	(34.1)
Treasury Stock, at Cost			
Balance, Beginning of Year	(529.2)	(613.9)	(681.8)
Repurchase of Shares		—	(99.4)
Shares Issued Under Stock-Based Employee Compensation Plans	318.1	84.7	167.3
Balance, End of Year	(211.1)	(529.2)	(613.9)
TOTAL SHAREHOLDERS' EQUITY	$10,126.4	$8,522.0	$6,825.7

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Cash Flows

	In Millions Years Ended December 31		
	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	$ 1,548.4	$ 808.8	$ 222.9
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Increase in Unpaid Losses and Loss Expenses, Net	2,287.5	1,879.6	1,631.9
Increase in Unearned Premiums, Net	417.2	885.4	962.0
Increase in Premiums Receivable	(148.4)	(147.4)	(347.8)
Increase in Deferred Policy Acquisition Costs	(76.6)	(168.3)	(212.5)
Deferred Income Tax (Credit)	85.0	(96.9)	(126.7)
Depreciation	105.6	108.0	103.1
Realized Investment Gains	(218.2)	(84.4)	(33.9)
Other, Net	88.1	179.0	16.7
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,088.6	3,363.8	2,215.7
Cash Flows from Investing Activities			
Proceeds from Sales of Fixed Maturities — Available-for-Sale	3,920.3	6,165.3	4,559.9
Proceeds from Maturities of Fixed Maturities	2,048.1	2,105.5	2,086.9
Proceeds from Sales of Equity Securities	779.7	501.0	387.3
Purchases of Fixed Maturities	(11,465.2)	(12,139.5)	(8,205.8)
Purchases of Equity Securities	(860.4)	(824.0)	(467.7)
Decrease (Increase) in Short Term Investments, Net	1,388.4	(939.2)	(799.9)
Increase (Decrease) in Net Payable from Security Transactions not Settled	126.6	(31.1)	45.1
Purchases of Property and Equipment, Net	(64.7)	(74.3)	(141.9)
Other, Net	(1.1)	3.2	9.1
NET CASH USED IN INVESTING ACTIVITIES	(4,128.3)	(5,233.1)	(2,527.0)
Cash Flows from Financing Activities			
Decrease in Short Term Debt, Net	—	—	(199.0)
Proceeds from Issuance of Long Term Debt	—	960.0	600.0
Repayment of Long Term Debt	(.4)	(100.4)	(7.9)
Increase in Funds Held under Deposit Contracts	44.2	347.2	168.6
Proceeds from Common Stock Offering	—	886.8	—
Proceeds from Issuance of Common Stock Under Incentive and Purchase Plans	258.4	43.8	106.0
Repurchase of Shares	—	—	(99.4)
Dividends Paid to Shareholders	(290.9)	(251.1)	(237.6)
Other, Net	17.9	(6.7)	(3.3)
NET CASH PROVIDED BY FINANCING ACTIVITIES	29.2	1,879.6	327.4
Net Increase (Decrease) in Cash	(10.5)	10.3	16.1
Cash at Beginning of Year	52.2	41.9	25.8
CASH AT END OF YEAR	$ 41.7	$ 52.2	$ 41.9

Consolidated Statements of Comprehensive Income

	2004	2003	2002
Net Income	$ 1,548.4	$ 808.8	$ 222.9
Other Comprehensive Income			
Change in Unrealized Appreciation of Investments, Net of Tax	(49.1)	88.1	332.9
Foreign Currency Translation Gains, Net of Tax	67.0	68.5	16.5
	17.9	156.6	349.4
COMPREHENSIVE INCOME	$ 1,566.3	$ 965.4	$ 572.3

See accompanying notes.

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The Chubb Corporation (Chubb) is a holding company with subsidiaries principally engaged in the property and casualty insurance business. The property and casualty insurance subsidiaries (the P&C Group) underwrite most lines of property and casualty insurance in the United States, Canada, Europe, Australia and parts of Latin America and Asia. The geographic distribution of property and casualty business in the United States is broad with a particularly strong market presence in the Northeast.

Chubb Financial Solutions (CFS) was organized in 2000 to develop and provide customized risk-financing services through both the capital and insurance markets. CFS's non-insurance business was primarily structured credit derivatives, principally as a counterparty in portfolio credit default swaps. In the second quarter of 2003, the Corporation implemented a plan to exit the credit derivatives business and is running off the financial products portfolio of CFS.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Chubb and its subsidiaries (collectively, the Corporation). Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete. Such estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the 2004 presentation.

(b) *Invested Assets*

Short term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates market value.

Fixed maturities, which include bonds and redeemable preferred stocks, are purchased to support the investment strategies of the Corporation. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturities that may be sold prior to maturity to support the investment strategies of the Corporation are classified as available-for-sale and carried at market value as of the balance sheet date. Those fixed maturities that the Corporation has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost.

Premiums and discounts arising from the purchase of mortgage-backed securities are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Equity securities include common stocks, non-redeemable preferred stocks and alternative investments, primarily investment partnerships. Common and non-redeemable preferred stocks are carried at market value as of the balance sheet date. Investment partnerships are carried at the Corporation's equity in the estimated fair value of the investments held by the partnerships.

Unrealized appreciation or depreciation of investments carried at market value is excluded from net income and credited or charged, net of applicable deferred income tax, directly to a separate component of comprehensive income. Changes in the Corporation's equity in the investment partnerships are included in income as realized investment gains or losses.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income. When the market value of any investment is lower than its cost, an assessment is made to determine if the decline is other than temporary. If the decline is deemed to be other than temporary, the investment is written down to market value and the amount of the writedown is charged to income as a realized investment loss. The market value of the investment becomes its new cost basis.

The P&C Group engages in a securities lending program whereby certain securities from their portfolios are loaned to other institutions for short periods of time. Cash collateral obtained from the borrower, equal to the market value of the loaned securities plus accrued interest, is deposited with a lending agent and invested by the lending agent in accordance with the Corporation's guidelines to generate additional income, which the P&C Group shares with the lending agent. The P&C Group maintains full ownership rights to the securities loaned and continues to earn interest on them. Accordingly, such securities are included in invested assets. The securities lending collateral is recognized as an asset with a corresponding liability for the obligation to return the collateral.

(c) *Premium Revenues and Related Expenses*

Insurance premiums are earned on a monthly pro rata basis over the terms of the policies and include estimates of audit premiums and premiums on retrospectively rated policies. Assumed reinsurance premiums are earned over the terms of the reinsurance contracts. Unearned premiums represent the portion of direct and assumed premiums written applicable to the unexpired terms of the insurance policies and reinsurance contracts in force.

Ceded reinsurance premiums are charged to income over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs that vary with and are primarily related to the production of business are deferred and amortized over the period in which the related premiums are earned. Such costs include commissions, premium taxes and certain other underwriting and policy issuance costs. Commissions received related to reinsurance premiums ceded are considered in determining net acquisition costs eligible for deferral. Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts. Anticipated investment income is considered in the determination of the recoverability of deferred policy acquisition costs.

(d) *Unpaid Losses and Loss Expenses*

Unpaid losses and loss expenses (also referred to as loss reserves) include the accumulation of individual case estimates for reported claims as well as estimates of incurred but not reported claims and estimates of loss settlement expenses, less estimates of anticipated salvage and subrogation recoveries. Loss reserves are not discounted.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of gross loss reserves that will be recovered from reinsurers. Amounts recoverable from reinsurers are recognized as assets at the same time as and in a manner consistent with the gross losses associated with the reinsured policies. A provision for estimated uncollectible reinsurance is recorded based on an evaluation of balances due from reinsurers and other available information.

Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Such estimates are continually reviewed and updated. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

(e) *Financial Products*

Credit derivatives, principally portfolio credit default swaps, are carried at estimated fair value as of the balance sheet date. Changes in fair value are recognized in income in the period of the change and are included in other revenues.

A liability for the estimated fair value of a principal and interest guarantee was recognized at the inception of the guarantee contract. Due to the nature of the guarantee, the liability will be reduced only upon either expiration or settlement of the guarantee.

Assets and liabilities related to the credit derivatives and the guarantee are included in other assets and other liabilities.

(f) *Real Estate*

Real estate properties are carried at cost less accumulated depreciation and any writedowns for impairment. Real estate taxes, interest and other carrying costs incurred prior to completion of the assets for their intended use are capitalized. Also, costs incurred during the initial leasing of income producing properties are capitalized until the project is substantially complete, subject to a maximum time period subsequent to completion of major construction activity.

Real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. In performing the review for recoverability of carrying value, estimates are made of the future undiscounted cash flows from each of the properties during the period the property will be held and upon its eventual disposition. If the expected future undiscounted cash flows are less than the carrying value of any property, an impairment loss is recognized, resulting in a writedown of the carrying value of the property. Measurement of such impairment is based on the fair value of the property.

Rental revenues are recognized on a straight-line basis over the term of the lease. Profits on land, residential unit and commercial building sales are recognized at closing, subject to compliance with applicable accounting guidelines.

(g) *Investment in Partially Owned Company*

Investment in partially owned company includes the Corporation's 19% interest in a corporate joint venture, Allied World Assurance Holdings, Ltd. The equity method of accounting is used for this investment.

(h) *Goodwill*

Goodwill represents the excess of the purchase price over the fair value of net assets of subsidiaries acquired. Goodwill is tested at least annually for impairment.

(i) Property and Equipment

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(j) Income Taxes

Chubb and its domestic subsidiaries file a consolidated federal income tax return.

Deferred income tax assets and liabilities are recognized for the expected future tax effects attributable to temporary differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax rates and other provisions of tax law. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Corporation does not consider the earnings of its foreign subsidiaries to be permanently reinvested. Accordingly, U.S. federal income taxes are accrued on undistributed earnings of foreign subsidiaries.

(k) Stock-Based Employee Compensation

Prior to 2003, the intrinsic value method of accounting was used for stock-based employee compensation plans. Under the intrinsic value method, compensation cost was measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. Effective January 1, 2003, the Corporation adopted the fair value method of accounting for stock-based employee compensation plans (see Note (2)).

(l) Foreign Exchange

Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated into U.S. dollars using the average exchange rates during the year.

The functional currency of foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. Translation gains and losses, net of applicable income tax, are excluded from net income and are credited or charged directly to a separate component of comprehensive income.

(m) Cash Flow Information

In the statement of cash flows, short term investments are not considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances was immaterial.

(n) Accounting Pronouncements Not Yet Adopted

In March 2004, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF Issue No. 03-1 provides application guidance to be used to determine when an investment is impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.

In September, the Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) that would provide implementation guidance with respect to EITF Issue No. 03-1. Also, in September, the FASB issued FSP 03-1-1, which delays the effective date for the measurement and recognition guidance contained in EITF Issue No. 03-1 until the FASB issues a final FSP that provides implementation guidance.

Pending the issuance of final implementation guidance by the FASB, management is unable to determine the effect, if any, that the implementation of EITF Issue No. 03-1 would have on the Corporation's results of operations. However, since almost all of the Corporation's invested assets are already carried at fair value, the implementation of EITF Issue No. 03-1 would not have a significant effect on the Corporation's shareholders' equity.

(2) Adoption of New Accounting Pronouncements

Effective January 1, 2003, the Corporation adopted the fair value method of accounting for stock-based employee compensation plans, which is the method of accounting defined in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Corporation has elected to use the modified prospective method of transition, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 15, 1994. Prior period financial statements were not restated.

The following information illustrates the pro forma effect on net income and earnings per share as if the fair value method of accounting for stock-based employee compensation had been applied retroactively to financial statements for periods prior to 2003.

	Years Ended December 31		
	2004	2003	2002
	(in millions, except per share amounts)		
Net income, as reported	$1,548.4	$808.8	$222.9
Add: stock-based employee compensation expense included in reported net income, net of tax	47.5	59.1	14.5
Deduct: stock-based employee compensation expense determined under the fair value method, net of tax	(47.5)	(59.1)	(69.0)
Pro forma net income	$1,548.4	$808.8	$168.4
Earnings per share			
Basic, as reported	$ 8.15	$ 4.51	$ 1.31
Basic, pro forma	8.15	4.51	.99
Diluted, as reported	8.01	4.46	1.29
Diluted, pro forma	8.01	4.46	.97

The weighted average fair value of stock options granted during 2004, 2003 and 2002 was $15.00, $9.71 and $19.11, respectively. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2004	2003	2002
Risk-free interest rate	3.4%	2.9%	4.7%
Expected volatility	25.9%	28.0%	27.1%
Dividend yield	2.2%	3.1%	2.0%
Expected average term (in years)	4.2	5.5	5.5

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which revised SFAS No. 123. SFAS No. 123(R) requires companies to adopt the fair value method of accounting for stock based employee compensation plans. The provisions of SFAS No. 123(R) are effective for the Corporation for the quarter beginning July 1, 2005. The fair value method of accounting for stock-based employee compensation plans defined in SFAS No. 123(R) is similar in most respects to the fair value method defined in SFAS No. 123. Since the Corporation has already adopted the fair value method of accounting for stock based employee compensation plans, the adoption of SFAS No. 123(R) is not expected to have a significant effect on the Corporations's financial position or results of operations.

(3) Reinsurance

In the ordinary course of business, the P&C Group assumes and cedes reinsurance with other insurers or reinsurers. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or catastrophic events.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of these arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance contracts. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis.

Premiums earned and insurance losses and loss expenses are reported net of reinsurance in the consolidated statements of income.

The effect of reinsurance on the premiums written and earned of the P&C Group was as follows:

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Direct premiums written	$ 12,001.3	$11,337.7	$ 9,799.3
Reinsurance assumed	1,397.7	1,266.0	806.1
Reinsurance ceded	(1,346.1)	(1,535.8)	(1,558.1)
Net premiums written	$ 12,052.9	$11,067.9	$ 9,047.3
Direct premiums earned	$ 11,663.8	$10,720.0	$ 8,743.8
Reinsurance assumed	1,367.7	1,094.4	761.8
Reinsurance ceded	(1,395.8)	(1,631.9)	(1,420.3)
Net premiums earned	$ 11,635.7	$10,182.5	$ 8,085.3

Reinsurance recoveries by the P&C Group that have been deducted from insurance losses and loss expenses were $803.0 million, $767.0 million and $1,216.1 million in 2004, 2003 and 2002, respectively.

(4) Invested Assets and Related Income

(a) The amortized cost and estimated market value of fixed maturities were as follows:

	December 31							
	2004				2003			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value
	(in millions)							
Held-to-maturity — Tax exempt	$ 317.2	$ 21.1	$ —	$ 338.3	$ 467.0	$ 35.3	$ .1	$ 502.2
Available-for-sale								
Tax exempt	13,522.6	570.2	21.5	14,071.3	10,509.7	660.2	15.9	11,154.0
Taxable								
U.S. Government and government agency and authority obligations	2,804.7	13.6	13.6	2,804.7	2,041.7	29.6	6.3	2,065.0
Corporate bonds	2,437.9	107.3	11.4	2,533.8	1,970.1	140.5	6.0	2,104.6
Foreign bonds	4,353.6	125.8	7.2	4,472.2	3,080.5	87.9	21.0	3,147.4
Mortgage-backed securities	3,711.3	71.6	28.6	3,754.3	3,384.5	66.3	32.7	3,418.1
Redeemable preferred stocks	55.2	.7	.1	55.8	55.0	.6	—	55.6
	13,362.7	319.0	60.9	13,620.8	10,531.8	324.9	66.0	10,790.7
Total available-for-sale	26,885.3	889.2	82.4	27,692.1	21,041.5	985.1	81.9	21,944.7
Total fixed maturities	$27,202.5	$910.3	$82.4	$28,030.4	$21,508.5	$1,020.4	$82.0	$22,446.9

The amortized cost and estimated market value of fixed maturities at December 31, 2004 by contractual maturity were as follows:

	Amortized Cost	Estimated Market Value
	(in millions)	
Held-to-maturity		
Due in one year or less	$ 63.0	$ 64.1
Due after one year through five years	180.8	191.0
Due after five years through ten years	47.7	54.1
Due after ten years	25.7	29.1
	$ 317.2	$ 338.3
Available-for-sale		
Due in one year or less	$ 859.8	$ 867.4
Due after one year through five years	6,532.2	6,683.6
Due after five years through ten years	8,263.0	8,609.4
Due after ten years	7,519.0	7,777.4
	23,174.0	23,937.8
Mortgage-backed securities	3,711.3	3,754.3
	$26,885.3	$27,692.1

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(b) The components of unrealized appreciation or depreciation of investments carried at market value were as follows:

	December 31	
	2004	2003
	(in millions)	
Equity securities		
Gross unrealized appreciation	$162.5	$ 141.0
Gross unrealized depreciation	8.5	8.0
	154.0	133.0
Fixed maturities		
Gross unrealized appreciation	889.2	985.1
Gross unrealized depreciation	82.4	81.9
	806.8	903.2
	960.8	1,036.2
Deferred income tax liability	336.3	362.6
	$624.5	$ 673.6

At December 31, 2004 and 2003, equity securities and fixed maturities with an aggregate market value of $1,685.3 million and $228.7 million, respectively, had been in an unrealized loss position for a period greater than 12 months and the aggregate amount of unrealized depreciation on such invested assets was $36.2 million and $11.7 million, respectively.

The change in unrealized appreciation or depreciation of investments carried at market value was as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Change in unrealized appreciation or depreciation of equity securities	$ 21.0	$139.1	$ 41.4
Change in unrealized appreciation of fixed maturities	(96.4)	(3.7)	470.7
	(75.4)	135.4	512.1
Deferred income tax (credit)	(26.3)	47.3	179.2
	$(49.1)	$ 88.1	$332.9

The unrealized appreciation of fixed maturities carried at amortized cost is not reflected in the financial statements. The change in unrealized appreciation of fixed maturities carried at amortized cost was a decrease of $14.1 million, $20.6 million and $8.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(c) The sources of net investment income were as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Fixed maturities	$1,155.5	$1,003.0	$943.3
Equity securities	50.0	36.2	14.4
Short term investments	44.3	71.3	36.8
Other	6.2	7.8	2.8
Gross investment income	1,256.0	1,118.3	997.3
Investment expenses	24.7	29.0	24.7
	$1,231.3	$1,089.3	$972.6

(d) Realized investment gains and losses were as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Fixed maturities			
Gross realized gains	$ 97.1	$131.9	$125.0
Gross realized losses	(72.5)	(65.5)	(62.9)
Other than temporary impairments	(.2)	(42.1)	(45.7)
	24.4	24.3	16.4
Equity securities			
Gross realized gains	336.2	159.8	122.7
Gross realized losses	(111.0)	(85.2)	(37.8)
Other than temporary impairments	—	(14.5)	(67.4)
	225.2	60.1	17.5
Sale of The Chubb Institute	(31.4)	—	—
Realized investment gains	218.2	84.4	33.9
Income tax	72.2	29.5	11.9
	$ 146.0	$ 54.9	$ 22.0

In September 2004, the Corporation sold The Chubb Institute, Inc., its post secondary educational subsidiary.

(5) Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged against income were as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Balance, beginning of year	$1,343.4	$ 1,150.0	$ 928.8
Costs deferred during year			
Commissions and brokerage	1,634.5	1,491.6	1,236.1
Premium taxes and assessments	256.3	239.1	203.8
Salaries and operating costs	1,029.1	973.2	850.4
	2,919.9	2,703.9	2,290.3
Increase due to foreign exchange	14.7	25.1	8.7
Amortization during year	(2,843.3)	(2,535.6)	(2,077.8)
Balance, end of year	$1,434.7	$ 1,343.4	$ 1,150.0

(6) Real Estate

The components of real estate assets were as follows:

	December 31	
	2004	2003
	(in millions)	
Mortgages and notes receivable	$ 19.7	$ 18.0
Income producing properties	157.9	183.4
Construction in progress	28.6	32.2
Land under development and unimproved land	268.0	285.2
	$474.2	$518.8

Depreciation expense related to income producing properties was $5.9 million, $4.1 million and $4.5 million for 2004, 2003 and 2002, respectively.

(7) Property and Equipment

Property and equipment included in other assets were as follows:

	December 31	
	2004	2003
	(in millions)	
Cost	$840.9	$852.0
Accumulated depreciation	411.6	393.5
	$429.3	$458.5

Depreciation expense related to property and equipment was $99.7 million, $103.9 million and $98.6 million for 2004, 2003 and 2002, respectively.

(8) Debt and Credit Arrangements

(a) Long term debt consisted of the following:

	December 31 2004	December 31 2003
	(in millions)	
Mortgages	$ 42.3	$ 42.7
6.15% notes due August 15, 2005	300.0	300.0
4% notes due November 16, 2007	600.0	600.0
7⅛% notes due December 15, 2007	75.0	75.0
3.95% notes due April 1, 2008	225.0	225.0
2.25% notes due August 16, 2008	460.0	460.0
6% notes due November 15, 2011	400.0	400.0
5.2% notes due April 1, 2013	275.0	275.0
6.6% debentures due August 15, 2018	100.0	100.0
8.675% capital securities due February 1, 2027	125.0	125.0
6.8% debentures due November 15, 2031	200.0	200.0
	2,802.3	2,802.7
Fair value of interest rate swap	11.4	11.2
	$2,813.7	$2,813.9

The mortgages are obligations of Bellemead Development Corporation, a wholly owned subsidiary of Chubb, and are payable in varying amounts monthly through 2010. At December 31, 2004, the interest rate for the mortgages payable approximated 8.5%.

The Corporation filed a shelf registration statement which the Securities and Exchange Commission declared effective in June 2003, under which up to $2.5 billion of various types of securities may be issued. At December 31, 2004, approximately $650 million remained under the shelf.

In June 2003, Chubb issued $460 million of unsecured 2.25% senior notes due August 16, 2008 and 18.4 million purchase contracts to purchase the Corporation's common stock. The notes and purchase contracts were issued together in the form of 7% equity units. Each equity unit initially represents one purchase contract and $25 principal amount of senior notes. The notes are pledged by the holders to secure their obligations under the purchase contracts. Chubb will make quarterly interest payments to the holders of the notes initially at a rate of 2.25% per year.

In November 2002, Chubb issued $600 million of unsecured 4% senior notes due November 16, 2007 and 24 million mandatorily exercisable warrants to purchase the Corporation's common stock. The notes and warrants were issued together in the form of 7% equity units. Each equity unit initially represents one warrant and $25 principal amount of senior notes. The notes are pledged by the holders to secure their obligations under the warrants. Chubb will make quarterly interest payments to the holders of the notes initially at a rate of 4% per year.

The 2.25% notes and the 4% notes will be remarketed in May 2006 and August 2005, respectively. At the time the respective notes are remarketed, the remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract or warrant. If the notes are not successfully remarketed, the Corporation will exercise its rights as a secured party to obtain and extinguish the notes and deliver its common stock to the holders pursuant to the purchase contracts or warrants. The purchase contracts and warrants are further described in Note (18)(c).

The 6.15% notes, the 3.95% notes, the 6% notes, the 5.2% notes, the 6.6% debentures and the 6.8% debentures are all unsecured obligations of Chubb.

The 7⅛% notes are obligations of Chubb Executive Risk Inc., a wholly owned subsidiary, and are fully and unconditionally guaranteed by Chubb.

Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125 million of 8.675% capital securities. The Trust in turn used the proceeds from the issuance of the capital securities to acquire $125 million of Chubb Executive Risk 8.675% junior subordinated deferrable interest debentures due February 1, 2027. The sole assets of the Trust are the debentures. The debentures and the related income effects are eliminated in the consolidated financial statements. The capital securities are subject to mandatory redemption on February 1, 2027, upon repayment of the debentures. The capital securities are also subject to mandatory redemption in certain other specified circumstances beginning in 2007 at a redemption price that includes a make whole premium through 2017 and at par thereafter. Chubb Executive Risk has the right, at any time, to defer payments of interest on the debentures and hence distributions on the capital securities for a period not exceeding ten consecutive semi-annual periods up to the maturity dates of the respective securities. During any such period, interest will continue to accrue and Chubb Executive Risk may not declare or pay any dividends. The capital securities are unconditionally and on a subordinated basis guaranteed by Chubb.

Chubb is a party to a cancelable interest rate swap agreement with a notional amount of $125 million that replaces the fixed rate of the capital securities with the 3-month LIBOR rate plus 204 basis points. The swap agreement provides only for the exchange of interest on the notional amount. The interest rate swap matures in February 2027. The fair value of the swap is included in other assets, offset by a corresponding increase to long term debt.

The amounts of long term debt due annually during the five years subsequent to December 31, 2004 are as follows:

Years Ending December 31	Mortgages	Notes	Total
		(in millions)	
2005	$.6	$300.0	$300.6
2006	.6	—	.6
2007	.7	675.0	675.7
2008	.7	685.0	685.7
2009	.8	—	.8

(b) Interest costs of $138.7 million, $130.1 million and $83.8 million were incurred in 2004, 2003 and 2002, respectively. Interest paid was $135.6 million, $122.2 million and $85.0 million in 2004, 2003 and 2002, respectively.

(c) The Corporation has two credit agreements with a group of banks that provide for unsecured borrowings of up to $500 million in the aggregate. The $250 million short term revolving credit facility, which was to have terminated on June 24, 2004, was extended to June 22, 2005, and may be renewed or replaced. The $250 million medium term revolving credit facility terminates on June 28, 2007. On the respective termination dates for these agreements, any loans then outstanding become payable. There have been no borrowings under these agreements. Various interest rate options are available to the Corporation, all of which are based on market interest rates. The Corporation pays a fee to have these credit facilities available. Unused credit facilities are available for general corporate purposes and to support the commercial paper borrowing arrangement of Chubb Capital Corporation, a wholly owned subsidiary of Chubb.

(9) Unpaid Losses and Loss Expenses

The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective judgments as to the P&C Group's ultimate exposure to losses are an integral component of the loss reserving process.

Most of the P&C Group's loss reserves relate to long tail liability classes of business. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement can vary.

There are numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves. Among these factors are changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs; changes in the judicial environment regarding the interpretation of policy provisions relating to the determination of coverage; changes in the general attitude of juries in the determination of liability and damages; legislative changes including the impact of the Class Action Fairness Act of 2005; changes in the medical condition of claimants; changes in the estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements; and changes in the P&C Group's underwriting standards and/or claim handling procedures.

In addition, the uncertain effects of emerging or potential claims and coverage issues must be taken into consideration. These issues can have a negative effect on loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. As a result of such issues, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have become increasingly unpredictable, further complicating the already complex loss reserving process.

The future impact of the various factors that contribute to the uncertainty in the loss reserving process and of emerging or potential claims and coverage issues is extremely hard to predict and cannot be quantified.

The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance companies over many years and increases their exposure to liability.

The plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though a vast majority of the new claimants do not show any signs of asbestos-related disease. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. It is expected that the P&C Group will continue to receive a significant number of new asbestos claims for at least the next several years.

To date, approximately 75 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos liabilities. In the past, bankruptcies generally were filed by companies with no financial alternative. A recent disturbing development is an increase in prepackaged bankruptcies, which are designed to circumvent the normal bankruptcy process. A prepackaged bankruptcy involves a pre-filing agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are not given the opportunity to participate in the negotiations. Prepackaged bankruptcies also accelerate payments by insurers compared with the tort system. The P&C Group is actively engaged, as part of industry coalitions, in challenging these prepackaged bankruptcies where appropriate. A few recent federal court decisions have expressed skepticism about the propriety of this device.

The P&C Group's most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of asbestos products. The P&C Group wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

The P&C Group's other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for larger awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's liability. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure for insurers. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Therefore, the future impact of such efforts on insurers is uncertain.

In establishing asbestos reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to a variety of factors including the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below excess liability policies; potential bankruptcy impact; and applicable coverage defenses, including asbestos exclusions.

Significant uncertainty remains as to the ultimate liability of the P&C Group relating to asbestos related claims. This uncertainty is due to several factors including the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims; the increase in the volume of claims by unimpaired plaintiffs; claims filed under the non-aggregate premises or operations section of general liability policies; the number of insureds seeking bankruptcy protection and the impact of prepackaged bankruptcies; diverging legal interpretations; and the possibility, however remote, of federal legislation that would address the asbestos problem.

Toxic waste claims relate primarily to pollution and related cleanup costs. The P&C Group's insureds have two potential areas of exposure, hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a hazardous waste site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating the P&C Group's liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. In a few states, cases have been brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resources claims have been filed and they are being vigorously defended. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing toxic waste reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to the probable liability, available insurance coverage, past settlement values of similar exposures as well as facts that are unique to each insured.

Insurance losses and loss expenses of the P&C Group included $75 million, $250 million and $741 million in 2004, 2003 and 2002, respectively, related to asbestos and toxic waste claims.

A reconciliation of the beginning and ending liability for unpaid losses and loss expenses, net of reinsurance recoverable, and a reconciliation of the net liability to the corresponding liability on a gross basis is as follows:

	2004	2003	2002
		(in millions)	
Gross liability, beginning of year	$17,947.8	$16,713.1	$15,514.9
Reinsurance recoverable, beginning of year	3,426.6	4,071.5	4,505.2
Net liability, beginning of year	14,521.2	12,641.6	11,009.7
Net incurred losses and loss expenses related to			
Current year	6,994.0	6,469.9	5,274.9
Prior years	326.9	397.3	789.7
	7,320.9	6,867.2	6,064.6
Net payments for losses and loss expenses related to			
Current year	1,691.4	1,588.8	1,348.2
Prior years	3,342.0	3,398.8	3,084.5
	5,033.4	4,987.6	4,432.7
Net liability, end of year	16,808.7	14,521.2	12,641.6
Reinsurance recoverable, end of year	3,483.2	3,426.6	4,071.5
Gross liability, end of year	$20,291.9	$17,947.8	$16,713.1

The gross liability for unpaid losses and loss expenses and reinsurance recoverable included $700.5 million and $582.1 million, respectively, at December 31, 2004, $999.3 million and $748.2 million, respectively, at December 31, 2003, and $2,062.6 million and $1,557.9 million, respectively, at December 31, 2002 related to the September 11, 2001 attack.

Because loss reserve estimates are subject to the outcome of future events, changes in estimates are unavoidable given that loss trends vary and time is required for changes in trends to be recognized and confirmed. During 2004, the P&C Group experienced overall unfavorable development of $326.9 million on net unpaid losses and loss expenses established as of the previous year end. This compares with unfavorable one year development of $397.3 million in 2003 and $789.7 million in 2002. Such adverse development was reflected in operating results in these respective years.

The net unfavorable development of $326.9 million in 2004 was the result of various positive and negative factors. Unfavorable development of about $415 million was experienced in the executive protection classes, principally directors and officers liability and errors and omissions liability, resulting from adverse loss trends in accident years 1998 through 2002 due in large part to claims related to corporate failures and allegations of management misconduct and accounting irregularities, especially those involving investment banks and other financial institutions. Unfavorable development of about $185 million was experienced related to accident years prior to 1994, due largely to strengthening of loss reserves for asbestos and other liability claims. Unfavorable development of about $50 million was experienced in the workers' compensation class due primarily to higher average severity of the medical portion of these claims. Favorable development of about $270 million was experienced related to the 2003 accident year, due in large part to an unusually low amount of late reported homeowners and commercial property losses. Favorable development of $80 million was experienced due to a reduction in net loss reserves related to the September 11 attack.

The unfavorable development in 2003 was due primarily to two factors. First, asbestos loss reserves were strengthened by $250 million. Second, unfavorable development of about $140 million was experienced in the executive protection classes, principally directors and officers liability and errors and omissions liability, as adverse loss trends in recent accident years more than offset favorable loss experience in older accident years.

The unfavorable development in 2002 was due primarily to strengthening of asbestos and toxic waste loss reserves by $741 million during the year. In addition, unfavorable development of about $100 million was experienced in the homeowners class due to an increase in the severity of water damage and related mold claims. In the executive protection classes, adverse loss trends in the more recent accident years more than offset favorable loss experience in older accident years, resulting in unfavorable development of about $50 million during the year. Favorable development of $88 million was experienced due to a reduction in net surety loss reserves resulting from the settlement of litigation related to Enron Corp.

Management believes that the aggregate loss reserves of the P&C Group at December 31, 2004 were adequate to cover claims for losses that had occurred, including both those known and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos claims and, to a lesser extent, toxic waste claims, it is possible that management's estimate of the ultimate liability for losses that occurred as of December 31, 2004 may increase in future periods. Such increases in estimates could have a material adverse effect on the Corporation's future operating results. However, management does not expect that any such increases would have a material effect on the Corporation's consolidated financial condition.

(10) Federal and Foreign Income Tax

(a) Income tax expense (credit) consisted of the following components:

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Current tax			
United States	$337.6	$170.7	$ 32.4
Foreign	97.2	51.0	39.8
Deferred tax expense (credit), principally United States	85.0	(96.9)	(126.7)
	$519.8	$124.8	$ (54.5)

Federal and foreign income taxes paid were $377.7 million, $133.9 million and $38.5 million in 2004, 2003 and 2002, respectively.

(b) The effective income tax rate is different than the statutory federal corporate tax rate. The reasons for the different effective tax rate were as follows:

	Years Ended December 31					
	2004		2003		2002	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
			(in millions)			
Income before federal and foreign income tax	$2,068.2		$ 933.6		$ 168.4	
Tax at statutory federal income tax rate	$ 723.9	35.0%	$ 326.7	35.0%	$ 58.9	35.0%
Tax exempt interest income	(174.0)	(8.4)	(150.1)	(16.1)	(150.8)	(89.5)
Valuation allowance	—	—	(40.0)	(4.3)	40.0	23.7
Other, net	(30.1)	(1.5)	(11.8)	(1.2)	(2.6)	(1.6)
Actual tax (credit)	$ 519.8	25.1%	$ 124.8	13.4%	$ (54.5)	(32.4)%

Deferred income tax assets are established related to the expected future U.S. tax benefit of losses and foreign taxes incurred by the Corporation's foreign subsidiaries. Realization of these deferred tax assets depends on the ability to generate sufficient taxable income in future periods in the appropriate taxing jurisdictions. A valuation allowance of $40.0 million was established at December 31, 2002 to reflect management's assessment that the realization of a portion of the deferred tax assets was uncertain due to the inability of a foreign subsidiary to generate sufficient taxable income in the near term. This foreign subsidiary was profitable in 2003, which reduced the deferred tax assets related to the expected future U.S. tax benefit of losses incurred by the subsidiary. Accordingly, the valuation allowance was eliminated at December 31, 2003.

(c) The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31	
	2004	2003
	(in millions)	
Deferred income tax assets		
Unpaid losses and loss expenses	$ 670.9	$ 602.5
Unearned premiums	361.9	336.8
Postretirement benefits	40.7	46.4
Alternative minimum tax credit carryforward	59.5	192.5
Foreign tax credits and operating loss carryforwards	306.8	277.4
Other, net	92.0	141.5
Total	1,531.8	1,597.1
Deferred income tax liabilities		
Deferred policy acquisition costs	435.5	408.1
Unremitted earnings of foreign subsidiaries	203.2	149.2
Real estate assets	23.3	35.8
Unrealized appreciation of investments	336.3	362.6
Total	998.3	955.7
Net deferred income tax asset	$ 533.5	$ 641.4

Although realization of deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance was recorded at December 31, 2004 or 2003.

(11) Stock-Based Employee Compensation Plans

(a) In 2004, the Corporation adopted the Long-Term Stock Incentive Plan (2004), which succeeded the Long-Term Stock Incentive Plan (2000). The Long-Term Stock Incentive Plan (2004), which is similar to the 2000 plan, provides for the granting of restricted stock units, restricted stock, performance shares, stock options, and other stock-based awards to key employees. The maximum number of shares of the Corporation's common stock in respect to which stock-based awards may be granted under the 2004 Plan is 5,800,000 newly authorized shares, plus any shares remaining available for issuance under the 2000 Plan. At December 31, 2004, 6,842,000 shares were available for grant under the 2004 Plan.

During 2004, the Corporation changed the emphasis of its equity compensation program from stock options to other equity awards.

Restricted stock unit awards are payable in cash, in shares of the Corporation's common stock, or in a combination of both. Restricted stock unit awards are not considered to be outstanding shares of common stock, have no voting rights and are subject to forfeiture during the restriction period. Holders of restricted stock unit awards may receive dividend equivalents. Restricted stock awards consist of shares of the Corporation's common stock granted at no cost to the employees. Shares of restricted stock become outstanding when granted, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions that prevent their sale or transfer during the restriction period. Performance share awards are based on the achievement of performance goals over performance cycle periods. Performance share awards are payable in cash, in shares of the Corporation's common stock or in a combination of both.

Stock options are granted at exercise prices not less than the fair market value of the Corporation's common stock on the date of grant. The terms and conditions upon which options become exercisable may vary among grants. Options expire no later than ten years from the date of grant.

Prior to 2003, the Corporation used the intrinsic value method of accounting for stock-based employee compensation, under which compensation cost was measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. Effective January 1, 2003, the Corporation adopted the fair value method of accounting for stock-based employee compensation using the modified prospective method of transition (see Note (2)).

An amount equal to the fair market value at the date of grant of restricted stock unit awards, restricted stock awards, and performance share awards is expensed over the vesting period. The Corporation granted restricted stock unit awards, restricted stock awards and performance share awards with respect to 1,204,025 shares in 2004, 301,037 shares in 2003 and 438,918 shares in 2002. The weighted average fair market value per share of such awards was $68.41, $48.58 and $68.29 in 2004, 2003 and 2002, respectively. The aggregate amount charged against income with respect to these awards was $35.0 million, $17.8 million and $21.6 million in 2004, 2003 and 2002, respectively.

Compensation cost was generally not recognized prior to 2003 for stock options granted since the exercise price of such grants was not less than the market price of the underlying stock on the date of grant. However, compensation cost was recognized for certain options that were modified subsequent to their grant. Under the fair value method of accounting for stock-based employee compensation, an amount equal to the fair market value of stock options at the date of grant is expensed over the period that such options become exercisable. The amount charged against income with respect to stock options was $29.0 million, $56.0 million and $0.6 million in 2004, 2003 and 2002, respectively.

Additional information with respect to stock options is as follows:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	22,032,594	$60.87	19,855,186	$63.51	18,376,304	$59.66
Granted	179,579	71.73	4,326,225	46.90	4,371,066	73.63
Exercised	(3,994,258)	52.60	(1,031,414)	47.65	(2,276,529)	49.63
Forfeited	(476,617)	68.12	(1,117,403)	65.88	(615,655)	71.91
Outstanding, end of year	17,741,298	62.65	22,032,594	60.87	19,855,186	63.51
Exercisable, end of year	15,650,019	64.57	16,176,926	63.01	14,449,000	60.21

	December 31, 2004				
	Options Outstanding			Options Exercisable	
Range of Option Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 3.95 — $48.75	5,454,790	$46.55	6.2	3,658,047	$46.79
49.75 — 71.00	6,955,182	64.47	4.7	6,660,646	64.60
71.09 — 92.10	5,331,326	76.74	5.2	5,331,326	76.74
	17,741,298	62.65	5.3	15,650,019	64.57

(b) The Corporation has a Stock Purchase Plan under which substantially all employees are eligible to purchase shares of the Corporation's common stock at a fixed price at the end of the offering period. The price is determined on the date the purchase rights are granted and the offering period cannot exceed 27 months. The number of shares an eligible employee may purchase is based on the employee's compensation.

The Corporation granted purchase rights with respect to 1,661,587 shares in 2002. The weighted average fair market value per share of such purchase rights was $14.69. No purchase rights were granted in 2003 and 2004. Under the fair value method of accounting for stock-based employee compensation, an amount equal to the fair market value of purchase rights at the date of grant is expensed over the offering period. The amount charged against income with respect to purchase rights was $3.6 million and $10.3 million in 2004 and 2003, respectively. Prior to 2003, in accordance with the intrinsic value method of accounting for stock-based employee compensation, compensation cost was not recognized for such rights.

(c) The Corporation had a leveraged Employee Stock Ownership Plan (ESOP) in which substantially all employees were eligible to participate. At its inception in 1989, the ESOP used the proceeds of a $150.0 million loan from Chubb to purchase 7,792,204 newly issued shares of the Corporation's common stock. The loan, which bore interest at 9%, was due in September 2004. The receivable from the ESOP, which was recorded as a separate reduction of shareholders' equity on the consolidated balance sheets, was reduced as repayments were made on the loan principal.

Chubb and its participating subsidiaries made semi-annual contributions to the ESOP. The contributions, together with the dividends on the shares of common stock in the ESOP, were used by the ESOP to make loan interest and principal payments to Chubb. As interest and principal were paid, a portion of the common stock was allocated to eligible employees. As of September 30, 2004, the loan was fully paid and all common shares held by the ESOP were allocated. During the fourth quarter of 2004, the ESOP was merged into the Corporation's Capital Accumulation Plan.

The Corporation used the cash payment method of recognizing ESOP expense. Cash contributions to the ESOP of $13.1 million in 2004 and $11.2 million in 2003 and 2002 were charged against income. Dividends on shares of common stock in the ESOP used for debt service were $5.9 million for 2004 and $7.7 million for 2003 and 2002.

(12) Employee Benefits

(a) The Corporation has several non-contributory defined benefit pension plans covering substantially all employees. Prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the Corporation changed the formula for providing pension benefits from the final average pay formula to a cash balance formula. Under the cash balance formula, a notional account is established for each employee, which is credited semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service as well as interest based on the account balance. Employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas.

The Corporation's funding policy is to contribute amounts that meet regulatory requirements plus additional amounts determined by management based on actuarial valuations, current market conditions and other factors. This may result in no contribution being made in a particular year.

The Corporation also provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Substantially all employees hired before January 1, 1999 may become eligible for these benefits upon retirement if they meet minimum age and years of service requirements. Health care coverage is contributory. Retiree contributions vary based upon a retiree's age, type of coverage and years of service with the Corporation. Life insurance coverage is non-contributory.

In 2004, the Corporation began to fund a portion of the health care benefits obligation where such funding could be accomplished on a tax effective basis. Previously, the Corporation did not fund these benefits in advance. Benefits are paid as covered expenses are incurred.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which was enacted in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least equivalent to Medicare. In May 2004, the FASB issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on the accounting for the effects of the Act. The Corporation has concluded that enactment of the Act was not a significant event, as defined. The effects of the Act were included in the measurement of the other postretirement benefit obligation at December 31, 2004.

The Corporation uses December 31 as the measurement date for its pension and other postretirement benefit plans.

The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
	(in millions)			
Benefit obligation	$1,076.9	$944.3	$216.0	$212.4
Plan assets at fair value	886.2	771.4	13.4	—
Benefit obligation in excess of plan assets	190.7	172.9	202.6	212.4
Unrecognized net loss from past experience different from that assumed	(258.2)	(224.8)	(7.5)	(21.9)
Unrecognized prior service cost	(14.5)	(16.3)	—	—
Liability (asset) included in other liabilities	$ (82.0)	$(68.2)	$195.1	$190.5

The accumulated benefit obligation for the pension plans was $836.5 million and $733.8 million at December 31, 2004 and 2003, respectively. The accumulated benefit obligation is the present value of pension benefits as of the measurement date based on employee service and compensation prior to that date. It differs from the pension benefit obligation in the above table in that it includes no assumptions about future compensation levels.

The weighted average assumptions used to determine the benefit obligations were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Discount rate	6.25%	6.5%	6.25%	6.5%
Rate of compensation increase	4.5	4.5	—	—

The Corporation made pension plan contributions of $65.0 million and $235.6 million during 2004 and 2003, respectively. The Corporation made other postretirement benefit plan contributions of $12.8 million during 2004. No other postretirement benefit plan contributions were made during 2003.

The components of net pension and other postretirement benefit costs were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
	(in millions)					
Service cost	$50.2	$42.7	$32.1	$ 8.5	$ 6.7	$ 5.2
Interest cost	61.2	55.2	46.9	14.7	12.6	9.9
Expected return on plan assets	(66.9)	(55.0)	(51.9)	(.2)	—	—
Other costs (gains)	14.2	3.5	9.6	1.4	.4	(.9)
	$58.7	$46.4	$36.7	$24.4	$19.7	$14.2

The weighted average assumptions used to determine net pension and other postretirement benefit costs were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Discount rate	6.5%	7.0%	7.25%	6.5%	7.0%	7.25%
Rate of compensation increase	4.5	4.5	4.5	—	—	—
Expected long term rate of return on plan assets	8.5	8.75	8.75	8.5	—	—

The weighted average health care cost trend rate assumptions used to measure the expected cost of medical benefits were as follows:

	December 31	
	2004	2003
Health care cost trend rate for next year	10.0%	11.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2013	2013

The health care cost trend rate assumption has a significant effect on the amount of the accumulated other postretirement benefit obligation and the net other postretirement benefit cost reported. To illustrate, a one percent increase or decrease in the trend rate for each year would increase or decrease the accumulated other postretirement benefit obligation at December 31, 2004 by approximately $38 million and the aggregate of the service and interest cost components of net other postretirement benefit cost for the year ended December 31, 2004 by approximately $5 million.

Pension plan and other postretirement benefit plan assets are invested with the long term objective of earning sufficient amounts to cover expected benefit obligations, while assuming a prudent level of risk. The Corporation seeks to obtain a rate of return that over time equals or exceeds the returns of the broad markets in which the plan assets are invested. The target allocation of plan assets is 55% to 65% invested in equity securities, with the remainder invested in fixed maturities. The portfolio is rebalanced periodically, when percentages deviate from this target allocation. The Corporation determined the expected long term rate of return assumption based on an analysis of the portfolios' historical returns and the expectations for future returns for each asset class as well as the target allocation of plan assets.

Plan assets are currently invested in a diversified portfolio of predominately U.S. equity securities and fixed maturities. The plan assets weighted average allocation was as follows:

	December 31	
	2004	2003
Equity securities	61%	60%
Fixed maturities	39	40
	100%	100%

The estimated benefits expected to be paid in each of the next five years and in the aggregate for the following five years are as follows:

Years Ending December 31	Pension Benefits	Other Postretirement Benefits
	(in millions)	
2005	$ 37.3	$ 7.9
2006	41.1	7.5
2007	42.9	8.1
2008	47.9	8.7
2009	54.5	9.4
2010-2014	358.0	63.2

(b) The Corporation has a savings plan, the Capital Accumulation Plan, in which substantially all employees are eligible to participate. Under this plan, the employer makes a matching contribution annually equal to 100% of each eligible employee's pre-tax elective contributions, up to 4% of the employee's eligible compensation. Contributions are invested at the election of the employee in the Corporation's common stock or in various other investment funds. Employer contributions of $24.0 million, $23.2 million and $20.3 million were charged against income in 2004, 2003 and 2002, respectively.

(13) Segments Information

The principal business of the Corporation is property and casualty insurance. The profitability of the property and casualty insurance business depends on the results of both underwriting operations and investments, which are viewed as two distinct operations. The underwriting operations are managed and evaluated separately from the investment function.

The property and casualty underwriting operations consist of three separate business units: personal insurance, commercial insurance and specialty insurance. The personal segment targets the personal insurance market. The personal classes include automobile, homeowners and other personal coverages. The commercial segment includes those classes of business that are generally available in broad markets and are of a more commodity nature. Commercial classes include multiple peril, casualty, workers' compensation and property and marine. The specialty segment includes those classes of business that are available in more limited markets since they require specialized underwriting and claim settlement. Specialty classes include executive protection, financial institutions and other specialty coverages.

CFS's non-insurance business was primarily structured credit derivatives, principally as a counterparty in portfolio credit default swap contracts. The Corporation has implemented a plan to exit the credit derivatives business.

Corporate and other includes investment income earned on corporate invested assets, corporate expenses and the Corporation's real estate and other non-insurance subsidiaries.

Performance of the property and casualty underwriting segments is based on statutory underwriting results. Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned. Statutory underwriting profit is arrived at by reducing premiums earned by losses and loss expenses incurred and statutory underwriting expenses incurred.

Management uses underwriting results determined in accordance with generally accepted accounting principles (GAAP) to assess the overall performance of the underwriting operations. To convert statutory underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. Underwriting income determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred.

Investment income performance is based on investment income net of investment expenses, excluding realized investment gains and losses.

Distinct investment portfolios are not maintained for each underwriting segment. Property and casualty invested assets are available for payment of losses and expenses for all classes of business. Therefore, such assets and the related investment income are not allocated to underwriting segments.

Revenues, income before income tax and assets of each operating segment were as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Revenues			
Property and casualty insurance			
Premiums earned			
Personal insurance	$ 2,710.0	$ 2,439.4	$ 2,130.2
Commercial insurance	4,397.1	3,784.4	2,927.2
Specialty insurance	4,528.6	3,958.7	3,027.9
	11,635.7	10,182.5	8,085.3
Investment income	1,207.0	1,082.9	952.2
Total property and casualty insurance	12,842.7	11,265.4	9,037.5
Chubb Financial Solutions non-insurance business	(.5)	(62.3)	(50.5)
Corporate and other	116.8	106.5	119.4
Realized investment gains	218.2	84.4	33.9
Total revenues	$13,177.2	$11,394.0	$ 9,140.3
Income (loss) before income tax			
Property and casualty insurance			
Underwriting			
Personal insurance	$ 157.2	$ (5.2)	$ (1.9)
Commercial insurance	660.8	54.2	(696.0)
Specialty insurance	(48.5)	(112.8)	(140.5)
	769.5	(63.8)	(838.4)
Increase in deferred policy acquisition costs	76.6	168.3	212.5
Underwriting income (loss)	846.1	104.5	(625.9)
Investment income	1,184.3	1,058.4	929.4
Other charges	(4.7)	(29.5)	(25.3)
Total property and casualty insurance	2,025.7	1,133.4	278.2
Chubb Financial Solutions non-insurance business	(17.2)	(126.9)	(69.8)
Corporate and other loss	(158.5)	(157.3)	(73.9)
Realized investment gains	218.2	84.4	33.9
Total income before income tax	$ 2,068.2	$ 933.6	$ 168.4

	December 31		
	2004	2003	2002
		(in millions)	
Assets			
Property and casualty insurance	$ 42,049.2	$36,257.0	$32,804.5
Corporate and other	2,226.4	2,163.9	1,344.0
Adjustments and eliminations	(15.3)	(60.3)	(67.6)
Total assets	$ 44,260.3	$38,360.6	$34,080.9

Property and casualty commercial insurance underwriting results for 2004, 2003 and 2002 included net losses of $75 million, $250 million and $741 million, respectively, related to asbestos and toxic waste claims.

The international business of the property and casualty insurance segment is conducted primarily through subsidiaries that operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written. International business is also written by branch offices of certain domestic subsidiaries.

Revenues of the P&C Group by geographic area were as follows:

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Revenues			
United States	$10,566.4	$ 9,302.2	$7,518.4
International	2,276.3	1,963.2	1,519.1
Total	$12,842.7	$11,265.4	$9,037.5

(14) Commitments and Contingent Liabilities

(a) CFS participated in derivative financial instruments, principally as a counterparty in portfolio credit default swaps. CFS's participation in a typical portfolio credit default swap was designed to replicate the performance of a portfolio of corporate securities, a portfolio of asset-backed securities or a specified pool of loans. Chubb has issued unconditional guarantees with respect to all obligations of CFS arising from these transactions.

CFS's aggregate exposure, or retained risk, from its in-force portfolio credit default swaps and other derivative financial instruments is referred to as notional amount. Notional amounts are used to express the extent of involvement in derivative transactions. The notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Notional amounts are not recorded on the balance sheet.

Future obligations with respect to derivative financial instruments are carried at estimated fair value at the balance sheet date and are included in other liabilities. The notional amount and fair value of future obligations under CFS's derivative contracts by type of risk were as follows:

	December 31			
	Notional Amount		Fair Value	
	2004	2003	2004	2003
	(in billions)		(in millions)	
Credit default swaps				
Corporate securities	$ 1.3	$ 11.2	$ 5.1	$ 21.3
Asset-backed securities	7.4	10.5	8.5	23.0
Loan portfolios	—	3.0	—	2.2
	8.7	24.7	13.6	46.5
Other	.3	.4	8.2	8.8
Total	$ 9.0	$ 25.1	$ 21.8	$ 55.3

CFS has entered into a contract that guarantees to the counterparty the payment of any principal and interest amount due and not paid with respect to a group of referenced securities. Chubb has guaranteed CFS's obligations under the contract. At December 31, 2004, the notional amount of referenced securities was $1.9 billion. However, CFS's maximum potential payment obligation is limited to $500 million regardless of the amount of losses that might be incurred on the $1.9 billion portfolio. Moreover, if losses are incurred, CFS's payment obligations are limited to an extended payment schedule under which no payment would be due until 2010 at the earliest. The carried liability at December 31, 2004 and 2003 related to the guarantee was $186.4 million and was included in other liabilities.

(b) A property and casualty insurance subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on debt obligations. At December 31, 2004, the aggregate principal commitments related to this contract for which the subsidiary was contingently liable amounted to approximately $350 million, net of reinsurance. These commitments expire by 2023.

(c) The Corporation occupies office facilities under lease agreements that expire at various dates through 2019; such leases are generally renewed or replaced by other leases. In addition, the Corporation leases data processing, office and transportation equipment. Most leases contain renewal options for increments ranging from three to ten years. All leases are operating leases.

Rent expense was as follows:

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Office facilities	$ 97.3	$ 93.2	$ 89.9
Equipment	16.4	19.4	17.0
	$113.7	$112.6	$106.9

At December 31, 2004, future minimum rental payments required under non-cancellable operating leases were as follows:

Years Ending December 31	(in millions)
2005	$ 93.8
2006	87.9
2007	86.0
2008	78.3
2009	68.9
After 2009	297.3
	$712.2

(d) The Corporation had certain commitments totaling $486 million at December 31, 2004 to fund limited partnership investments. These capital commitments can be called by the partnerships during the commitment period (on average, 1 to 4 years) to fund working capital needs or the purchase of new investments.

(15) Earnings Per Share

Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share includes the potential dilutive effect, using the treasury stock method, of outstanding awards under stock-based employee compensation plans and of purchase contracts and mandatorily exercisable warrants to purchase the Corporation's common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31		
	2004	2003	2002
	(in millions except for per share amounts)		
Basic earnings per share:			
Net income	$1,548.4	$ 808.8	$ 222.9
Weighted average number of common shares outstanding	189.9	179.2	170.5
Basic earnings per share	$ 8.15	$ 4.51	$ 1.31
Diluted earnings per share:			
Net income	$1,548.4	$ 808.8	$ 222.9
Weighted average number of common shares outstanding	189.9	179.2	170.5
Additional shares from assumed exercise of stock-based compensation awards	3.1	2.1	2.4
Additional shares from assumed issuance of common stock upon settlement of purchase contracts and mandatorily exercisable warrants	.2	—	—
Weighted average number of common shares and potential common shares assumed outstanding for computing diluted earnings per share	193.2	181.3	172.9
Diluted earnings per share	$ 8.01	$ 4.46	$ 1.29

In 2004, 2003 and 2002, options to purchase 7.6 million shares, 11.7 million shares and 8.5 million shares of common stock with weighted average exercise prices of $75.01 per share, $70.98 per share and $73.07 per share, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Corporation's common stock. For additional disclosure regarding the stock-based compensation awards, see Note (11).

The purchase contracts and mandatorily exercisable warrants affect diluted earnings per share only during periods when the average market price of a share of the Corporation's common stock is above the threshold appreciation price of $71.40 and $69.10, respectively. The average market price of the Corporation's common stock during the periods the purchase contracts and warrants were outstanding in 2003 and 2002 was below these prices. Accordingly, shares issuable upon the settlement of the purchase contracts and warrants were excluded from the computation of diluted earnings per share during these years.

(16) Comprehensive Income

Comprehensive income is defined as all changes in shareholders' equity, except those arising from transactions with shareholders. Comprehensive income includes net income and other comprehensive income, which for the Corporation consists of changes in unrealized appreciation or depreciation of investments carried at market value and changes in foreign currency translation gains or losses.

The components of other comprehensive income or loss were as follows:

	Years Ended December 31								
	2004			2003			2002		
	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net
					(in millions)				
Unrealized holding gains arising during the year	$142.8	$ 45.9	$ 96.9	$219.8	$ 76.8	$143.0	$546.0	$191.1	$354.9
Less: reclassification adjustment for realized gains included in net income	218.2	72.2	146.0	84.4	29.5	54.9	33.9	11.9	22.0
Net unrealized gains (losses) recognized in other comprehensive income	(75.4)	(26.3)	(49.1)	135.4	47.3	88.1	512.1	179.2	332.9
Foreign currency translation gains	103.5	36.5	67.0	106.2	37.7	68.5	25.8	9.3	16.5
Total other comprehensive income	$ 28.1	$ 10.2	$ 17.9	$241.6	$ 85.0	$156.6	$537.9	$188.5	$349.4

(17) Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. In such instances, the derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

(i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.

(ii) Fair values of fixed maturities with active markets are based on quoted market prices. For fixed maturities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of fixed maturities are principally a function of current interest rates. Care should be used in evaluating the significance of these estimated market values which can fluctuate based on such factors as interest rates, inflation, monetary policy and general economic conditions.

(iii) Fair values of equity securities are based on quoted market prices. Fair values of investment partnerships are based on external market valuations from partnership management.

(iv) Fair values of real estate mortgages and notes receivable are estimated individually as the value of the discounted future cash flows of the loan, subject to the estimated fair value of the underlying collateral.

(v) The fair value of the interest rate swap is based on a price quoted by a dealer.

(vi) Long term debt consists of mortgages payable, long term notes and capital securities. Fair values of mortgages payable are estimated using discounted cash flow analyses. Fair values of the long term notes and capital securities are based on prices quoted by dealers.

(vii) Fair values of credit derivatives, principally portfolio credit default swaps, are determined using internal valuation models that are similar to external valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The fair values of credit default swaps are subject to fluctuations arising from, among other factors, changes in credit spreads, the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates.

The carrying values and fair values of financial instruments were as follows:

	December 31			
	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Assets				
Invested assets				
Short term investments	$ 1,307.5	$ 1,307.5	$ 2,695.9	$ 2,695.9
Fixed maturities (Note 4)				
Held-to-maturity	317.2	338.3	467.0	502.2
Available-for-sale	27,692.1	27,692.1	21,944.7	21,944.7
Equity securities	1,841.3	1,841.3	1,514.4	1,514.4
Real estate mortgages and notes receivable (Note 6)	19.7	18.5	18.0	16.9
Interest rate swap	11.4	11.4	11.2	11.2
Liabilities				
Long term debt (Note 8)	2,802.3	3,113.0	2,802.7	3,096.3
Credit derivatives (Note 14)	21.8	21.8	55.3	55.3

(18) Shareholders' Equity

(a) The authorized but unissued preferred shares may be issued in one or more series and the shares of each series shall have such rights as fixed by the Board of Directors.

(b) In June 2003, Chubb sold 15,525,000 shares of common stock through a public offering. The net proceeds of $887 million from the sale were credited to common stock and paid-in surplus.

The activity of the Corporation's common stock was as follows:

	Years Ended December 31		
	2004	2003	2002
	(number of shares)		
Common stock issued			
Balance, beginning of year	195,803,824	180,296,834	180,131,238
Common stock offering	—	15,525,000	—
Share activity under option and incentive plans	—	(18,010)	165,596
Balance, end of year	195,803,824	195,803,824	180,296,834
Treasury stock			
Balance, beginning of year	7,840,448	9,095,162	10,059,857
Repurchase of shares	—	—	1,500,000
Share activity under option and incentive plans	(4,713,166)	(1,254,714)	(2,464,695)
Balance, end of year	3,127,282	7,840,448	9,095,162
Common stock outstanding, end of year	192,676,542	187,963,376	171,201,672

(c) In June 2003, Chubb issued 18.4 million purchase contracts to purchase the Corporation's common stock and $460 million of 2.25% senior notes. The purchase contracts and notes were issued together in the form of 7% equity units. In November 2002, Chubb issued 24 million mandatorily exercisable warrants to purchase the Corporation's common stock and $600 million of 4% senior notes. The warrants and notes were issued together in the form of 7% equity units. For further discussion of the notes and equity units, see Note (8)(a).

Each purchase contract obligates the holder to purchase, and obligates Chubb to sell, on or before August 16, 2006, for a settlement price of $25, a variable number of newly issued shares of the Corporation's common stock. Each warrant obligates the holder to purchase, and obligates Chubb to sell, on or before November 16, 2005, for a settlement price of $25, a variable number of newly issued shares of the Corporation's common stock. The number of shares of the Corporation's common stock to be purchased will be determined based on a formula that considers the market price of the Corporation's common stock immediately prior to the time of settlement in relation to the sale price of the common stock at the time the respective equity units were offered, which was $59.50 per share for the June 2003 offering and $56.64 per share for the November 2002 offering. Upon settlement of the purchase contracts, Chubb will receive proceeds of approximately $460 million and will issue between approximately 6.5 million and 7.7 million shares of common stock. Upon settlement of the warrants, Chubb will receive proceeds of approximately $600 million and will issue between approximately 8.7 million and 10.6 million shares of common stock.

Chubb will make quarterly contract adjustment payments to the equity unit holders at a rate of 4.75% per year on the stated amount of $25 per purchase contract until the purchase contract is settled. Chubb will make quarterly warrant fee payments to the equity unit holders at a rate of 3% per year on the stated amount of $25 per warrant until the warrant is settled. The $66.2 million present value of the contract adjustment payments and the $49.9 million present value of the warrant fee payments were accrued as a liability at the date of issuance of the respective equity units with an offsetting charge to paid-in surplus. Subsequent contract adjustment and warrant fee payments will be allocated between this liability account and interest expense based on a constant rate calculation over the respective term of the purchase contracts and warrants. Paid-in surplus also reflected a charge of $11.9 million in 2003 and $15.0 million in 2002, representing the portion of the equity unit issuance costs that was allocated to the purchase contracts and warrants, respectively.

(d) The Corporation has a shareholders rights plan under which each shareholder has one right for each share of common stock of the Corporation held. Each right entitles the holder to purchase from Chubb one one-thousandth of a share of Series B Participating Cumulative Preferred Stock at an exercise price of $240. The rights are attached to all outstanding shares of common stock and trade with the common stock until the rights become exercisable. The rights are subject to adjustment to prevent dilution of the interests represented by each right.

The rights will become exercisable and will detach from the common stock ten days after a person or group either acquires 20% or more of the outstanding shares of the Corporation's common stock or announces a tender or exchange offer which, if consummated, would result in that person or group owning 20% or more of the outstanding shares of the Corporation's common stock.

In the event that any person or group acquires 20% or more of the outstanding shares of the Corporation's common stock, each right will entitle the holder, other than such person or group, to purchase that number of shares of the Corporation's common stock having a market value of two times the exercise price of the right. In the event that, following the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group, the Corporation is acquired in a merger or other business combination transaction or 50% or more of the Corporation's assets or earning power is sold, each right will entitle the holder to purchase common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after any person or group acquires 20% or more of the Corporation's common stock, but before such person or group acquires 50% or more of such stock, the Corporation may exchange all or part of the rights, other than the rights owned by such person or group, for shares of the Corporation's common stock at an exchange ratio of one share of common stock per right.

The rights do not have the right to vote or to receive dividends. The rights may be redeemed in whole, but not in part, at a price of $0.01 per right by the Corporation at any time until the tenth day after the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group. The rights will expire at the close of business on March 12, 2009, unless previously exchanged or redeemed by the Corporation.

(e) The property and casualty insurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). For such subsidiaries, statutory accounting practices differ in certain respects from GAAP.

A comparison of shareholders' equity on a GAAP basis and policyholders' surplus on a statutory basis is as follows:

	December 31			
	2004		2003	
	GAAP	Statutory	GAAP	Statutory
	(in millions)			
P&C Group	$11,159.9	$7,847.7	$ 9,694.6	$6,368.1
Corporate and other	(1,033.5)		(1,172.6)	
	$10,126.4		$ 8,522.0	

A comparison of GAAP and statutory net income (loss) is as follows:

	Years Ended December 31					
	2004		2003		2002	
	GAAP	Statutory	GAAP	Statutory	GAAP	Statutory
	(in millions)					
P&C Group	$1,798.7	$1,664.1	$1,051.7	$915.6	$303.7	$(26.7)
Corporate and other	(250.3)		(242.9)		(80.8)	
	$1,548.4		$ 808.8		$222.9	

(f) As a holding company, Chubb's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets in Chubb, which is dependent in large part on the dividend paying ability of its property and casualty insurance subsidiaries. Various state insurance laws restrict the Corporation's property and casualty insurance subsidiaries as to the amount of dividends they may pay without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2004, these subsidiaries paid cash dividends to Chubb totaling $380.0 million.

The maximum dividend distribution that may be made by the property and casualty insurance subsidiaries to Chubb during 2005 without prior regulatory approval is approximately $1.1 billion.

QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2004 and 2003 are shown below. In management's opinion, the interim financial data contain all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations for the interim periods.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2004	2003	2004	2003	2004	2003	2004(a)	2003(b)
	(in millions except for per share amounts)							
Revenues	$3,178.3	$2,615.9	$3,205.9	$2,838.5	$3,345.4	$2,947.2	$3,447.6	$2,992.4
Losses and expenses	2,689.3	2,333.7	2,739.6	2,509.6	2,865.3	2,609.5	2,814.8	3,007.6
Federal and foreign income tax (credit)	128.3	57.6	110.2	76.8	116.1	77.9	165.2	(87.5)
Net income	$ 360.7	$ 224.6	$ 356.1	$ 252.1	$ 364.0	$ 259.8	$ 467.6	$ 72.3
Basic earnings per share	$ 1.92	$ 1.32	$ 1.88	$ 1.46	$ 1.91	$ 1.39	$ 2.44	$ .39
Diluted earnings per share	$ 1.88	$ 1.31	$ 1.85	$ 1.45	$ 1.88	$ 1.37	$ 2.39	$ .38
Underwriting ratios								
Losses to premiums earned	62.5%	64.9%	63.3%	64.6%	63.9%	65.7%	62.7%	74.4%
Expenses to premiums written	30.1	30.4	29.5	30.7	29.4	30.9	27.9	29.6
Combined	92.6%	95.3%	92.8%	95.3%	93.3%	96.6%	90.6%	104.0%

(a) In the fourth quarter of 2004, losses and expenses included net losses of $75.0 million ($48.8 million after-tax or $0.25 per basic and diluted share) related to asbestos claims. Excluding the impact of such losses, the losses to premiums earned ratio was 60.2% and the combined ratio was 88.1%.

(b) In the fourth quarter of 2003, losses and expenses included net losses of $250.0 million ($162.5 million after-tax or $0.86 per basic and diluted share) related to asbestos claims. Excluding the impact of such losses, the losses to premiums earned ratio was 65.2% and the combined ratio was 94.8%. Losses and expenses also included a $96.0 million loss ($62.4 million after-tax or $0.33 per basic and diluted share) related to an agreement that caps Chubb Financial Solutions' exposure from two credit derivative contracts that had experienced deterioration in credit quality. Federal and foreign income tax included a $40.0 million ($0.21 per basic and diluted share) credit for the reversal of a tax valuation allowance established in 2002.

THE CHUBB CORPORATION

Schedule I

CONSOLIDATED SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES
(in millions)

December 31, 2004

Type of Investment	Cost or Amortized Cost	Market Value	Amount at Which Shown in the Balance Sheet
Short term investments	$ 1,307.5	$ 1,307.5	$ 1,307.5
Fixed maturities			
Bonds			
United States Government and government agencies and authorities	5,387.9	5,424.0	5,422.4
States, municipalities and political subdivisions	13,863.9	14,401.4	14,381.9
Foreign	4,353.6	4,472.2	4,472.2
Public utilities	332.2	346.5	346.5
All other corporate bonds	3,209.7	3,330.5	3,330.5
Total bonds	27,147.3	27,974.6	27,953.5
Redeemable preferred stocks	55.2	55.8	55.8
Total fixed maturities	27,202.5	28,030.4	28,009.3
Equity securities			
Common stocks			
Public utilities	229.4	269.2	269.2
Banks, trusts and insurance companies	97.9	119.0	119.0
Industrial, miscellaneous and other	1,323.1	1,410.4	1,410.4
Total common stocks	1,650.4	1,798.6	1,798.6
Non-redeemable preferred stocks	36.9	42.7	42.7
Total equity securities	1,687.3	1,841.3	1,841.3
Total invested assets	$30,197.3	$31,179.2	$31,158.1

THE CHUBB CORPORATION

Schedule II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS — PARENT COMPANY ONLY
(in millions)

December 31

	2004	2003
Assets		
Invested Assets		
Short Term Investments	$ 186.5	$ 703.9
Taxable Fixed Maturities — Available-for-Sale (cost $1,037.6 and $335.6)	1,047.9	337.6
Equity Securities (cost $4.7 and $8.4)	7.3	9.5
TOTAL INVESTED ASSETS	1,241.7	1,051.0
Cash	.5	—
Investment in Consolidated Subsidiaries	11,100.6	9,647.2
Investment in Partially Owned Company	346.2	312.3
Net Receivable from Consolidated Subsidiaries	140.7	140.7
Other Assets	112.2	189.8
TOTAL ASSETS	$12,941.9	$11,341.0
Liabilities		
Long Term Debt	$ 2,571.4	$ 2,571.2
Dividend Payable to Shareholders	75.0	67.7
Accrued Expenses and Other Liabilities	169.1	180.1
TOTAL LIABILITIES	2,815.5	2,819.0
Shareholders' Equity		
Preferred Stock — Authorized 4,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 600,000,000 Shares; $1 Par Value; Issued 195,803,824 Shares	195.8	195.8
Paid-In Surplus	1,319.1	1,318.8
Retained Earnings	8,119.1	6,868.9
Accumulated Other Comprehensive Income		
Unrealized Appreciation of Investments, Net of Tax	624.5	673.6
Foreign Currency Translation Gains, Net of Tax	79.0	12.0
Receivable from Employee Stock Ownership Plan	—	(17.9)
Treasury Stock, at Cost — 3,127,282 and 7,840,448 Shares	(211.1)	(529.2)
TOTAL SHAREHOLDERS' EQUITY	10,126.4	8,522.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,941.9	$11,341.0

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II
(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME — PARENT COMPANY ONLY
(in millions)

Years Ended December 31

	2004	2003	2002
Investment Income	$ 64.7	$ 48.0	$ 31.5
Realized Investment Gains (Losses)	(40.6)	(2.2)	63.8
Investment Expenses	(2.0)	(4.5)	(1.8)
Corporate Expenses	(176.1)	(164.1)	(90.9)
	(154.0)	(122.8)	2.6
Federal and Foreign Income Tax	52.9	6.8	27.9
	(206.9)	(129.6)	(25.3)
Equity in Net Income of Consolidated Subsidiaries	1,755.3	938.4	248.2
NET INCOME	$1,548.4	$ 808.8	$222.9

Chubb and its domestic subsidiaries file a consolidated federal income tax return. The federal income tax represents an allocation under the Corporation's tax allocation agreements.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II
(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY
(in millions)

Years Ended December 31

	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	$ 1,548.4	$ 808.8	$ 222.9
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Equity in Net Income of Consolidated Subsidiaries	(1,755.3)	(938.4)	(248.2)
Realized Investment Losses (Gains)	40.6	2.2	(63.8)
Other, Net	.8	(1.1)	111.0
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(165.5)	(128.5)	21.9
Cash Flows from Investing Activities			
Proceeds from Sales of Fixed Maturities	189.9	332.6	191.7
Proceeds from Maturities of Fixed Maturities	68.7	41.0	44.6
Proceeds from Sales of Equity Securities	6.8	74.1	117.1
Purchases of Fixed Maturities	(973.1)	(648.3)	(12.5)
Purchases of Equity Securities	—	(7.6)	(26.8)
Decrease (Increase) in Short Term Investments, Net	517.4	(685.5)	4.1
Capital Contributions to Consolidated Subsidiaries	(20.0)	(865.0)	(1,040.0)
Dividends Received from Consolidated Insurance Subsidiaries	380.0	270.0	240.0
Distributions Received from Consolidated Non-Insurance Subsidiaries	10.5	—	363.9
Other, Net	.4	(16.8)	(70.6)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	180.6	(1,505.5)	(188.5)
Cash Flows from Financing Activities			
Decrease in Short Term Debt Issued by a Consolidated Subsidiary	—	—	(199.0)
Proceeds from Issuance of Long Term Debt	—	960.0	600.0
Proceeds from Common Stock Offering	—	886.8	—
Proceeds from Issuance of Common Stock Under Incentive and Purchase Plans	258.4	43.8	106.0
Repurchase of Shares	—	—	(99.4)
Dividends Paid to Shareholders	(290.9)	(251.1)	(237.6)
Other, Net	17.9	(5.6)	(3.3)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(14.6)	1,633.9	166.7
Net Increase (Decrease) in Cash	.5	(.1)	.1
Cash at Beginning of Year	—	.1	—
CASH AT END OF YEAR	$ .5	$ —	$ .1

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

In 2002, Chubb contributed $131.9 million of property, consisting of land and office buildings in Whitehouse Station, New Jersey, to a consolidated insurance subsidiary and another consolidated insurance subsidiary distributed its $259.1 million investment in a partially owned company, Allied World Assurance Holdings, Ltd., to Chubb. These noncash transactions have been excluded from the statement of cash flows.

THE CHUBB CORPORATION

Schedule III

CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION

(in millions)

	December 31			Year Ended December 31					
Segment	Deferred Policy Acquisition Costs	Unpaid Losses	Unearned Premiums	Premiums Earned	Net Investment Income	Insurance Losses	Amortization of Deferred Policy Acquisition Costs	Other Insurance Operating Costs and Expenses**	Premiums Written
2004									
Property and Casualty Insurance									
Personal	$ 388.0	$ 1,470.8	$1,523.8	$ 2,710.0		$1,672.8	$ 726.2	$136.7	$ 2,830.3
Commercial	521.8	7,762.9	2,414.3	4,397.1		2,361.6	1,059.0	289.8	4,563.5
Specialty	524.9	11,058.2	2,417.8	4,528.6		3,286.5	1,058.1	198.9	4,659.1
Investments					$1,184.3*				
	$1,434.7	$20,291.9	$6,355.9	$11,635.7	$1,184.3	$7,320.9	$2,843.3	$625.4	$12,052.9
2003									
Property and Casualty Insurance									
Personal	$ 367.2	$ 1,276.4	$1,394.5	$ 2,439.4		$1,592.8	$ 670.9	$151.0	$ 2,590.3
Commercial	490.4	7,269.5	2,216.2	3,784.4		2,427.2	943.5	308.1	4,109.0
Specialty	485.8	9,401.9	2,328.7	3,958.7		2,847.2	921.2	216.1	4,368.6
Investments					$1,058.4*				
	$1,343.4	$17,947.8	$5,939.4	$10,182.5	$1,058.4	$6,867.2	$2,535.6	$675.2	$11,067.9
2002									
Property and Casualty Insurance									
Personal	$ 330.8	$ 1,118.3	$1,221.9	$ 2,130.2		$1,352.8	$ 582.2	$138.8	$ 2,313.7
Commercial	429.8	6,858.5	1,841.2	2,927.2		2,495.1	778.6	254.3	3,404.7
Specialty	389.4	8,736.3	1,986.8	3,027.9		2,216.7	717.0	175.7	3,328.9
Investments					$ 929.4*				
	$1,150.0	$16,713.1	$5,049.9	$ 8,085.3	$ 929.4	$6,064.6	$2,077.8	$568.8	$ 9,047.3

* Property and casualty assets are available for payment of losses and expenses for all classes of business; therefore, such assets and the related investment income have not been allocated to the underwriting segments.

** Other insurance operating costs and expenses does not include other charges.

THE CHUBB CORPORATION

Schedule IV

CONSOLIDATED REINSURANCE
(in millions)

Years Ended December 31

	Property and Casualty Insurance Premiums Earned				
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
2004	$11,663.8	$1,395.8	$1,367.7	$11,635.7	11.8
2003	$10,720.0	$1,631.9	$1,094.4	$10,182.5	10.7
2002	$ 8,743.8	$1,420.3	$ 761.8	$ 8,085.3	9.4

THE CHUBB CORPORATION

Schedule VI

CONSOLIDATED SUPPLEMENTARY PROPERTY AND CASUALTY INSURANCE INFORMATION
(in millions)

Years Ended December 31

	Losses and Loss Adjustment Expenses Incurred Related to		
	Current Year	Prior Years	Paid Losses and Loss Adjustment Expenses
2004	$6,994.0	$326.9	$5,033.4
2003	$6,469.9	$397.3	$4,987.6
2002	$5,274.9	$789.7	$4,432.7

THE CHUBB CORPORATION

EXHIBITS INDEX

(Item 15(a))

	Description
(2)	— Plan of acquisition, reorganization, arrangement, liquidation or succession Agreement and Plan of Merger dated as of February 6, 1999 among Executive Risk Inc., the registrant and Excalibur Acquisition, Inc. incorporated by reference to Exhibit (99.2) of the registrant's Report to the Securities and Exchange Commission on Form 8-K dated February 6, 1999.
(3)	— Articles of incorporation and by-laws Restated Certificate of Incorporation. Incorporated by reference to Exhibit (3) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the six months ended June 30, 1996. Certificate of Amendment to the Restated Certificate of Incorporation. Incorporated by reference to Exhibit (3) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998. Certificate of Correction of Certificate of Amendment to the Restated Certificate of Incorporation. Incorporated by reference to Exhibit (3) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998. By-Laws. Incorporated by reference to Exhibit (3.1) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 9, 2003.
(4)	— Instruments defining the rights of security holders, including indentures The registrant is not filing any instruments evidencing any indebtedness since the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request. Purchase Contract Agreement, dated as of June 24, 2003, between The Chubb Corporation and Bank One Trust Company, N.A., as Purchase Contract Agent. Incorporated by reference to Exhibit 4.1 of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on June 25, 2003. Pledge Agreement, dated as of June 24, 2003, between The Chubb Corporation, BNY Midwest Trust Company, as Collateral Agent, Custodial Agent and Securities Intermediary, and Bank One Trust Company, N.A., as Purchase Contract Agent. Incorporated by reference to Exhibit 4.2 of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on June 25, 2003. Warrant Agreement, dated as of December 2, 2002, between The Chubb Corporation and Bank One Trust Company, N.A., as Warrant Agent. Incorporated by reference to Exhibit (4.1) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 13, 2002.

Description

Pledge Agreement, dated as of December 2, 2002, between The Chubb Corporation, BNY Midwest Trust Company, as Collateral Agent, Custodial Agent and Securities Intermediary, and Bank One Trust Company, N.A., as Warrant Agent. Incorporated by reference to Exhibit (4.2) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 13, 2002.

Rights Agreement dated as of March 12, 1999 between The Chubb Corporation and First Chicago Trust Company of New York, as Rights Agent. Incorporated by reference to Exhibit 99.1 of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 30, 1999.

(10) — Material contracts

Medium-Term Credit Agreement, dated as of June 28, 2002, among The Chubb Corporation, the Banks listed on the signature pages thereof, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc., as Arrangers, Deutsche Bank AG New York Branch, as Administrative Agent, and Citibank, N.A., as Syndication Agent. Incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended June 30, 2004.

Amended and Restated Short-Term Credit Agreement and Amendment to Medium-Term Credit Agreement, dated as of June 26, 2003, among The Chubb Corporation, the Banks listed on the signature pages thereof, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc., as Arrangers, Deutsche Bank AG New York Branch and Citibank, N.A., as Swingline Lenders, Deutsche Bank AG New York Branch, as Administrative Agent, and Citibank, N.A., as Syndication Agent. Incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended June 30, 2004.

Amended and Restated Short-Term Credit Agreement, dated as of June 23, 2004, among The Chubb Corporation, the Banks listed on the signature pages thereof, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as Arrangers, Deutsche Bank AG New York Branch and Citicorp USA, Inc., as Swingline Lenders, Deutsche Bank AG New York Branch, as Administrative Agent, and Citicorp USA, Inc., as Syndication Agent. Incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended June 30, 2004.

The Chubb Corporation 2003 Producer Stock Incentive Plan incorporated by reference to Annex B of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 29, 2003.

The Chubb Corporation Producer Stock Incentive Program incorporated by reference to Exhibit (4.3) of the registrant's Report to the Securities and Exchange Commission on Amendment No. 2 to Form S-3 No. 333-67445 dated January 25, 1999.

Executive Compensation Plans and Arrangements.

The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) filed herewith.

Schedule of 2005 Base Salary Increases for Named Executive Officers incorporated by reference to Exhibit (10.1) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Description

Schedule of 2005 Annual Incentive Compensation Award Formula Components incorporated by reference to Exhibit (10.2) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Chief Executive Officer and Vice Chairmen) incorporated by reference to Exhibit (10.3) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.4) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for recipients other than Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.5) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Exhibit (10.6) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (three year vesting schedule) incorporated by reference to Exhibit (10.7) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (four year vesting schedule) incorporated by reference to Exhibit (10.8) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

The Chubb Corporation Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.9) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10.10) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Form of Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10.11) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Corporate Aircraft Policy incorporated by reference to Exhibit (10.12) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on March 9, 2005.

Description

The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Annex B of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.

The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Annex C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.

The Chubb Corporation Annual Incentive Compensation Plan (2001) incorporated by reference to Exhibit B of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 24, 2001.

The Chubb Corporation Stock Option Plan for Non-Employee Directors (2001) incorporated by reference to Exhibit C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 24, 2001.

The Chubb Corporation Long-Term Stock Incentive Plan (2000) incorporated by reference to Exhibit A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 25, 2000.

The Chubb Corporation Long-Term Stock Incentive Plan (1996), as amended, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

The Chubb Corporation Stock Option Plan for Non-Employee Directors (1996), as amended, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

The Chubb Corporation Long-Term Stock Incentive Plan (1992), as amended, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

The Chubb Corporation Stock Option Plan for Non-Employee Directors (1992), as amended, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

Non-Employee Director Special Stock Option Agreement, dated as of December 5, 2002, between The Chubb Corporation and Joel J. Cohen, incorporated by reference to Exhibit (10.1) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 9, 2002.

Non-Employee Director Special Stock Option Agreement, dated as of December 5, 2002, between The Chubb Corporation and David H. Hoag, incorporated by reference to Exhibit (10.2) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 9, 2002.

Non-Employee Director Special Stock Option Agreement, dated as of December 5, 2002, between The Chubb Corporation and Lawrence M. Small, incorporated by reference to Exhibit (10.3) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 9, 2002.

Description

The Chubb Corporation Deferred Compensation Plan for Directors, as amended, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

The Chubb Corporation Executive Deferred Compensation Plan incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

The Chubb Corporation Estate Enhancement Program incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended March 31, 1999.

The Chubb Corporation Estate Enhancement Program for Non-Employee Directors incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended March 31, 1999.

Executive Severance Agreement, dated as of November 16, 1998, between The Chubb Corporation and Thomas F. Motamed, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998.

Executive Severance Agreement, dated as of June 30, 1997, between The Chubb Corporation and Michael O'Reilly, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1997.

Executive Severance Agreement, dated as of December 8, 1995, between The Chubb Corporation and John J. Degnan, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1995.

Change in Control Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on January 21, 2003.

Amendment, dated as of December 1, 2003, to Change in Control Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit 10.2 of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 2, 2003.

Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on January 21, 2003.

Amendment, dated as of December 1, 2003, to Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.1) of the registrant's Report to the Securities and Exchange Commission on Form 8-K filed on December 2, 2003.

Retirement Agreement, dated as of September 18, 2002, between The Chubb Corporation and Dean R. O'Hare, incorporated by reference to Exhibit (10) of the registrant's Report to the Securities and Exchange Commission on Form 10-Q for the quarter ended September 30, 2002.

	Description
(11)	— Computation of earnings per share included in Note (15) of the Notes to Consolidated Financial Statements.
(21)	— Subsidiaries of the registrant filed herewith.
(23)	— Consent of Independent Registered Public Accounting Firm filed herewith.
(31)	— Rule 13a-14(a)/15d-14(a) Certifications. Certification by John D. Finnegan filed herewith. Certification by Michael O'Reilly filed herewith.
(32)	— Section 1350 Certifications. Certification by John D. Finnegan filed herewith. Certification by Michael O'Reilly filed herewith.

Certain Exhibits were included in the Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies are available on the Corporation's website at www.chubb.com or by writing to the Corporation's Corporate Secretary.

THE CHUBB CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Significant subsidiaries at December 31, 2004 of The Chubb Corporation, a New Jersey Corporation, and their subsidiaries (indented), together with the percentages of ownership, are set forth below.

Company	Place of Incorporation	Percentage of Securities Owned
Federal Insurance Company	Indiana	100%
Vigilant Insurance Company	New York	100
Pacific Indemnity Company	Wisconsin	100
Northwestern Pacific Indemnity Company	Oregon	100
Texas Pacific Indemnity Company	Texas	100
Great Northern Insurance Company	Minnesota	100
Chubb Insurance Company of New Jersey	New Jersey	100
Chubb Custom Insurance Company	Delaware	100
Chubb National Insurance Company	Indiana	100
Chubb Indemnity Insurance Company	New York	100
Executive Risk Indemnity Inc.	Delaware	100
Executive Risk Specialty Insurance Company	Connecticut	100
Quadrant Indemnity Company	Connecticut	100
CC Canada Holdings Ltd.	Canada	100
Chubb Insurance Company of Canada	Canada	100
Chubb Insurance Company of Europe, S.A.	Belgium	100
Chubb Insurance Company of Australia Limited	Australia	100
Chubb Argentina de Seguros, S.A.	Argentina	100
Chubb Atlantic Indemnity Ltd.	Bermuda	100
DHC Corporation	Delaware	100
Chubb do Brasil Companhia de Seguros	Brazil	99
Bellemead Development Corporation	Delaware	100
Chubb Capital Corporation	New Jersey	100
Chubb Financial Solutions, Inc.	Delaware	100

Certain other subsidiaries of Chubb and its consolidated subsidiaries have been omitted since, in the aggregate, they would not constitute a significant subsidiary.

Exhibit 23

THE CHUBB CORPORATION

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3: No. 333-67445, No. 333-74912, No. 333-101460, No. 333-104310, and Form S-8: No. 33-29185, No. 33-30020, No. 33-49230, No. 33-49232, No. 333-09273, No. 333-09275, No. 333-58157, No. 333-67347, No. 333-36530 No. 333-85462, No. 333-90140, No. 333-117120 and Post-Effective Amendment No. 2 to Form S-4 on Form S-8 No. 333-73073) of The Chubb Corporation and in the related Prospectuses of our reports dated March 9, 2005, with respect to the consolidated financial statements and schedules of The Chubb Corporation, The Chubb Corporation's management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Chubb Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

New York, New York
March 9, 2005

Exhibit 31.1

CERTIFICATION

I, John D. Finnegan, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael O'Reilly, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ Michael O'Reilly

Michael O'Reilly
Vice Chairman and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF PERIODIC REPORT

I, John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: March 15, 2005

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF PERIODIC REPORT

I, Michael O'Reilly, Vice Chairman and Chief Financial Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: March 15, 2005

/s/ Michael O'Reilly

Michael O'Reilly
Vice Chairman and Chief Financial Officer

SUBSIDIARIES

Property and Casualty Insurance

Federal Insurance Company
Vigilant Insurance Company
Great Northern Insurance Company
Pacific Indemnity Company
Northwestern Pacific Indemnity Company
Texas Pacific Indemnity Company
Executive Risk Indemnity Inc.
Executive Risk Specialty Insurance Company
Quadrant Indemnity Company
Chubb Custom Insurance Company
Chubb Indemnity Insurance Company
Chubb Insurance Company of New Jersey
Chubb National Insurance Company
Chubb Atlantic Indemnity, Ltd.
Chubb Insurance Company of Australia, Limited
Chubb Insurance Company of Canada
Chubb Insurance Company of Europe, S.A.
Chubb Argentina de Seguros, S.A.
Chubb do Brasil Companhia de Seguros
Chubb de Colombia Compañía de Seguros S.A.
Chubb de Chile Compañía de Seguros Generales S.A.
Chubb de Mexico, Compania Afianzadora, S.A. de C.V.
Chubb de Mexico, Compania de Seguros, S.A. de C.V.

Property and Casualty Insurance Underwriting Managers

Chubb & Son, a division of Federal Insurance Company
Chubb Custom Market, Inc.
Chubb Multinational Managers Inc.

Reinsurance

Harbor Island Indemnity Ltd.

Reinsurance Services

Chubb Re, Inc.

Consulting — Claims Administration — Services

Chubb Services Corporation

Insurance Agencies

Personal Lines Insurance Brokerage, Inc.
Chubb Insurance Solutions Agency, Inc.

Licensing Services

Chubb Licensing Services LLC

Financial Services

Chubb Financial Solutions, Inc.
Chubb Financial Solutions LLC

Financing

Chubb Capital Corporation

Real Estate

Bellemead Development Corporation

DIVIDEND AGENT, TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone 800-317-4445
Company Code 1816
www.EquiServe.com

STOCK LISTING AND CERTIFICATIONS

The common stock of the Corporation is traded on the New York Stock Exchange under the symbol CB.

As of the mailing date of this annual report, our Chief Executive Officer and Chief Financial Officer have timely delivered the certifications required under applicable rules of the SEC and the NYSE.

THE CHUBB CORPORATION

15 Mountain View Road, P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone 908-903-2000
www.chubb.com

Photography Allan H. Shoemake: cover, pages 9, 10, 13, 14; Greg Leshé: cover inset, pages 1, 3, 7, 8, 11, 12, 15, 16, 17.



he Chubb Corporation

Mountain View Road, P.O. Box 1615

arren, New Jersey 07061-1615

(908) 903-2000

hubb.com